11/5

07027836

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Computershare

*CURRENT ADDRESS

**FORMER NAME

BEST AVAILABLE COPY

PROCESSED
NOV 09 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04966 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/7/07

Computershare

HEAD OFFICE

[illegible]

www.computershare.com

082-04966

6-30-07
AR/S

certainty

COMPUTERSHARE ANNUAL REPORT 2007

CERTAINTY INGENUITY ADVANTAGE

Computershare

This financial report covers both Computershare Limited as individual entity and the consolidated entity consisting of Computershare limited and its subsidiaries. The financial report is presented in United States (US) dollars, unless otherwise stated.

Computershare Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067, Australia.

The financial report was authorised for issue by the directors on 17 September 2007. The company has the power to amend and reissue the financial report.

A separate notice of meeting, including a proxy form is enclosed with this Annual Report.

CONTENTS

FINANCIAL HIGHLIGHTS

	JUNE 2007	JUNE 2006	% CHANGE
PROFIT (US$M)			
Sales revenue	1,404.2	1,198.3	**17%**
Earnings before interest, tax, depreciation and amortisation*	370.5	240.1	**54%**
Net profit after minority interests*	219.4	135.5	**62%**
BALANCE SHEET (US$M)			
Total assets	1,735.1	1,602.8	**8%**
Total shareholders' equity	832.6	699.9	**19%**
PERFORMANCE INDICATORS			
Basic earnings per share	39.08 cents	22.88 cents	**71%**
Management earnings per share*	36.68 cents	22.74 cents	**61%**
Free cash flow	$295.3M	$158.6M	**86%**
Net debt to EBITDA*	0.9 times	1.7 times	
Return on equity	26.4%	19.4%	
Staff numbers	10,465	10,255	

* These financial indicators are based on Management adjusted results that exclude certain items to permit more appropriate and meaningful analysis of underlying performance on a comparative basis.

FINANCIAL CALENDAR

2007

6 September	Books close for final dividend	
21 September	Final dividend paid	
14 November	The Annual General Meeting of Computershare Limited ABN 71 005 485 825	
	Location:	Computershare Conference Centre Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
	Time:	10.00am

2008

13 February — Announcement of financial results for the half year ending 31 December 2007

"In 2007, Computershare delivered record results for the fourth successive year, and we are expecting 2008 to continue that trend." C.J. Morris, Executive Chairman

PERFORMANCE INDICATORS

EARNINGS*



6.94
13.52
16.12
22.74
36.68
03
04
C5
06
07
PER SHARE (US cents)

EPS +61%

SALES REVENUE



408.6
619.1
795.7
1198.3
1404.2
03
04
05
06
07
(US$M)

SALES REVENUE +17%

EBITDA*



78.8
130.3
158.5
240.1
370.5
03
04
05
06
07
(US$M)

EBITDA +54%

EBITDA MARGIN*



18.6
20.5
19.6
19.8
26.1
03
04
05
06
07
%

MARGIN at 26%

FREE CASH FLOW



34.3
81.5
86.2
158.6
295.3
03
04
05
06
07
(US$M)

CASH FLOW +86%

TOTAL ASSETS



596.0
818.7
1555.5
1602.8
1735.1
03
04
05
06
07
(US$M)

ASSETS +8%

Regional Analysis

Total Revenue



55%
NORTH AMERICA
23%
ASIA PACIFIC
22%
EMEA

EBITDA



57%
NORTH AMERICA
20%
ASIA PACIFIC
23%
EMEA

RETURN ON EQUITY



6.9
13.3
15.1
19.4
26.4
03
04
05
06
07
%

ROE at 26%

Indicators presented on this page were prepared under "AGAAP" prior to 2005.
* Management adjusted basis.

02-13 Overview
14-40 Governance
41-96 Financials
97-100 Reports
101-104 Further Information

CHAIRMAN AND CHIEF EXECUTIVE OFFICER REVIEW

SUSTAINED GROWTH

We are delighted to present Computershare's 2007 annual report, detailing a fourth successive year of record growth. Computershare's exceptional performance came amidst improved global market conditions, but was also fuelled by significant margin improvement.

Pleasingly, all major business lines and regions contributed to the record result, with strong levels of cash flow generation.

We look forward to continuing the strong and sustained growth into 2008 and beyond.

THE YEAR IN REVIEW

Computershare delivered record financial growth for the fourth consecutive year, increasing earnings per share (on a management adjusted basis) by 61% from 22.74 cents to 36.68 cents per share, which represents a management adjusted net profit after minority interests of $219.4 million.

Total revenues increased by 17% to $1,418.4 million while operating cash flows grew 75% to $321.0 million.

North America

The North American businesses delivered another excellent result, maintaining strong revenue and earnings momentum following an exceptional FY2006. Revenue growth of 10% to $782 million was largely driven by increased corporate transaction and M&A activity together with higher comparative interest rates, resulting in a 57% contribution of consolidated EBITDA. North American regional highlights included:

> 98% US client retention;
> Georgeson retained as proxy solicitor on five of the year's top ten US M&A transactions;
> US regulatory reform driven toward dematerialised proxy process.

Europe, Middle East and Africa (EMEA)

The regional momentum generated by the recovery of the UK business in 2H06 continued, with increased M&A and corporate transaction activity and the positive interest rate environment contributing to 28% revenue growth to $311 million and a consolidated EBITDA contribution of 23%. The increased presence in Russia is likely to drive growth over the coming year, while UK investor services opportunities may emerge following the change in ownership of our major competitor. EMEA regional highlights included:

> Investor Services and Plan Managers businesses significantly grew earnings;
> UK custodial tenancy Deposit Protection Scheme administration won;
> Operational efficiencies delivered and commercial terms improved with key UK clients.

Asia Pacific

The Asia Pacific region's improved result was contributed to, by improved pricing, higher levels of Australian corporate transaction and M&A activity, and outstanding Hong Kong IPO results. These factors contributed to a 26% revenue increase to $320 million and a 20% contribution of consolidated EBITDA. Computershare's Indian business, opportunities in China and the Australian Fund Services business are expected to contribute to regional growth. Asia Pacific regional highlights included:

> Industrial and Commercial Bank of China IPO;
> Plan Managers' Australian alliance with Citi Smith Barney (formerly Citigroup) to provide wealth management solutions;
> Won first major Australian health fund demutualisation for NIB Health Funds.

Global

The success of Computershare's Global Capital Markets group and Global Transaction Unit underlined the value of the Company's global business model and common technology. By facilitating the more efficient transfer of stock between markets, these teams played an integral role in completing the New York Stock Exchange-Euronext merger as well as landmark cross-border listings in Dubai, depositary interest listings in the UK and cross-border transactions for a number of Canadian, South African, Australian and UK companies.

CAPITAL MANAGEMENT

Shareholders' funds increased by $132.7 million or 19% even after the share buy-back program and increased ordinary dividends paid, while free cash flow grew 86% to $295.3 million.

Dividend

A final dividend of AU9 cents per share unfranked (to be paid on 21 September 2007) follows an interim dividend of AU8 cents per share unfranked paid in March 2007. Total dividends for FY2007 increased 31% to AU17 cents per share.

On-market ordinary share buy back

On 15 November 2006, Computershare announced an on-market buy back of up to 25 million ordinary shares over a six month period. On 24 May 2007, Computershare announced an extension of the buy back period until 29 November 2007. On 15 August 2007, the Company announced that the buy back had been increased to a total of 45 million ordinary shares under the existing program and the buy back period was extended to 31 January 2008.

During FY2007 the Company purchased and cancelled 9,794,991 ordinary shares at a total cost of AU$102.6 million (average share price AU$10.48). From 1 July 2007 until 11 September 2007, the Company had purchased an additional 18,042,750 shares at a cost of AU$178.3 million. Since inception of this buy back program until 11 September 2007, the Company has purchased 27,837,741 shares at a total cost of AU$280.9 million. Issued ordinary shares outstanding were 590,859,068 at 30 June 2007, a net reduction during FY2007 of 8,357,491.

TECHNOLOGY PRIORITIES

Computershare's total technology expenditure rose 14% to $132.0 million, its ratio to sales revenue falling marginally to 9%. The total spend included $43.3 million in research and development expenditure, which was expensed during the period.

The Company focused on enhancing client solutions using technology applications, while also driving the globalisation of its product suite such as Proxy Watch (from the US to the UK and Australia) and the UK Deposit Protection Scheme offering. There continued to be significant investment in developing systems that support our core business.

The record-breaking Industrial and Commercial Bank of China IPO highlighted the strength of Computershare's product innovation and common global technology, with the Company's new electronic IPO service accounting for more than 80,000 applications (of a total of 980,000), and round-the-clock IT and processing support provided by Computershare's offices in Hong Kong, Australia, USA and the UK.

Priorities for the coming year include enhancing client reporting using data warehousing techniques, improving the functionality and useability of self-service and other web applications, and enhancing contact centre capabilities including IVR (using speech recognition), call quality, average call times and workforce planning.

ACQUISITIONS

Computershare continued to actively acquire businesses, albeit on a reduced scale in comparison to FY2006. This continued the group's strategy of consolidating like businesses around the world and pursuing diversified revenue sources. Acquisitions included:

> 17 October 2006 - announced move to a controlling interest (65%) in National Registry Company and a 40% stake in NIKoil in Russia
> 26 February 2007 - acquired corporate trust assets of Toronto Dominion Bank Financial Group in Canada
> 27 February 2007 - acquired investor services business of US Stock Transfer Corporation
> 29 March 2007 - acquired final 30% stake in Computershare Hong Kong Investor Services Limited (CHIS)
> 30 May 2007 - acquired Permail, a Sydney-based direct mail and customer communications company
> 4 June 2007 - acquired PortfolioServer, a leading Australian unit registry technology business.

OUTLOOK

Computershare will continue to follow a clear strategy:

1. Drive operational quality and efficiency through improved measurement, benchmarking and technology.
2. Improve our front office skills to protect and drive revenue through more effective account management, new business generation and exploitation of cross-selling opportunities.
3. Seek acquisition and other growth opportunities where we can add value and enhance returns for Computershare shareholders.

The excellent performance of the past year has the Company powerfully positioned to execute on its strategy. Our operating margins are healthy, our balance sheet is strong and is able to support both acquisitions and capital management activities and our technology, client-facing and operational strengths equip us to face the future with confidence.

CONCLUSION

The 2007 financial year delivered record results for the fourth successive year, and we are expecting 2008 to continue that trend. We would again like to recognise the wonderful contribution of our global staff to this outstanding result. We also extend our thanks to our Board of Directors, which continues to provide tremendous guidance and advice. In closing, we also thank our shareholders and clients for their ongoing support and look forward to another exciting and challenging year ahead.

C.J. MORRIS
Executive Chairman

W.S. CROSBY
Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS

Computershare produced its fourth consecutive year of record revenues, earnings and operating cash flows.

Management earnings per share increased 61% to 36.68 cents per share, compared to 22.74 cents per share in FY2006. Reported basic earnings per share was 39.08 cents.

Management net profit after minority interests was $219.4 million, an increase of 62% over FY2006. Reported net profit after minority interests was $233.8 million.

A final dividend of AU 9 cents per share, unfranked, took total dividends for the year to AU 17 cents per share, unfranked, an increase of 31% on FY2006 (AU 13 cents per share).

FINANCIAL PERFORMANCE

Total revenues increased 17% to $1,418.4 million, predominantly from existing businesses. Register maintenance revenues grew 13% with improvements in all major markets and significant growth in Hong Kong following the spate of IPOs out of China. Corporate action revenues increased 47% on the back of continued global merger and acquisition strength and IPO activity. Margin income contributed 48% growth as a result of higher interest rate levels and higher cash balances.

Total operating expenses were well contained and increased 7% to $1,050.9 million compared to a 17% increase in revenues.

Management EBITDA was $370.5 million, an increase of 54% on the previous year. If the US dollar had remained at FY2006 levels, this figure would have been reported to be approximately $361 million, a constant dollar increase over FY2006 of 50%. Management EBITDA margin increased from 20% in FY2006 to 26% in FY2007.

Borrowing costs increased 12% to $31.1 million, reflecting the overall higher interest rates.

Depreciation decreased 8% to $22.8 million due to the replacement of certain technology assets with operating leases. Amortisation increased 94% to $9.2 million due to the recognition of intangible assets related to FY2006 acquisitions.

The headline effective tax rate for the year ended 30 June 2007 was 25.8% (FY2006 22.6%). The underlying effective tax rate altered for specific management adjustments (being recognition of tax losses and non-assessable gain on the Analytics sale) for the period ending 30 June 2007 was 28.5% (FY2006 23.9%).

REGIONAL PERFORMANCE

Regionally, revenues were derived from Asia Pacific 23%, North America 55% and EMEA 22%. EBITDA contribution by region was Asia Pacific 20%, North America 57% and EMEA 23%.

The **North American region** contributed revenues of $782.4 million and EBITDA of $212.4 million. Both the US and Canadian registry operations benefited from merger and acquisition activity and higher interest rate levels and cash balances. Acquisition synergies also contributed to the improved result. The Fund Services and Small Shareholder Programs/Post Merger Clean-up businesses matched the record results attained in FY2006. Other Canadian businesses, namely Plan Managers, Communication Services and Georgeson Corporate Proxy, also reported stronger results compared to last year. Acquisitions, whilst not individually significant this year, contributed to the improved North American result.

The **Asia Pacific region** contributed revenues of $319.5 million and EBITDA of $73.0 million. The Australian Investor Services and Communication Services (formerly Document Services) businesses delivered improved results on the back of ongoing merger and acquisition activity. Hong Kong also delivered an outstanding result, benefiting from the continued IPOs of Chinese companies and the recent purchase of the 30% minority share to now assume full ownership of that business. New Zealand and India were relatively flat on FY2006.

The **EMEA region** contributed revenues of $311.3 million and EBITDA of $85.1 million. The UK Investor Services and Plan Managers businesses delivered the largest growth, whilst a full year contribution from our interactive meetings business (IML) and a strong outcome from the Georgeson Corporate Proxy business, following a restructure, helped deliver an excellent result. During the second half, the UK business also commenced the administration of tenancy bonds known as the Deposit Protection Scheme on behalf of the UK Government. In Russia, the acquisition of NIKoil and the increased investment in NRC (causing its result to now be consolidated) have enhanced our presence, with this region continuing to deliver above average margins. The Irish registry operations improved earnings after a flat first half whilst Germany was flat on the prior period.


TECHNOLOGY COSTS
49.1
65.4
79.8
115.6
132.0
Technology costs as a % of sales revenue
12.0%
10.6%
10.0%
9.6%
9.4%
03
04
05
06
07
(US$M)


NET OPERATING CASH FLOWS VS CAPITAL EXPENDITURE
11.9
44.8
14.8
96.7
24.1
109.8
24.7
183.6
25.7
321.0
Capital expenditure
Net operating cash flows
03
04
05
06
07
(US$M)

INVESTMENT ANALYSIS

Technology expenditure for the year was $132.0 million, an increase of 14% on FY2006. Development expenditure of $43.3 million was expensed during the year.

Capital expenditure totalled $25.7 million, a consistent level for the last three years. Capital expenditure included occupancy upgrades of $4.4 million, technology infrastructure of $15.0 million and Communication Services equipment of $4.5 million.

Computershare continued to expand globally with the acquisition of:

> Registrar NIKoil (40%);
> Transfer agent business of Western Corporate Services, trading as US Stock Transfer Corporation;
> Corporate Trust assets of Toronto Dominion Bank Financial Group;
> Permail;
> PortfolioServer.

Refer to the Chairman and CEO Review for further information.
Computershare also increased ownership in:

> National Registry Company in Russia (from 45% to 65%);
> Hong Kong Investor Services (from 70% to 100%).

Computershare divested ownership in:

> Analytics (100%).

BALANCE SHEET AND CASH FLOWS

Total assets were $1,735.1 million, financed by shareholders' funds totalling $832.6 million. Shareholders' funds increased by $132.7 million or 19% even after the share buy back program and increased ordinary dividends paid, due to the significant growth in profit.

Cash flows from operations were $321.0 million, an improvement of $137.3 million or 75% compared to last year, after increasing 67% in FY2006. Debtor days decreased to 43 days, from 45 days at June 2006.

Net borrowings decreased by $55.4 million to $348.3 million due to strong cash flow generation and the absence of large acquisitions. Net Debt to Management EBITDA fell from 1.68 times at 30 June 2006 to 0.94 times at 30 June 2007.

POST BALANCE DATE

On 5 July 2007, Computershare announced the acquisition of Datacare Software Group Limited, headquartered in Ireland. Combined with World Records this acquisition will position Computershare as the leading global provider in the entity management and company secretarial software market.

On 24 July 2007, Computershare announced the acquisition of the transfer agency business of UMB Bank in the USA.

On 15 August 2007, Computershare announced that the ordinary share on-market buy back had been increased to a total of 45 million ordinary shares, and the buy back period had been extended to 31 January 2008.

NORTH AMERICA REGIONAL OVERVIEW

Computershare's growth in the USA continued the momentum of FY2006 across all businesses, and positive outcomes were seen from efforts to drive regulatory reform. The focus over the coming year will be on further expanding Computershare's market leadership position.

Computershare's Canadian business capitalised on favourable market conditions to derive significant revenues from corporate transaction activity. Strong growth was also recorded by the Corporate Trust business and in the small cap IPO sector.

USA

YEAR IN REVIEW

The US Investor Services business continued to thrive, with Computershare maintaining the largest market share of top-tier issuers – 36% of the S&P 500 and 66% of the Dow 30.

The Georgeson and Fund Services businesses once again led their respective industries, and other Computershare businesses continued their strong growth.

In addition, significant progress was made in directing the US regulatory environment toward a more open, dematerialised proxy process, with the US Securities and Exchange Commission adopting new Internet-driven 'notice and access' rules for proxy distribution.

ACHIEVEMENTS

Major highlights included the completion of the EquiServe and SunTrust Bank integrations into Computershare, and a 98% client retention rate.

Computershare secured a substantial amount of new investor services and employee plans business, including 60 new IPO clients, 30 new investor services clients through competitive tenders, and 48 new employee plan administration clients. New clients include The Hertz Corporation, Hanesbrands and Starwood Hotels & Resorts Worldwide.

The acquisition of California-based US Stock Transfer Corporation bolstered Computershare's presence in the western region of the USA.

Many of the year's largest US corporate transactions involved Computershare, including major private equity deals such as Blackstone's acquisition of Equity Office Properties Trust and the acquisition of Freescale Semiconductor by a Blackstone-led consortium, as well as small shareholder and PostMerger CleanUp™ programs for leading corporations including Sears and Boeing.

The Georgeson business executed proxy solicitation campaigns for more than a third of S&P 500 companies, and also experienced a marked increase in merger and acquisition solicitation work, having been retained as solicitor on five of the year's top ten transactions.

The Fund Services business managed more than 75% of the year's major US mutual fund proxy services engagements.

The Communication Services business continued to expand its commercial print and mail business, winning statement and cheque printing contracts for leading financial institutions including Eastern Bank and Dime Savings Bank.

The World Records subsidiary governance software business added over 20 new clients.

OUTLOOK AND PRIORITIES

A significant growth driver will be the ability to leverage synergies between all businesses to generate opportunities to cross-sell and up-sell products and services across the client base.

Further strategic acquisition opportunities will also be explored with the intention of strengthening the position of the overall US business in various market sectors.

With the integration of the largest acquisitions now completed, additional priorities will include rationalising and maximising the efficiency and effectiveness of our US facilities, and delivering enhanced service quality to all clients.

Finally, the push for regulatory change to benefit clients and their shareholders will continue, as will the provision of solutions that help clients meet stringent US regulatory requirements.

NORTH AMERICA

REVENUE +10%


152.3
253.3
352.2
711.2
782.4
03
04
05
06
07
(US$M)

EBITDA +45%


21.2
51.0
69.5
146.8
212.4
03
04
05
06
07
(US$M)

CANADA

YEAR IN REVIEW

Computershare's record-breaking year in terms of corporate transaction activity resulted from a number of high-profile acquisitions of Canadian companies by foreign interests, as well as the government's plan to introduce taxation on income trusts.

Strong market growth in small cap IPOs also contributed to the positive overall result, with Computershare leading the market with wins in this sector.

The business gained knowledge and increased opportunities through the integration of clients of the recently-acquired National Bank Trust investor services and employee plans business.

The acquisition of Toronto Dominion Bank Financial Group's corporate trust business added a number of major debt, securitisation and escrow clients, further strengthening Computershare's leading industry position in the provision of corporate trust services.

ACHIEVEMENTS

The Canadian business facilitated several high-profile corporate transactions including the US$19.8 billion CVRD merger with INCO, the US$3.2 billion Fairmont and US$3.7 billion Four Seasons takeovers, the US$2 billion BCE Plan of Arrangement and the Nortel 1-10 stock consolidation.

Georgeson took advantage of the active M&A environment, delivering a record-breaking year in representing clients such as INCO, Falconbridge, Labatt Brewing Company and Alcan, while also providing proxy solicitation services for Bema and acting on both sides of the Tenke Mining-Lundin deal.

With a market presence unique to Canada, the Corporate Trust business increased its total debt under administration to US$738 billion.

Other highlights included the broadening of Computershare's commercial communication capabilities with the launch of solutions for many large, high-profile financial services clients.

In addition, employee plan services were migrated for large issuers including TELUS and Best Buy.

OUTLOOK AND PRIORITIES

The Canadian business will continue to refine mature products through the enhancement of operational efficiencies, and the development of a segmentation strategy which effectively addresses the unique servicing needs of specific market sectors.

A further priority will be achieving synergies and integrating best practice from recent acquisitions; there will also be ongoing exploration of further strategic acquisition opportunities.

The business will pursue new markets and diversified revenue streams by leveraging its core competencies of data management and trust services.

Other major focus areas will be the continued development of commercial end-to-end communication solutions, as well as the delivery of employee plan offerings to a broader client base.

ASIA PACIFIC REGIONAL OVERVIEW

Computershare's Australasian businesses experienced strong growth following a subdued FY2006. A record result was achieved on the back of increased corporate transaction activity and improved operational performance.

The continued growth of Computershare's Asian businesses was highlighted by outstanding Hong Kong IPO results and the further expansion of the employee share plan business into China. The group's newly-established local presence in China will help drive regional growth over the coming year, as will the ongoing success of the Indian business.

AUSTRALASIA

YEAR IN REVIEW

Australian market conditions drove a substantial improvement in investor services revenue. Significantly, several leading clients were retained with improved margins.

The Communication Services business delivered its best ever result, driven by corporate transaction activity, commercial client wins and operational efficiencies. The acquisition of direct mail business Permail, which was completed during the year, will help develop Computershare's offering in this sector.

A further highlight was the alliance of the Plan Managers business with Citi Smith Barney (formerly Citigroup), which includes the provision of dealing services and innovative wealth management solutions to employee share plan participants.

Georgeson remained Australia's leading proxy solicitation business, while the New Zealand business made another solid contribution in an increasingly challenging market.

The Fund Services business acquired the leading unit registry technology business PortfolioServer, which is expected to facilitate future growth.

ACHIEVEMENTS

Computershare played an integral role in several high-profile transactions including the Toll Holdings demerger of Asciano and the AU$18 billion CEMEX-Rinker takeover (both of which saw Georgeson retained as proxy solicitor) and the AU$4.3 billion UNiTAB-Tattersall's merger. The Georgeson business also represented Airline Partners Australia in its AU$11.1 billion Qantas takeover bid and Coles during its ownership review process.

Importantly, Computershare led the industry in developing a suite of best practice company reporting and investor communication solutions to help clients capitalise on the legislative change enabling the distribution of annual reports exclusively online. Further achievements included Computershare's appointment to manage the NRMA annual general meeting and board elections, the first major health fund demutualisation for NIB Health Funds and to deliver investor services to Australian Foundation Investment Company and Allco Finance Group.

Several major clients including RAC Insurance and Asteron adopted Communication Services' Global Viewpoint online archive and retrieval system, while additional commercial wins included AFG Securities, MS Australia and Rentokil. Key direct mail successes included Sydney Water and David Jones.

The most notable employee plans achievement for the year was the mandate to manage BHP Billiton's global employee share plan, while Orchard Funds Management became a leading Fund Services client.

OUTLOOK AND PRIORITIES

For the 2008 financial year, a principal focus will again be increasing investor services profitability through improved pricing, account management strategies, operational efficiencies and the deployment of further self-service initiatives and leading call centre applications. The business will also seek to maximise its industry position in relation to online annual report legislation, and will continue to pursue increased commercial opportunities through the provision of leading technology solutions.

In addition, a more purposeful approach will be taken to identifying and pursuing diversified revenue opportunities based on our existing operational, technology and communication capabilities.

The Plan Managers business will continue to refine and expand its global service offering, and the Fund Services business will seek deeper market penetration through the development of large-scale unit registry and funds administration solutions.

ASIA PACIFIC


REVENUE +26%
132.9
201.2
250.5
253.7
319.5
03 04 05 06 07
(US$M)


EBITDA +52%
31.5
45.0
62.0
48.0
73.0
03 04 05 06 07
(US$M)

ASIA

YEAR IN REVIEW

The Hong Kong business has continued to perform strongly, benefiting from the strong flow of IPOs from China. Earlier this year, Computershare acquired a final 30% stake in Computershare Hong Kong Investor Services Limited (CHIS) from Hong Kong Exchanges and Clearing Limited.

Computershare recently received approval to establish a wholly-owned foreign enterprise in China, which will facilitate the further expansion of the business in that market and improved local service support to customers in respect of their investor services, employee equity plans and cross-border requirements.

The early success of Computershare's joint venture in Japan with Mitsubishi UFJ Trust Bank has continued, recording strong growth and generating an increasing number of referrals to other Computershare businesses including Georgeson.

The Indian business has maintained profitability and experienced substantial growth of its mutual fund services business.

ACHIEVEMENTS

In the Hong Kong IPO market, Computershare captured 86% of capital raised and 59% of new listings. This contributed to the addition of 40 new registry clients including Industrial and Commercial Bank of China (ICBC) and China Citic Bank, which were among the first companies to use Computershare's new electronic IPO application service and electronic announcement service for IPO application results.

A highlight was the management of the US$19.1 billion ICBC IPO, the largest in history by value, which received 980,000 valid applications of which 500,000 were submitted through a variety of electronic channels.

Computershare continued to win the majority of employee plans opportunities in China, adding major clients including Shui On Land, Linktone and Shanda. These successes increased the number of plan participants under administration to thirty thousand and further established the business as a leading employee share plan supplier to Chinese companies with overseas listings.

The Hong Kong market also saw the introduction of the IML electronic voting service for company meetings, which was used by companies including Mass Transit Railway Corporation.

Georgeson made further progress in the region by conducting two successful proxy solicitation seminars in Japan, in a bid to capitalise on pre-existing demand for Georgeson products in the broader Asian market.

OUTLOOK AND PRIORITIES

The level of Hong Kong IPO activity is expected to subside as market conditions normalise and the market environment in China becomes more conducive to local listings.

Computershare will look to counter this reduced IPO activity by exploring opportunities to provide a range of value add, self-service initiatives to issuers, investors and market intermediaries.

Regional growth over the coming year will be driven by the strong IPO pipeline and continued success of the mutual fund services business in India.

Computershare's ability to influence and capitalise on China's regulatory environment will also contribute to growth, primarily through the creation of further employee plans opportunities and the introduction of the IML and Georgeson service offerings into that market.

EUROPE, MIDDLE EAST & AFRICA REGIONAL OVERVIEW

The resurgence of Computershare's EMEA businesses continued, following the positive turnaround of the UK business in the second half of FY2006. Significant progress was made across all businesses as reflected in a vastly improved regional financial contribution, providing a strong basis for future growth.

EMEA

REVENUE +28%


136.4
179.1
214.5
242.3
311.3
03
04
05
06
07
(US$M)

EBITDA +88%


26.1
34.3
34.6
45.3
85.1
03
04
05
06
07
(US$M)

YEAR IN REVIEW

All UK businesses performed strongly, with both the Investor Services and Plan Managers businesses significantly improving earnings.

Computershare's businesses in Russia and Ireland delivered strong growth, Germany maintained earnings while the South African business was down on the same period last year.

This success was driven by increased operational efficiencies and improved margins with key clients. The Communication Services business also benefited from improved supplier control and a new management team.

The positive result was also driven by high levels of M&A activity, an increase in cross-border and private equity transactions, and the positive interest rate environment. A notable rise in self-service (web and IVR) transactions and processing, particularly paperless enrolment and share dealing, further improved efficiencies.

Computershare positioned itself for further growth in the Russian market by acquiring a controlling interest in The National Registry Company, Russia's largest independent registrar, and a strategic stake in NIKoil, Russia's third largest registrar and largest mutual fund transfer agent.

ACHIEVEMENTS

Major highlights included the renegotiation of key investor services client accounts with improved margins and the introduction of new market-leading services including enhanced security measures, online election capabilities and multi-jurisdictional share dealing services.

Computershare successfully delivered significant employee plan projects for Shell, BHP Billiton, Reckitt and Johnson Matthey, including the first large-scale automated global tax calculation for internationally mobile participants and an award-winning all employee global plan.

A restructure of Georgeson's EMEA operations reduced costs, while the team was retained on several of the region's largest deals including Iberdrola SA's acquisition of Scottish Power and the Kohlberg Kravis Roberts/Stefano Pessina acquisition of Alliance Boots.

Other highlights included winning a five year, multi-million pound contract to deliver a custodial tenancy Deposit Protection Service on behalf of the UK Government, and a large commercial printing and mailing contract with a leading UK stockbroker.

Key wins for the Flag business included Shell's annual reporting suite and the design and production of Wal-Mart's first sustainability report.

OUTLOOK AND PRIORITIES

The sale of Lloyds TSB Registrars (a major competitor in the UK) to Advent may alter the landscape, while the M&A and interest rate environment remains favourable.

Key business-wide focus areas will be the delivery of excellent customer service at profitable levels and the cross-selling of products and services such as Datacare, a recently acquired provider of entity management software.

The Plan Managers business aims to achieve further organic growth with existing clients and advance key prospects during the year, aided by the expansion of the paperless plan service offering and the further reduction of execution risk through new automated processes.

Computershare will also explore further expansion and acquisition opportunities in continental Europe.

CORPORATE SOCIAL RESPONSIBILITY

Computershare's approach to corporate responsibility has remained consistent for the 2007 financial year, with the eTree and Change a Life programs again being the key initiatives. Computershare strives to conduct business in ways that produce social, environmental and economic benefits for communities around the world.

eTree®

For more information visit:

Australia	**www.etree.com.au**
Canada	**www.etree.ca**
UK	**www.etreeuk.com**
USA	**www.etreeusa.com**



Mobile eye care clinic, Ethiopia, Africa - managed by World Vision
Photo supplied by World Vision

Change a life

www.computersharecares.com

UPDATE ON KEY INITIATIVES

eTree

Computershare's eTree initiative has continued its resounding environmental success, with 133 major companies participating around the world, more than 2.2 million trees planted, and over 780,000 investors now receiving their communications online.

Legislation in Australia, the UK and Canada has recently been passed to promote the electronic distribution of investor communications. The US has adopted a new regulatory framework with similar aims. These changes have significantly increased the pressure on companies to develop online investor communication strategies, and Computershare is leading the way in developing and deploying innovative and effective solutions. The eTree initiative is a vital part of these solutions and is more relevant than ever in the new regulatory environment.

eTree operates in partnership with Landcare Australia, American Forests, Tree Canada Foundation, the Woodland Trust (UK), and Food and Trees for Africa.

Change a Life

Now in its second year, Computershare's Change a Life initiative has raised over AU$1.9 million from employee donations, corporate contributions, and fundraising campaigns. The money is being used to partner with respected charities including World Vision and CARE Australia to fund projects that address poverty and empower communities to effect change around the world.

Current projects supported by Change a Life include a mobile eye care clinic in Ethiopia, a farmer-managed natural regeneration project in Chad, a community development project in Laos and an educational program in Sri Lanka.

More recently, the Change a Life program pledged its support to the Australia Cambodia Foundation to assist in funding a Sunrise Children's Village, a new orphanage project in Cambodia (**www.sunrisechildrensvillage.org**).

The Change a Life program has recently been expanded to provide Computershare shareholders with the opportunity to contribute to this worthy program by donating their dividends.

A highlight of the past year was a 500km cycling challenge across Laos, which saw 23 Computershare employees from around the globe raise over AU $140,000 for CARE Australia, and in the process visit a village receiving funding from the Change a Life initiative.

OUTLOOK AND PRIORITIES

Computershare will continue to provide leadership in online investor communications by promoting eTree and a range of other initiatives.

Computershare has made a long-term commitment to the Change a Life initiative and plans to expand the program to include additional projects.

For more information on the projects supported by Change a Life visit – **www.computersharecares.com**

CORPORATE GOVERNANCE STATEMENT

1. COMPUTERSHARE'S APPROACH TO CORPORATE GOVERNANCE

Good corporate governance is important to Computershare, and the Board is committed to maintaining high governance standards.

A description of Computershare's main corporate governance practices is set out in this corporate governance statement. All practices were in place for the entire year ended 30 June 2007, unless otherwise stated. References in this statement to the 'Group' refer to Computershare Limited and its subsidiaries.

2. BOARD RESPONSIBILITIES

The Board is responsible for the corporate governance of the Group and is governed by the principles set out in the Board Charter, a summary of which is available from the corporate governance section of the Computershare website - **www.computershare.com**.

The principal role of the Board is to ensure the long term prosperity of the Group by setting broad corporate governance policies and ensuring that they are effectively implemented by management. The Board carries out this role primarily by:

> overseeing the Group and its global operations;

> appointing and removing, where appropriate, the senior executives of the Group;

> setting the strategic direction of the Group, and providing strategic advice to management;

> providing input into, and approving, the corporate strategy and performance objectives developed by management;

> reviewing and ratifying systems of governance, risk management, and internal compliance and control as well as codes of conduct and legal compliance to ensure appropriate compliance frameworks and controls are in place;

> approving budgets and monitoring progress against those budgets, and establishing and reporting on financial and non-financial key performance indicators; and

> ensuring executive remuneration is appropriate and consistent with guidance provided by the Board's Remuneration Committee.

The Board has delegated to senior management responsibility for a number of matters, including:

> managing the Group's day to day operations in accordance with Board approved authorisations, policies and procedures;

> developing the Group's annual budget, recommending it to the Board for approval and managing the Group's day to day operations within that budget; and

> implementing corporate strategy and making recommendations on significant corporate strategic initiatives.

3. COMPOSITION OF THE BOARD OF DIRECTORS

Computershare's Constitution provides that:

> the minimum number of directors is three and the maximum number of directors is ten, unless the Constitution is amended by a resolution passed at a general meeting;

> at each annual general meeting, at least two directors must retire from office. Re-appointment is not automatic. If retiring directors wish to continue to hold office they must submit themselves for re-election by Computershare's shareholders; and

> no director (other than the Managing Director) may be in office for longer than three years without facing re-election.

Membership and expertise of the Board

Over the past few years, the composition of Computershare's Board has been revised to better reflect the global nature of the Group's businesses. Consistent with this effort, the Board has for some time been comprised of both Australian based directors and directors from the North American and European regions in which the Group operates.

The Board has a broad range of necessary skills, knowledge and experience to govern the Group and understands the markets and challenges the Group faces.

As at the date of this Annual Report, the Board composition (with details of the professional background of each director) is as follows:

Christopher John Morris



Position: Executive Chairman

Age: 59

Independent: No

Chris Morris stood down as Chief Executive Officer of the Company on 16 November 2006, having held that position since 1990. Chris was a founding member of Computershare in 1978, and his extensive knowledge of the securities industry and its user requirements from both a national and international perspective has been instrumental in developing Computershare into a global company. His passion and strategic vision have helped to create a company that is unique in its ability to provide a full range of solutions to meet the needs of listed companies and their stakeholders.

Chris is Chairman of the Nomination Committee and a member of the Remuneration Committee and the Acquisitions Committee. Chris is based in Melbourne.

W. Stuart Crosby



Position: Chief Executive Officer

Age: 51

Independent: No

Stuart Crosby was appointed Chief Executive Officer and President of the Computershare Group in November 2006. He joined Computershare in 1999 as a strategic business development manager and, in that role, worked to build the Group's interests in Continental Europe and Asia. In 2002, he was appointed Group Managing Director – Asia Pacific, responsible for operations in Australia, New Zealand, India and Hong Kong and, in 2005, he was appointed the Group's Chief Operating Officer.

Prior to joining Computershare, Stuart was the National Head of Listings at the ASX, and worked for the Hong Kong Securities and Futures Commission, heading its intermediary licensing division and later as a director of enforcement.

Stuart is a member of the Nomination Committee and the Acquisitions Committee. He is based in Melbourne.

Penelope Jane Maclagan
BSc (Hons), DipEd



Position: Executive Director

Age: 55

Independent: No

Penny Maclagan joined Computershare in 1983 and was appointed to the Board as an executive director in May 1995.

As Managing Director of Computershare Technology Services, Penny has been instrumental in planning, developing and executing technological innovation across the world in support of the Group's global strategy. Previously, Penny had executive management responsibility for Computershare Shareholder Services Inc. (formerly Equiserve Inc.).

Throughout her career with Computershare, Penny has been involved with all aspects of technology support and development. Her detailed understanding of Computershare's proprietary technology and of the global securities industry and processing infrastructure has contributed greatly to the establishment of Computershare's competitive advantage in the global marketplace.

Penny is a member of the Nomination Committee and is based in Melbourne.

CORPORATE GOVERNANCE STATEMENT

Alexander Stuart (Sandy) Murdoch
DDA, BEc, ASA, ASIA



Position: Non-Executive Director

Age: 66

Independent: Yes

Sandy Murdoch, who joined the Board of Computershare as non-executive Chairman when the Company listed in 1994, stood down as Chairman at the conclusion of the 2006 annual general meeting. His previous experience includes five years with merchant bank Chase NBA Group Limited in corporate finance and lending, and twelve years as the Chief Executive Officer of Linfox Transport Group. Sandy regularly engages, often informally, with senior executives of the Company, and his wealth of knowledge and his leadership skills are valued highly.

Sandy is a member of the Risk and Audit Committee, the Nomination Committee and the Remuneration Committee. Sandy is based in Melbourne.

Anthony Norman Wales
FCA, FCIS



Position: Non-Executive Director

Age: 63

Independent: No

Tony Wales has been involved with Computershare since 1981 and was appointed Executive (Finance) Director in 1990. On 30 September 2001, Tony relinquished his executive responsibilities and since that time has remained on the Board in a non-executive capacity.

During his time as Finance Director, Tony was instrumental in much of the strategic expansion of the Group from its days as a small Australian provider of bureau services to one of Australia's largest and most successful technology companies with operations in many countries. Of particular importance was Tony's principal role in negotiations and the due diligence process for the Company's major acquisitions.

Tony continues to be actively involved with Computershare and his background, experience and understanding of both the Group and international markets are valued highly by both the Board and senior management.

Tony is Chairman of the Remuneration Committee and is a member of the Risk and Audit Committee and the Nomination Committee. He is based in Sydney.

Philip Daniel DeFeo
BA Economics (Iona, USA)



Position: Non-Executive Director

Age: 61

Independent: Yes

Philip DeFeo joined the Board of Computershare in 2002 as a non-executive director. Philip's strong reputation in the US marketplace and his financial services experience has further strengthened the Group's expansion efforts, particularly in North America.

Philip is currently Managing Partner of Lithos Capital Partners LLC based in Connecticut, USA. He was formerly the Chairman and Chief Executive Officer of the California-based Pacific Exchange (PCX), one of the world's leading derivatives markets. Prior to taking up his role at PCX, Philip was President and CEO of Van Eck Associates Corp., a diversified global mutual fund and brokerage company specialising in alternative asset classes.

Philip's distinguished career includes the following senior appointments: Executive Vice President and Director of Marketing and Customer Service at Cedel International, the second largest provider of Eurobond clearance and custody services; Senior Vice President and a member of the Operating Committee at FMR Corporation (parent of Fidelity Investments); Managing Director for Worldwide Equities Operations and Systems at Lehman Brothers; and Senior Vice President in the International Securities Division at Bankers Trust Company in London. His professional career began with Procter and Gamble, where he managed operations.

Philip, who is based in Connecticut, is a member of the Nomination Committee.

William E. Ford
MBA (Stanford, USA), BA Economics (Amherst College, USA)



Position: Non-Executive Director

Age: 46

Independent: Yes

Bill Ford joined the Board in January 2003 as a non-executive director.

Bill is Chief Executive Officer and a Managing Director of General Atlantic LLC, a global private equity firm that provides capital for growth companies driven by information technology or intellectual property.

Bill brings an extensive understanding of the financial markets and has specific expertise in the finance and consumer sectors. He works closely with several General Atlantic portfolio companies and is a director of NYSE Group, Inc. and NYMEX Holdings, Inc.

Prior to joining General Atlantic, Bill worked at Morgan Stanley & Co. as an investment banker.

Bill, who is based in New York, is Chairman of the Acquisitions Committee and is a member of the Nomination Committee.

Dr. Markus Kerber
Dipl.OEC, Dr. Rer. Soc.



Position: Non-Executive Director

Age: 44

Independent: Yes

Markus Kerber was appointed to the Board on 18 August 2004 as a non-executive director.

Markus is head of the Policy Planning, Europe and International Developments Department of the German Federal Ministry of the Interior. He is a major shareholder of GFT Technologies, one of Europe's leading IT services companies in the banking, logistics and industrial sectors. He was the CFO and COO for many years, resigning from the Board with effect from 31 December 2005. He was responsible for GFT's expansion strategy across Europe.

Prior to GFT, Markus worked as an investment banker in London in the equity capital markets division of both Deutsche Bank AG and S.G. Warburg & Co Limited.

He is a member of the London-based International Institute for Strategic Studies (IISS) and the German Council on Foreign Relations (DGAP) in Berlin.

Markus is a member of the Acquisitions Committee and the Nomination Committee and is based in Berlin.

Simon Jones
M.A.(Oxon), A.C.A.



Position: Non-Executive Director

Age: 51

Independent: Yes

Simon Jones was appointed to the Board on 10 November 2005 as a non-executive director.

Simon is a qualified chartered accountant and is a principal of Canterbury Partners, a corporate advisory firm based in Melbourne. Simon has extensive corporate experience having previously held the positions of Managing Director – Victoria at N M Rothschild & Son and Managing Partner – Audit and Business Advisory at Arthur Andersen. He is currently a director of Melbourne IT Limited and Chairman of the Advisory board of MAB Limited.

Simon is Chairman of the Risk and Audit Committee and is a member of the Remuneration Committee, Acquisitions Committee and the Nomination Committee. He is based in Melbourne.

Arthur Leslie (Les) Owen
BSc, FIA, FIAA, FPMI



Position: Non-Executive Director

Age: 58

Independent: Yes

Les Owen was appointed to the Computershare Board on 1 February 2007.

Les is a qualified actuary with 35 years experience in the financial services industry. From January 2000 to September 2006, he was the Group Chief Executive Officer of AXA Asia Pacific Holdings Limited, one of Australia's top 50 listed companies. Prior to his appointment at AXA Asia Pacific, he was the Chief Executive Officer of AXA Sun Life plc, one of the largest life insurance companies in the UK. He was also a member of the Global AXA Group Executive Board.

Les is based in Bristol in the UK, although he splits his time between the UK and Australia and retains significant ties to Melbourne. He is a non-executive director of AXA UK and the Football Federation of Australia, and is a member of the Federal Treasurer's Financial Sector Advisory Council.

Les is a member of the Risk and Audit Committee and the Nomination Committee.

CORPORATE GOVERNANCE STATEMENT

4. BOARD INDEPENDENCE

The Board has considered each of the ten directors in office as at the date of this Annual Report and determined that a majority (six out of ten) of them are independent. The four directors who are not considered to be independent are Chris Morris, Stuart Crosby and Penny Maclagan (who are each executive directors) and Tony Wales (who is a substantial shareholder).

Previously, Bill Ford was not considered to be an independent director due to his association with a substantial shareholder. However, that shareholder ceased to be a substantial shareholder in August 2005 and Bill has been considered independent since that time.

The five remaining directors (namely, Sandy Murdoch, Philip DeFeo, Simon Jones, Markus Kerber and Les Owen) have not been previously employed by the Group, and the Board believes they do not have any other relationships that interfere with the exercise of their independent judgment.

Sandy Murdoch has been a director since 1994. Although he has served on the Board for an extended period – something that some commentators suggest may interfere with a director's independence – the Board considers that, in this case, there are no circumstances that interfere with the exercise of Sandy's unfettered and independent judgment. In the Board's view, Sandy has not developed relationships with other directors, members of management, employees, substantial shareholders, advisers or other stakeholders in the Company that have resulted in the loss of his ability or willingness to operate independently and objectively, to challenge the Board and management, and to act in the best interests of the Company.

The Chairman is responsible for leading the Board and facilitating Board discussions, and the Board notes that the ASX Corporate Governance Council's best practice recommendations include a recommendation that the Chairman be an independent director. As previously mentioned, although he is Chairman of the Board, Chris Morris is not an independent director. He has been the driving force behind the success of Computershare, and was its Chief Executive Officer from 1990 to November 2006. The Board believes that it is important Chris retains an executive role with responsibilities which include determining the strategic direction of the Group and its implementation, and that this requirement is best met by Chris holding the position of Executive Chairman. The Board is also of the view that it is capable of making, and does make, independent decisions having regard to the best interests of the Company notwithstanding that the Chairman of the Board is not independent.

The role of Executive Chairman is separate from the position of Chief Executive Officer and President, which is held by Stuart Crosby. The Board has delegated overall responsibility for the day to day management of the Group to Stuart.

In addition to ensuring that the Board has a broad range of necessary skills, knowledge and experience to govern the Group, and understands the markets and challenges the Group faces, the Board believes that its membership should represent an appropriate balance between directors with experience and knowledge of the Group and directors with an external or 'fresh' perspective. The Board also considers that its size should be conducive to effective discussion and efficient decision making. The Board believes that its current composition meets these requirements.

5. BOARD MEETINGS

The Board officially convenes in person at least three times each year both as a Board and in conjunction with senior management in order to discuss the results, the prospects and the short and long term strategy of the Group as well as other matters, including operational performance and legal, governance and compliance issues. The Board also typically convenes formal meetings by telephone at least twice each financial year to review recent Board reports, discuss matters of importance with management, make recommendations to management, discuss strategy and plan formal Board meetings.

The Board receives a monthly report from management which provides the Board with current financial information concerning the Group and each of the regions in which it operates. Other information on matters of interest to the Board, including operational performance and major initiatives, is also provided by management as appropriate.

The Committees of the Board also meet regularly to dispatch their duties, as discussed further below. In addition, the non-executive directors meet separately as a group at least once each year in the absence of any executive directors.

6. BOARD COMMITTEES

As described in more detail below, four Board Committees have been established to assist the Board in discharging its responsibilities. For details of director attendances at Committee meetings, refer to the Directors' Report on page 27.

The Risk and Audit Committee

The Risk and Audit Committee is governed by a Board approved charter, a copy of which is available from the corporate governance section of the Computershare website - **www.computershare.com**.

The principal function of the Risk and Audit Committee is to provide assistance to the Board in fulfilling its corporate governance and oversight responsibilities in relation to the Company's financial reporting, internal control structure, risk management systems and internal and external audit functions.

The Risk and Audit Committee is chaired by Simon Jones who assumed responsibility for this role from Philip DeFeo on his appointment as a director in November 2005. The Committee currently has three other permanent non-executive members, being Sandy Murdoch, Tony Wales and Les Owen following his appointment as a non-executive director on 1 February 2007. The Board considers that these members have the required financial expertise and an appropriate understanding of the markets in which the Group operates.

The Chief Executive Officer, the Chief Financial Officer and the Company's external auditors are invited to meetings of the Risk and Audit Committee at the Committee's discretion.

The Nomination Committee

The Nomination Committee is governed by a Board approved charter, a copy of which is available from the corporate governance section of the Computershare website – **www.computershare.com**.

The main functions of the Nomination Committee are to assess the desirable competencies of Board members, review Board succession plans, establish a framework for evaluating the performance of the Board, individual directors, the Chief Executive Officer and senior management and to make recommendations for the appointment and removal of directors.

All current directors are members of the Nomination Committee and it is chaired by the Chairman of the Board. Although Chris Morris is Executive Chairman of the Board and, therefore, Chairman of the Nomination Committee, he is not an independent director. Nonetheless, for the reasons set out above in section 4 (Board Independence), including Chris's extensive experience and understanding of both Computershare and the industry in which it operates, the Board believes that it is appropriate for Chris to chair the Nomination Committee. The Nomination Committee meets no less than once per year.

The Nomination Committee's policy for the appointment of directors is to select candidates whose skills, expertise, qualifications, networks and knowledge of the markets in which Computershare operates (and other markets into which it may expand) complement those of existing Board members so that the Board as a whole has the requisite skills and experience to fulfil its duties.

When selecting new directors for recommendation to the Board, the Nomination Committee reviews prospective directors' CVs, meets with them and speaks with their referees and those who have previously worked with them to assess their suitability.

The Remuneration Committee

The Remuneration Committee is governed by a Board approved charter, a copy of which is available from the corporate governance section of the Computershare website – **www.computershare.com**.

The principal function of the Remuneration Committee is to assist the Board in ensuring that the Group's remuneration levels are appropriate and sufficient to attract and retain the directors and key executives required to run the Group successfully.

The Committee is chaired by Tony Wales and also consists of Sandy Murdoch, Chris Morris and Simon Jones. The Board notes that the ASX Corporate Governance Council's best practice recommendations include a recommendation that a remuneration committee consist of a majority of independent directors and be chaired by an independent director. As mentioned above in section 4 (Board Independence), Chris Morris (who is an executive director) and Tony Wales (who is a substantial shareholder) are not independent directors. Regardless, the Board believes that the Committee is capable of making, and does make, independent decisions regarding the Group's remuneration levels, having regard to relevant external remuneration benchmarks and the Company's best interests.

The Committee meets at least annually with additional meetings being convened as required. The Committee has access to senior management of the Group and may consult independent experts where it considers this necessary in order to discharge its responsibilities effectively.

The Acquisitions Committee

In light of the number of acquisitions in which the Group has been and will likely continue to be involved, the Board established the Acquisitions Committee during 2006.

The Acquisitions Committee is governed by a Board approved charter, a copy of which is available from the corporate governance section of the Computershare website – **www.computershare.com**.

The Committee receives a monthly report from management and meets as necessary to consider prospective merger and acquisition opportunities brought to its attention by management. The Committee is chaired by Bill Ford, and also comprises Markus Kerber, Chris Morris, Simon Jones and Stuart Crosby.

7. EQUITY PARTICIPATION BY NON-EXECUTIVE DIRECTORS

The Board encourages non-executive directors to own shares in the Company, but the Company has not awarded shares to non-executive directors.

8. REMUNERATION

For information relating to the Group's remuneration practices, and details relating to directors' and executives' remuneration during the financial year, see the Remuneration Report which starts on page 28 and is incorporated into this corporate governance statement by reference.

In addition to the disclosure contained in the Remuneration Report, it should be noted that the Board is keen to encourage equity holdings by employees with a view to aligning staff interests with those of shareholders. Many employees have participated in the various share and option plans offered by the Company, and the directors believe that, historically, this has been a significant contributing factor to the Group's success.

With limited exceptions, the Company's share plans were in place prior to the release of the ASX Corporate Governance Council's best practice recommendations and were not submitted to shareholders for approval at the time of their adoption, other than in certain cases where approval was required under the *Corporations Act 2001* (Cth). The most recent of these plans, the Deferred Long Term Incentive Plan ("DLI Plan") was submitted to, and approved by, shareholders at the annual general meeting held in November 2005.

The Board considers that, as a general rule, the composition of executive remuneration and equity-related employee incentive plans are the domain of the Board, subject to meeting the Company's statutory and ASX Listing Rule disclosure obligations. It is not the current intention of the Board to submit or re-submit details of its existing share and option plans that were adopted prior to the release of the ASX's best practice recommendations to shareholders for approval. However, the Board proposes to submit all subsequent or new plans for executive equity-based remuneration, such as the DLI Plan, for approval by shareholders at a general meeting.

9. REVIEW OF BOARD AND EXECUTIVE PERFORMANCE

A review of the Board has taken place during the reporting period in accordance with Computershare's performance evaluation process for directors. This is an informal review whereby the Nomination Committee (which consists of all members of the Board) considers the performance of the Board and any steps that could be taken to maintain its effectiveness. The Board believes that, given the qualifications and experience of each individual director and as the Board works well together in considering the best interests of the Company, a more formal performance evaluation process is not required. The Board annually reviews the performance of the senior management group. A summary of the performance evaluation process for directors and executives is available on Computershare's website – **www.computershare.com**.

10. IDENTIFYING AND MANAGING BUSINESS RISKS

There are a variety of risks that exist in the markets in which Computershare operates and there are a range of factors, some of which are beyond the control of Computershare, which may impact the Group's performance.

The Board, in conjunction with the Risk and Audit Committee, reviews and approves the parameters under which such risks are managed, including the responsibility for internal control systems, the procedure for identifying business risks and the methods to control their financial impact on the Group. The Board has approved a Risk Management Policy, a summary of which is available on the corporate governance section of the Computershare website – **www.computershare.com**. In essence, the policy is designed to ensure that strategic, operational, legal, reputational and financial risks are identified, evaluated, monitored and mitigated to enable the achievement of the Group's business objectives.

The Chief Executive Officer and senior management team are instructed and empowered by the Board to implement risk management strategies co-operatively with the Risk and Audit Committee, report to the Board and the Risk and Audit Committee on developments related to risk, and suggest to the Board new and revised strategies for mitigating risk.

The role of Internal Audit as part of the Group's risk management framework is to understand the key risks of the organisation and to examine and evaluate the adequacy and effectiveness of the system of risk management and internal controls used by management. Internal Audit carries out regular systematic monitoring of control activities and reports to both relevant business unit management and the Risk and Audit Committee.

Typically, the audit methodology includes performing risk assessments of the area under review, undertaking audit tests, including selecting and testing audit samples, reviewing progress made on previously reported audit findings and discussing internal control or compliance issues with line management, and reaching agreement on the actions to be taken.

The Group has established several senior risk management roles to assist with these efforts. During the year, at the direction of the Board, management appointed a new Global Enterprise Risk and Audit Manager ("GERAM"), a senior role to provide leadership and direction in risk management across the Group. This includes the refinement, implementation and monitoring of a comprehensive and integrated risk management framework based on unit manager ownership of risk with independent monitoring. The GERAM reports directly to the Group's Chief Executive Officer with a dotted line to the Chairman of the Risk and Audit Committee.

11. CORPORATE REPORTING

The Chief Executive Officer and Chief Financial Officer have made a statement to the Board of Directors in respect of the year ended 30 June 2007 as detailed on page 98 of this Annual Report.

12. CONFLICT OF INTEREST AND INDEPENDENT ADVICE

If a director has a potential conflict of interest in a matter under consideration by the Board or a Committee of the Board, that director must abstain from deliberations on the matter. In that circumstance, the director is not permitted to exercise any influence over other Board members or Committee members on that issue nor receive relevant Board or Committee papers.

The Company permits any director or Committee of the Board to obtain advice about transactions or matters of concern at the Company's cost. Directors seeking independent advice must obtain the approval of the Executive Chairman, who is required to act reasonably in deciding whether the request is appropriate.

13. ETHICAL STANDARDS

Computershare recognises the need for directors and employees to observe the highest standards of behaviour and business ethics.

The Board has adopted a Code of Ethics that sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions and which recognises the legal and other obligations the Company has to legitimate stakeholders. A key element of that code is the requirement that directors, officers and employees act in accordance with the law and with the highest standards of propriety.

A summary of the Group's Code of Ethics is available from the corporate governance section of the Computershare website – **www.computershare.com**.

14. CODE OF PRACTICE FOR BUYING AND SELLING COMPUTERSHARE SECURITIES

The freedom of directors and senior management to deal in Computershare's securities is restricted in a number of ways – by statute, by common law and by the requirements of the ASX Listing Rules. In addition to these restrictions, the Company has adopted a Code of Practice for Buying and Selling Computershare Securities. The code of practice contains additional restrictions on dealing in Company securities and derivatives of Computershare securities. The code of practice also provides that directors or executives may only deal in Computershare securities, provided they are not in possession of material non-public information, in the four weeks after the release by the Company of its half year and full year financial results and, if relevant, any shareholders' meeting. Directors and senior executives may only deal in Computershare securities outside of these times, or deal in derivatives of Computershare securities at any time, with the express prior approval of the Executive Chairman.

A copy of this code of practice is available from the corporate governance section of the Computershare website – **www.computershare.com**.

15. SHAREHOLDER COMMUNICATIONS

The Board aims to ensure that shareholders are informed of all material information necessary to assess the performance of Computershare. Information is communicated to shareholders through:

> the annual report, which is distributed to all shareholders (other than those who elect not to receive it);

> the annual general meeting and other shareholder meetings called to obtain approvals as appropriate;

> making available all information released to the ASX on Computershare's website immediately following confirmation of receipt by the ASX;

> in circumstances where presentations are the subject of a webcast, making available the webcast on Computershare's website shortly after the close of the meeting;

> ensuring all press releases issued by Computershare are posted on the Company's website;

> encouraging active participation by shareholders at shareholder meetings. For shareholders who are unable to attend and vote at shareholder meetings, Computershare encourages electronic voting by accessing Computershare's website where, in advance of a shareholders' meeting, shareholders can view an electronic version of the proxy form and submit their votes;

> actively encouraging shareholders to provide their e-mail addresses to facilitate more timely and effective communication with shareholders at all times;

> directly contacting shareholders who have supplied e-mail addresses to provide details of upcoming events of interest; and

> encouraging shareholders who are unable to attend general meetings to communicate issues or ask questions by writing to the Company.

A copy of the Board approved Shareholder Communications Policy is available from the corporate governance section of the Computershare website – **www.computershare.com**.

16. COMMITMENT TO AN INFORMED MARKET RELATING TO COMPUTERSHARE SECURITIES

The Board has approved a Market Disclosure Policy to ensure the fair and timely disclosure of price sensitive information to the investment community as required by applicable law. Computershare's joint Company Secretary and Chief Legal Counsel (Asia Pacific), Dominic Horsley, has been appointed as the disclosure officer and is required to keep abreast of all material information and, where appropriate, ensure disclosure of share price sensitive information. A copy of the policy is available on the corporate governance section of the Computershare website – **www.computershare.com**.

17. EXTERNAL AUDITORS

The Company's policy is to appoint external auditors who demonstrate professional ability and independence. The performance of the auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into account an assessment of the performance of, and value delivered by, the current auditor and tender costs. PricewaterhouseCoopers were appointed as the external auditors in May 2002.

PricewaterhouseCoopers rotates audit engagement partners on listed companies every five years. It is also PricewaterhouseCoopers' policy to provide an annual declaration of independence to the Company's Risk and Audit Committee. In addition, the Company has put in place a policy which lists the types of services that PricewaterhouseCoopers will not be able to undertake in order to maintain the independence and integrity of its services to the Company. As part of this policy, the Board must approve any permitted non-external audit task where the total fee for non-audit services may exceed 10% of the annual external audit engagement fee.

The external auditor is required to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation of the content of the audit report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in the Directors' Report.

18. WHISTLEBLOWING

The Board has approved a Whistleblowing Policy that specifically outlines procedures for dealing with allegations of improper conduct. Concerns can be raised in a number of ways, including anonymously in writing through the Company's online whistleblower reporting system, or by telephone. Any concerns that are reported are assessed and handled by regional disclosure co-ordinators.

All employees have received training about the Company's Whistleblowing Policy, including how to detect and report improper conduct.

19. CORPORATE AND SOCIAL RESPONSIBILITY

For details relating to the Company's corporate and social responsibility initiatives, see page 13 of this Annual Report.

20. HEALTH AND SAFETY

Computershare aims to provide and maintain a safe and healthy work environment. Computershare acts to meet this commitment by implementing work practices and procedures throughout the Group that comply with the relevant regulations governing the workplace. Employees are expected to take all practical measures to ensure a safe and healthy working environment in keeping with their defined responsibilities and applicable law.

21. COMPANY SECRETARIES

The Company Secretaries are Dominic Horsley and Katrina Bobeff. Under Computershare's Constitution, the appointment and removal of the Company Secretaries is a matter for the Board. Among other matters, the Company Secretaries advise the Board on governance procedures and seek to support the effectiveness of the Board by monitoring Board policy and procedures and coordinating the completion and despatch of the Board meeting agendas and papers.

Dominic Horsley joined the Company in June 2006, having previously practised law at one of Asia Pacific's leading law firms and as a Corporate Counsel with a major listed Australian software and services supplier. Dominic completed a Bachelor of Arts (Hons) in Economics at Cambridge University and completed his legal studies at the College of Law in London. Dominic is also the Chief Legal Counsel for the Group's Asia Pacific operations.

Katrina Bobeff commenced with Computershare in February 2007, having previously practised law at Allens Arthur Robinson since 1999. Katrina has completed a Bachelor of Laws and a Bachelor of Arts at Melbourne University, and a Graduate Certificate in Applied Finance and Investment with the Securities Institute of Australia. Katrina is also Corporate Counsel for the Group's Asia Pacific operations.

All directors have access to the advice and services of the Company Secretaries.

DIRECTORS' REPORT

The Board of Directors of Computershare Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2007.

DIRECTORS

The following directors were directors during the whole of the financial year and up to the date of this report unless otherwise noted:

Non-executive	Executive
A.S. Murdoch (Chairman until 15 November 2006)	C.J. Morris (Chief Executive Officer until 15 November 2006, Executive Chairman from 16 November 2006)
P.D. DeFeo	W.S. Crosby (appointed Chief Executive Officer and President on 16 November 2006)
W.E. Ford	P.J. Maclagan
A.N. Wales	
Dr. M. Kerber	
S.D. Jones	
A.L. Owen (appointed 1 February 2007)	

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the operation of Investor Services, Plan Services, Communication Services (formerly Document Services), Shareholder Relationship Management Services, Technology Services and Corporate Services.

> The Investor Services operations comprise the provision of registry and related services.

> The Plan Services operations comprise the provision and management of employee share and option plans.

> The Communication Services (formerly Document Services) operations comprise laser imaging, intelligent mailing, scanning and electronic delivery.

> The Shareholder Relationship Management Services Group provide investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants.

> Technology Services include the provision of software specializing in share registry, financial services and stock markets.

> Corporate Services include trust services and acting as trustee for clients' debt offerings in certain markets.

Specific Computershare subsidiaries are registered securities transfer agents. In addition, certain subsidiaries are Trust companies whose charters include the power to accept deposits, primarily acting as an escrow and paying agent on behalf of customers. In certain jurisdictions the Group is subject to regulation by various federal, provincial and state agencies and undergoes periodic examinations by those regulatory agencies.

DIRECTORS' REPORT

CONSOLIDATED PROFIT

The profit of the consolidated entity for the financial year was $239,877,438 after income tax and $233,785,113 after income tax and minority interests. The profit after tax and minority interests represents an 71.4% increase on the 2006 result of $136,372,108. Profit of the consolidated entity for the financial year excluding significant items was $219.4 million after income tax and minority interests. This represents an 61.9% increase on the 2006 result of $135.5 million.

Net profit before significant items is determined as follows:

	Consolidated	
	2007	2006
	$000	$000
Net profit	**233,785**	136,372
Exclusion of significant items (net of tax):		
UK property sale adjustment	**-**	947
Profit on sale of subsidiaries	**(7,886)**	(7,371)
UK redundancies	**-**	3,890
Restructuring costs	**(4,078)**	1,068
Tax losses	**(6,819)**	(1,126)
Marked to market adjustments - derivatives	**179**	1,004
Client list amortisation	**4,246**	708
Net profit excluding significant items	**219,427**	135,492

DIVIDENDS

The following dividends of the consolidated entity have been paid or declared since the end of the preceding financial year:

Ordinary shares

A final dividend in respect of the year ended 30 June 2006 was declared on 15 August 2006 and paid on 22 September 2006. This was an ordinary dividend of AU 7.0 cents per share unfranked (US 5.3 cents per share), amounting to AU $41,960,351 (US $32,787,195) unfranked.

An interim ordinary dividend in respect of the half year ended 31 December 2006 was declared on 14 February 2007 and paid on 23 March 2007. This was an ordinary dividend of AU 8.0 cents per share (US 6.3 cents per share) amounting to AU $47,946,257 (US $37,464,966) unfranked.

A final dividend in respect of the year ended 30 June 2007 was declared by the directors of the Company on 15 August 2007, to be paid on 21 September 2007. This is an ordinary dividend of AU 9.0 cents per share unfranked. As the dividend was not declared until 15 August 2007 a provision has not been recognised as at 30 June 2007.

REVIEW OF OPERATIONS

Overview

The full year results reflect favourable equity market conditions globally that drove strong corporate action revenues, coupled with sustained interest rate levels in North America, interest rate increases in the United Kingdom and larger client balances across the board. Focus on controllable costs and the ability to keep cost increases well below the rate of revenue growth also contributed to the result.

Total revenue for the year ended 30 June 2007 is $1,418.4 million representing an increase of 17.1% over the prior period (2006: $1,214.7 million). The 30 June 2007 EBITDA result is $386.7 million including significant items of $16.2 million. Net profit after tax is $233.8 million including significant items of $14.4 million (note 4), an increase of 71.4% from the prior year.

Due to business growth, operating expenses have increased 7.1% compared to the prior year but remain lower than the 17.1% increase in revenue. Depreciation and amortisation expenses remained consistent year on year.

The Group's effective tax rate has increased from 22.6% for the year ended 30 June 2006 to 25.8% in the current financial year largely reflecting the increase in profits earned in higher tax rate jurisdictions.

The Group's financial position remains strong with total assets of $1,735.1 million being financed by shareholders' funds totalling $832.6 million.

Revenues

Regionally, revenues were apportioned between Asia Pacific 23%, North America 55% and EMEA 22%.

The Asia Pacific region contributed total revenues of $319.5 million (2006: $253.7 million).

North America contributed total revenues of $782.4 million (2006: $711.2 million).

The EMEA region contributed total revenues of $311.3 million (2006: $242.3 million). This reflects the stabilisation of market conditions in the region complemented by the development of non-share registry streams in the UK.

Operating costs

Operating expenses were $1,050.9 million, an increase over prior year of 7%. Cost of sales remained constant, whilst personnel costs grew 7% and occupancy was up 15%.

Total technology costs increased to $132.0 million (2006: $113.7 million) which includes $43.3 million of research and development expenditure which has been expensed in line with the Group's policy.

Working capital

Improved working capital management contributed to operating cash flows of $321.0 million for the 2007 financial year. This is an improvement of $137.3 million (74.8%) on the previous financial year. Capital expenditure of $25.7 million was marginally higher than 30 June 2006 ($24.8 million), however this was in line with depreciation and acceptable based on the increase in the overall size of the business. Days sales outstanding fell to 43 days (2006: 45 days).

Ordinary shares

On 15 November 2006, Computershare announced an on-market buy back of up to 25 million ordinary shares for capital management purposes. The buy back commenced in December 2006 for a period of six months. On 24 May 2007, Computershare announced that the buy back will be extended by a further six months so that it will continue until 29 November 2007 or earlier if the maximum number of shares are bought back before that date. On 15 August 2007, Computershare announced that the buy back was increased to a total of 45 million ordinary shares under the existing program. The buy back period was also extended to 31 January 2008.

In the current financial year, the Company purchased and cancelled 9,794,991 ordinary shares at a total cost of AU $102.6 million (US $80.2 million) with an average price of AU $10.48 and a price range from AU $8.52 to AU $11.00.

Earnings per share

	2007	2006
	Cents	Cents
Basic earnings per share	**39.08**	22.88
Diluted earnings per share	**39.00**	22.85
Management basic earnings per share	**36.68**	22.74
Management diluted earnings per share	**36.61**	22.71

The management basic and diluted earnings per share amounts have been calculated to exclude the impact of significant items (refer note 4 in the financial report) in order to make the earnings per share amounts for the current year more comparable with the earnings per share amounts for 2006.

DIRECTORS' REPORT

SIGNIFICANT CHANGES IN ACTIVITIES

Significant changes in the affairs of the consolidated entity during the financial year that are reported in the consolidated financial statements were:

Acquisitions

a) On 17 October 2006, Computershare increased its investment in the National Registry Company from 45% to 65%. From this date onwards, the results and balance sheet of the entity have been consolidated by Computershare Group.

b) On 17 October 2006, Computershare acquired 40% of Registrar Nikoil Company JSC.

c) On 26 February 2007, Computershare acquired the corporate trust assets of Canada Trust Company, a subsidiary of The Toronto Dominion Bank.

d) On 27 February 2007, Computershare acquired the transfer agent business of U.S. Stock Transfer Agent Corporation.

e) On 29 March 2007, Computershare acquired 30% of Computershare Hong Kong Investor Services Limited increasing ownership to 100%.

f) On 30 May 2007, Computershare acquired the direct marketing and transactional mailing services business of Permail Pty Limited.

g) On 4 June 2007, Computershare acquired the software provider and technology support business of PortfolioServer.

Disposals

a) On 26 May 2006 Computershare announced a global strategic alliance with Thomson Financial (Thomson). To facilitate the alliance, certain assets of the Analytics business were sold to Thomson on 1 July 2006.

In the opinion of the directors there were no other significant changes in the affairs of the consolidated entity during the financial year under review that are not otherwise disclosed in this report or the consolidated accounts.

SIGNIFICANT EVENTS AFTER YEAR END

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, except that:

Acquisitions post 30 June 2007

On 5 July 2007, Computershare acquired Datacare Software Group Limited based in Ireland, a supplier of entity management and subsidiary governance software. Consideration of EUR 12.0 million was paid in cash. The impact on earnings is not expected to be material.

On 24 July 2007, Computershare acquired the transfer agency business of UMB Bank based in Kansas City, USA for cash consideration of $8.9 million. The impact on earnings is not expected to be material.

On market share buy back

In the period 1 July 2007 to 11 September 2007, the Company purchased and cancelled a further 18,042,750 ordinary shares at a total cost of AU $178.3 million with an average price of AU $9.88 and a price range from AU $8.76 to AU $11.00.

LIKELY DEVELOPMENTS AND FUTURE RESULTS

There are no likely developments in the operations of the consolidated entity, constituted by the Computershare Group and the entities it controls from time to time, that were not finalised at the date of this report.

The Company continues to target long term growth in management earnings per share of 20% per year, to be achieved by a combination of organic growth and acquisitions as well as balance sheet management.

Looking to FY2008 and having regard to current equity and interest rate market conditions, the Company expects management earnings per share to be more than 15% higher than FY2007.

ENVIRONMENTAL REGULATIONS

The Computershare Group is not subject to significant environmental regulation.

INFORMATION ON DIRECTORS

The qualifications, experience and responsibilities of directors together with details of all directorships of other listed companies held by a director in the three years to 30 June 2007 and any contracts to which the director is a party under which they are entitled to a benefit are outlined in the Corporate Governance Statement and form part of this report.

Directors' Interests

At the date of this report, the direct and indirect interests of the directors in the securities of the company are:

Name	Number of performance rights	Number of ordinary shares
C.J. Morris	-	55,690,427
A.N. Wales	-	30,092,384
P.J. Maclagan	-	16,000,000
A.S. Murdoch	-	524,800
W.S. Crosby	1,500,000	191,406
P.D. DeFeo	-	80,000
Dr. M. Kerber	-	40,000
S.D. Jones	-	14,000
A.L. Owen	-	2,000
W.E. Ford	-	-

Meetings of directors

The number of meetings of the Board of Directors (and of Board Committees) and the number of meetings attended by each of the directors during the financial year are:

	Directors' Meetings		Audit Committee Meetings		Nomination Committee Meetings		Remuneration Committee Meetings	
	A	B	**A**	B	**A**	B	**A**	B
W.S. Crosby [1]	**2**	2	-	-	-	-	-	-
P.D. DeFeo	**5**	5	-	-	**1**	1	-	-
W.E. Ford	**5**	5	-	-	**1**	1	-	-
S.D. Jones	**5**	5	**6**	6	**1**	1	**2**	2
Dr. M. Kerber	**5**	5	-	-	**1**	1	-	-
P.J. Maclagan	**5**	5	-	-	**1**	1	-	-
C.J. Morris	**5**	5	-	-	**1**	1	**2**	2
A.S. Murdoch	**5**	5	**6**	6	**1**	1	**2**	2
A.L. Owen [2]	**2**	2	**1**	1	-	-	-	-
A.N. Wales	**5**	5	**6**	6	**1**	1	**2**	2

A Number of meetings attended
B Number of meetings held during the time the director held office during the year

[1] W.S. Crosby was appointed Chief Executive Officer and President on 16 November 2006
[2] A.L. Owen was appointed as a non-executive director on 1 February 2007

The Board also has an Acquisitions Committee comprising W.E. Ford (Chairman), S.D. Jones, Dr. M. Kerber, C.J. Morris and W.S. Crosby. The Committee received a monthly report and meets on an informal basis as necessary. Accordingly, it is not included in the above table.

INFORMATION ON COMPANY SECRETARIES

The qualifications, experience and responsibilities of company secretaries are outlined in the Corporate Governance Statement and form part of this report.

DIRECTORS' REPORT

INDEMNIFICATION OF OFFICERS

During the period, the Company paid an insurance premium to insure directors and executive officers of the Company and its subsidiaries against certain liabilities.

Disclosure of the amount of insurance premium payable and a summary of the nature of liabilities covered by the insurance contract is prohibited by the insurance policy.

REMUNERATION REPORT

The remuneration report outlines the remuneration arrangements in place for the directors of Computershare Limited and other key management personnel of the Company and Group. References in this report to the Group refer to the Company and its subsidiaries.

This report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration

B. Remuneration structure and service contracts

C. Details of remuneration

D. Share based remuneration

E. Additional information

The information provided under headings A-D includes remuneration disclosures that are required under AASB 124 *Related Party Disclosures*. These disclosures have been transferred from the financial report and have been audited. The disclosures in Section E are additional disclosures required by the *Corporations Act 2001* and the *Corporations Regulations 2001* which have not been audited.

Key management personnel is inclusive of directors and those within the Company and Group who have the authority and responsibility for planning, directing and controlling the activities of the Group.

A. PRINCIPLES USED TO DETERMINE THE NATURE AND AMOUNT OF REMUNERATION (AUDITED)

Remuneration philosophy

The performance of the Group depends upon the quality of its key management personnel. To prosper, the Group must attract, motivate and retain highly skilled key management personnel.

To this end, the Group embodies the following principles in its remuneration framework:

> Provide competitive rewards to attract, retain and motivate high calibre key management personnel;

> Link key management personnel rewards to shareholder wealth; and

> Provide performance incentives which allow key management personnel to share the rewards of the success of the business.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of the remuneration of directors and other key management personnel on a periodic basis with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and key management team.

B. REMUNERATION STRUCTURE AND SERVICE CONTRACTS (AUDITED)

In accordance with best practice corporate governance, the structure of non-executive directors, executive directors and other key management personnel remuneration is separate and distinct.

Non-executive director remuneration

The Board seeks to set aggregate remuneration at a level which provides the Group with the ability to attract and retain non-executive directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.

Fees to non-executive directors reflect the demands which are made on, and the responsibilities of, the non-executive directors.

Non-executive directors' fees are determined within an aggregate non-executive directors' fee pool limit, which is periodically recommended for approval by shareholders. A pool of AU $1,000,000 was last approved by shareholders in November 2004. Approval will be sought at the 2007 Annual General Meeting to increase this maximum to AU $1,500,000 per annum. The aggregate amount of non-executive directors' fees is reviewed periodically with reference taken to the fees paid to non-executive directors of comparable companies. The Board may also elect to receive advice from independent remuneration consultants if necessary.

No incentives, either short or long term, are paid to non-executive directors. Non-executive directors are not provided with retirement benefits other than statutory requirements. Non-executive directors are not eligible to participate in any of the Group's option or share plans. Except for the Managing Director, no director may be in office for longer than three years without facing re-election. Please refer to Section 3 of the Corporate Governance Statement for further information on the Company's re-election process.

The remuneration of non-executive directors for the period ending 30 June 2007 is detailed in the table on page 33 of this report.

Executive directors and other key management personnel remuneration

Overview

The objective of the Group's reward framework is to ensure reward for performance is competitive and appropriate. The remuneration framework also seeks to align executive directors and other key management personnel reward with the achievement of strategic objectives and the creation of shareholder value.

The executive directors and other key management personnel pay and reward framework has a mix of fixed and variable pay, and, as far as the variable remuneration is concerned, a blend of short and long term incentives. Both short and long term incentives are discretionary and are subject to both the Group and the individual meeting requirements agreed upon during the year.

Terms and conditions of employment

The executive directors are employed under open ended arrangements with the Group. C. Morris became Executive Chairman on 16 November 2006. His appointment is subject to re-election by the Company's shareholders at the Annual General Meeting in November 2007 and subsequently will be subject to re-election on the same rotating basis that applies to P. Maclagan and all of the non-executive directors. W.S. Crosby became Managing Director of the Company under the Company's Constitution effective at this date. Executive directors are not eligible for any special termination payments should their employment or directorships cease for any reason. They are entitled to vesting of awards under the Long Term Incentive ("LTI") Plan and Deferred Long Term Incentive ("DLI") Plan that were made prior to their appointment as director on the same terms as other key management personnel, as outlined below.

None of the other key management personnel are employed under contract arrangements with Computershare or its subsidiaries, although on termination of employment (except for cause) they are entitled to full vesting of existing awards under the LTI Plan in place for key personnel and partial vesting of awards under the DLI Plan, as well as any statutory entitlements in their respective jurisdictions of employment.

Fixed remuneration

The objective of fixed remuneration is to provide a base level of remuneration which is appropriate to the position, the geographic location and that is competitive in the market. Fixed remuneration for executive directors and other key management personnel is reviewed annually by the Remuneration Committee. The process includes a review of Group and individual performance, relevant comparative remuneration in the market and if necessary, external advice on policies and practices.

Fixed remuneration includes base salary and superannuation arrangements and is not dependent on the satisfaction of a performance condition.

Several key management personnel also act as Company directors and secretaries for subsidiaries. No additional payments are made in consideration for their activities as directors or secretaries of subsidiary companies within the Group.

Fixed remuneration is available to be received in a variety of forms including cash and fringe benefits such as motor vehicle and computer hire plans on the same terms and conditions as all employees of the Group.

DIRECTORS' REPORT

Other remuneration

From time to time other key management personnel may be awarded discretionary shares in the Company as part of their total remuneration package. For example, these awards may form part of a total relocation package or result from a change in role within the Group. None of the key management personnel listed in the tables below received such an award in the period ending 30 June 2007.

On 30 September 2006 P. Tobin resigned from Computershare. All long term incentive shares which were due to vest in future periods were vested at this date. Partial vesting of awards under the DLI also occurred. Included within the remuneration table on page 33 of this report within 'Other' is a benefit of $621,232 which represents the outstanding period cost of the shares and performance rights from original vesting date to resignation date and benefit paid on resignation. No other payments were made.

Details of total executive director and other key management personnel remuneration are set out in the remuneration table on page 33 of this report.

Variable remuneration

Variable remuneration – short term incentives

Variable remuneration for individual key management personnel comprises both short term and long term incentives and may be paid in years in which the Group's or the individual's performance meets or exceeds agreed performance hurdles. Short term incentives have been awarded in cash to key management personnel of the Group with the exception of executive directors who are not eligible to participate in the Group's option or share plans.

Short term incentives are designed to provide performance incentives which allow key management personnel to share the rewards of the success of the Group. Actual short term awards are made to recognise the contribution of each individual to achieving the Group's agreed performance hurdles.

Details of total short term cash incentives relating to the current financial year that have been awarded to executive directors and other key management personnel are set out in the remuneration table on page 33 of this report. These cash incentives are expected to be paid in September 2007. In September 2007, C. Morris and P. Maclagan are to be awarded cash bonuses of $468,834 and $351,626 respectively, and they have directed the Company to remit $312,556 of their fiscal 2007 combined bonus to charity.

In September 2006, a cash bonus of $448,196 and $336,147 was paid to C. Morris and P. Maclagan respectively in connection with the performance of the Group for the period ended 30 June 2006. C. Morris and P. Maclagan directed the Company to remit $298,797 of their combined bonus to charity.

Variable remuneration – long term incentives

The Group also provides long term share based awards for key management personnel other than executive directors of the Company. Recipients of long term share based awards must complete specified periods of service (two years for the LTI plan and five years for the DLI Plan) as a minimum before any share awards under the long term incentive plan become unconditional. The DLI Plan includes an additional performance criteria (refer below). The method of long term incentive reward framework has been adopted to seek to align key management personnel's financial interest with those of the shareholders and to assist in the retention of participants.

The performance of each individual is reviewed on an annual basis. Both short term and long term incentive awards are discretionary and are subject to approval of the Board based on recommendations from the Remuneration Committee. The exercise of the discretion in any given year is based on the Groups' performance and the attainment of specific individual objectives agreed upon during the year.

All key management personnel, with the exception of executive directors, are also eligible to participate in the Company's general employee share plans on the same terms and conditions as all other employees. Executive directors are not eligible to participate in the Company's option or share plans. An overview of the Company's employee option and share plans are disclosed in note 28 of the financial statements.

Variable remuneration performance conditions

As explained above, executive directors and other key management personnel variable remuneration is a blend of short and long term incentives.

Short term incentives

As detailed above, the eligibility of Company and Group executive directors and other key management personnel to receive their short term variable remuneration is dependent on the achievement of certain performance criteria.

In the case of executive directors and other key management personnel, short term bonus eligibility is, in part, conditional on the achievement of budgeted financial performance measures. At least 50% of the total amount of available short term bonus remuneration for a year is conditional on achieving predetermined or budgeted levels of financial performance (EBITDA or earnings before interest, tax, depreciation and amortisation) of the area of the key manager 's overall responsibility. Financial performance is measured as actual EBITDA of the area compared to budgeted EBITDA.

This measure is chosen as it is readily capable of objective determination and fosters an entrepreneurial business development ethos among the key management personnel of the Group.

The balance of the performance conditions used to determine bonus eligibility relate to a subjective assessment of various non-financial measures and considerations. These measures and considerations differ between executive directors and other key management personnel depending on the areas of their overall responsibility. Separate subjective factors relevant to work areas are chosen for each key manager.

In the case of C. Morris, P. Maclagan, W.S. Crosby and S. Rothbloom in their roles to the date of this report, the non-financial considerations include the achievement of business service levels, achievement of organic growth objectives and various other considerations.

In the case of T. Honan, the non-financial considerations include an assessment of his achievement on risk management initiatives, the quality of budgeting and financial reporting, expense control and investor relations initiatives.

In each case, the applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each key management personnel's sphere of influence and relevant to their area of work within the Group.

Long term incentives

The eligibility of key management personnel (other than directors) to receive their long term incentive remuneration under the DLI Plan is dependent on the achievement of a key performance condition: namely an increase in management basic earnings per share of the Group over a 5 year period. For example, awards under the DLI Plan in the year ended 30 June 2005 are based on average compounded growth in the Group's earnings in the 5 year period ending 30 June 2010. Recognising that the minimum performance hurdle for performance rights granted on 1 July 2005 (to vest in 2010) was achieved three years early, the Board, before the date of this report, used its powers under the DLI plan rules to vary the performance hurdles attaching to the performance rights. The specified period of service of five years before the share awards become unconditional remains unchanged.

Previously, if compounded growth in the Groups' earnings over a five year period was less than 15% no rights vested and if it was more than 20% then all rights vested and if growth was between 15% to 20% then the proportion of rights that vested increased on a pro rata straight line basis between 40% (for growth of 15%) and 100% (for growth of 20%). Under the amended performance hurdles, the Board will compare the growth in the Group's earnings as at the end of year 4 as against a 5 year compounded growth target using this same basis of calculation. The holder will then receive 50% of that amount as a minimum vesting at the end of year 5. If the actual growth in earnings at the end of year 5 results in a higher number of rights vesting, then the holder will receive that amount.

In the case of key management personnel (other than directors), the amount of available long term incentive remuneration, measured in shares, is determined by applying a given weighting to a variety of measures. These measures include:

> Overall financial performance as determined by the growth in earnings per share of the Group compared to the previous reporting period;

> Individual performance including achieving predetermined performance goals, facilitating positive change within the Group and extent of contribution to the Group's strategic initiatives;

> Leadership including team building, staff development, succession planning and communication skills;

> An assessment of the key management personnel's standing in the marketplace, individual skills and overall commitment to the Group and the capacity of the Group to find a like replacement; and

> An assessment of the individual's personality and fit with the Group's internal culture.

Application of performance conditions in the determination of variable remuneration

In relation to both short term and long term variable remuneration, the financial performance conditions outlined above have been chosen as they are considered the best way to align performance outcomes with shareholder value. The applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each executive directors and other key management personnel's sphere of influence and relevant to their work.

The method of assessing all financial performance conditions involves a comparison of actual achievement against the predetermined target. The method of assessing all non-financial conditions and considerations involves the application by the Remuneration Committee, or its nominated delegate, of a subjective weighted average of the nominated criteria summarised above. In each case, the assessment methods have been chosen because the Board considers such assessment criteria to be reasonable and appropriate.

C. DETAILS OF REMUNERATION (AUDITED)

Directors

The directors of Computershare Limited are listed below. Unless otherwise indicated those individuals held their position for the whole of the current financial year.

Non-executive	Executive	
A.S. Murdoch [1]	C.J. Morris	Managing Director and Chief Executive Officer until 15 November 2006; appointed Executive Chairman on 16 November 2006.
P.D. DeFeo	P.J. Maclagan	Managing Director Computershare Technology Services
W.E. Ford	W.S. Crosby	Appointed Managing Director and Chief Executive Officer on 16 November 2006
Dr. M. Kerber		
A.N. Wales		
S.D. Jones		
A.L. Owen [2]		

[1] A.S. Murdoch stepped down as Chairman on 15 November 2006 but remains a non-executive director.
[2] A.L. Owen was appointed on 1 February 2007

Key management personnel other than directors

The individuals listed below are key management personnel (within the meaning of the Australian accounting standard AASB 124 Related Party Disclosures) who have the authority and responsibility for planning, directing and controlling the activities of the Group. All individuals named below held their position for the whole of the financial year ended 30 June 2007 unless otherwise noted.

Name	Position	Employer
W.S. Crosby [1]	Group Managing Director, Asia Pacific & Chief Operating Officer	Computershare Investor Services Pty Ltd (Australia)
S. Rothbloom	President, North America	Computershare Inc (US)
T. Honan	Chief Financial Officer	Computershare Limited
P. Tobin [2]	Chief Legal Officer & Company Secretary	Computershare Limited
P. Conn	Head of Global Capital Markets	Computershare Inc (US)

[1] From 1 July 2006 to 15 November 2006 W.S. Crosby held the position of Group Managing Director, Asia Pacific and Chief Operating Officer. From 16 November 2006 he became Managing Director and Chief Executive Officer.

[2] P. Tobin resigned with effect from 30 September 2006.

D. Horsley was joint Company Secretary from 1 July 2006 to 30 September 2006, Company Secretary from 30 September 2006 to 12 February 2007, and joint Company Secretary together with K. Bobeff from 13 February 2007 to 30 June 2007. Neither D. Horsley nor K. Bobeff were remunerated as a consequence of this office. Therefore they are not considered to be one of the individuals with the authority and responsibility for planning, directing and controlling the activities of the Group. Accordingly their remuneration details have been excluded from this report.

W.S. Crosby and T. Honan are considered to be key management personnel of the Company and are considered to be 'company executives' within the meaning of the *Corporations Act 2001*.

S. Rothbloom, T. Honan, P. Tobin, P. Conn and J. Wong are the most highly remunerated executives of the Group within the meaning of the *Corporations Act 2001* during the current financial year.

Amounts of remuneration

Details of the nature and amount of each element of the total remuneration for each director, Company and Group key management personnel and most highly remunerated executives within the Group for the year ended 30 June 2007 are set out in the table on page 33. Where remuneration was paid in a foreign currency it has been translated at the average exchange rate for the financial year.

Salary and fees, non-monetary benefits, post employment remuneration and sign-on shares are fixed remuneration and are not related to the performance of the Group. Share based payments and cash profit share and bonuses are variable remuneration and are linked to both the performance of the individual and the Group.

Key management personnel and most highly remunerated executives of the Company and Group

2007	**Short term**		**Long term**	**Post employment**		**Share based payments**			
	Salary & fees	Cash Profit Share & Bonuses	Other	Superannuation & Pension	Retirement benefits	Shares	Performance Rights*	**Other**	**Total**
	$	$	$	$	$	$	$	$	**$**
Directors									
S. D. Jones	132,446	-	-	-	-	-	-	-	132,446
A.S. Murdoch	119,488	-	-	11,925	-	-	-	-	131,413
A.N. Wales	101,581	-	-	9,735	-	-	-	-	111,316
W.E. Ford	107,887	-	-	-	-	-	-	-	107,887
P.D. DeFeo	101,833	-	-	-	-	-	-	-	101,833
Dr. M. Kerber [1]	-	-	-	-	-	-	-	-	-
A.L. Owen [2]	41,777	-	-	4,178	-	-	-	-	45,955
C.J. Morris	468,834	468,834	7,845	46,883	-	-	-	-	992,396
W.S. Crosby	553,568	527,439	9,153	9,913	-	149,303	1,482,516	2,344	2,734,236
P. J. Maclagan	351,626	351,626	5,884	35,163	-	-	-	-	744,299
TOTAL	**1,979,040**	**1,347,899**	**22,882**	**117,797**	**-**	**149,303**	**1,482,516**	**2,344**	**5,101,781**

Company and Group key management personnel									
S. Rothbloom	955,987	570,000	-	7,663	-	183,490	1,097,336	-	2,814,476
T. Honan	481,336	309,431	8,054	9,913	-	66,126	528,376	2,344	1,405,580
P. Conn	423,242	222,075	-	-	-	73,113	264,188	-	982,618
P. Tobin [3]	125,231	-	-	2,478	-	25,802	-	621,232	774,743
Other most highly remunerated executives									
J. Wong	415,869	259,918	-	41,587	-	81,256	-	-	798,630
TOTAL	**2,401,665**	**1,361,424**	**8,054**	**61,641**	**-**	**429,787**	**1,889,900**	**623,576**	**6,776,047**

* Performance rights expense has been included in total remuneration on the basis that it is considered more likely than not at the date of this financial report that the key performance condition, namely a 20% compound increase in the earnings per share of the Group over a 5 year period, will be met. In future reporting periods, if the probability requirement is not met a credit to remuneration will be included to be consistent with the accounting treatment.

1 At his direction, Dr. M. Kerber is not remunerated as a non-executive director.

2 A.L. Owen was appointed on 1 February 2007

3 P. Tobin resigned with effect from 30 September 2006. 'Other' remuneration is a benefit paid on resignation of $621,232 which represents the outstanding period cost of the LTI shares, vested performance rights from original vesting date to resignation date and other benefit paid on resignation.

DIRECTORS' REPORT

Key management personnel and most highly remunerated executives of the Company and Group

2006	Short term		Long term	Post employment		Share based payments		Other	Total
	Salary & fees	Cash Profit Share & Bonuses	Other	Superannuation & Pension	Retirement benefits	Shares	Performance Rights*		
	$	$	$	$	$	$	$	$	$
Directors									
A.S. Murdoch	138,194	-	-	13,819	-	-	-	-	152,013
P.D. DeFeo	110,382	-	-	-	-	-	-	-	110,382
A.N. Wales	97,109	-	-	9,068	-	-	-	-	106,177
W.E. Ford	94,250	-	-	-	-	-	-	-	94,250
T.M. Butler [1]	92,101	-	-	-	-	-	-	-	92,101
S. D. Jones [2]	78,320	-	-	-	-	-	-	-	78,320
Dr. M. Kerber [3]	55,192	-	-	-	-	-	-	-	55,192
C.J. Morris	448,196	448,196	8,743	44,820	-	-	-	-	949,955
P. J. Maclagan	336,147	336,147	5,602	33,615	-	-	-	-	711,511
TOTAL	**1,449,891**	**784,343**	**14,345**	**101,322**	**-**	**-**	**-**	**-**	**2,349,901**
Company and Group key management personnel									
S. Rothbloom	629,272	334,000	-	8,768	-	325,878	506,117	-	1,803,035
W.S. Crosby	414,133	213,640	21,563	9,068	-	253,400	673,489	2,241	1,587,534
T. Honan	329,424	180,772	6,240	9,068	-	117,000	505,117	2,241	1,149,862
P. Conn	358,154	190,000	-	-	-	114,084	252,558	-	914,796
P. Tobin	329,424	138,941	6,240	9,068	-	128,789	210,465	2,241	825,168
R. Chapman [4]	255,048	-	-	21,777	-	53,085	-	224,255	554,165
O. Niedermaier [5]	376,374	-	-	19,324	-	-	-	551	396,249
TOTAL	**2,691,829**	**1,057,353**	**34,043**	**77,073**	**-**	**992,236**	**2,146,746**	**231,529**	**7,230,810**

* Performance rights expense has been included in total remuneration on the basis that it is considered more likely than not at the date of this financial report that the key performance condition, namely a 20% compound increase in the earnings per share of the Group over a 5 year period, will be met. In future reporting periods, if the probability requirement is not met a credit to remuneration will be included to be consistent with the accounting treatment.

[1] T.M. Butler resigned as a non-executive director with effect from 7 May 2006.

[2] S.D. Jones was appointed as a non-executive director on 10 November 2005. Consultancy fees of $30,183 were paid to S.D. Jones prior to this appointment being made and have been included in the related party disclosures at note 33 of the financial statements.

[3] From 1 January 2006 onwards Dr M Kerber was not remunerated as a non-executive director.

[4] R. Chapman resigned with effect from 30 September 2005. 'Other' remuneration is a termination benefit of $293,658 which represents the outstanding period cost of the LTI shares from original vesting date to termination date.

[5] O. Niedermaier resigned with effect from 15 May 2006.

D. SHARE BASED REMUNERATION (AUDITED)

Directors

Non-executive and executive directors of the Company are not eligible to participate in the Group's share based remuneration schemes.

Valuation of shares

The assessed fair value of shares granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. The amount relating to the current financial year is included in the remuneration table on page 33 of this report. Fair values at grant date are independently determined using the closing share price on grant date.

Shares granted as remuneration under long term incentive schemes

49,198 shares will be granted to the named Company and Group key management personnel other than directors under the LTI plan on 28 September 2007 in relation to the Group's performance in the financial year ended 30 June 2007. Each Company and Group key management personnel other than directors must remain employed by the Group until 28 September 2009 before these share awards become unconditional.

There has been no alteration to the terms and conditions of shares granted under the LTI plan since the original grant date. There has also not been any sign on fees paid during the year as part of the consideration for any of the above mentioned key management personnel agreeing to hold their positions.

Share holdings of Company and Group key management personnel

The number of ordinary shares in Computershare Limited held during the financial year by each director and the other named Company and Group key management personnel, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, are included in the table below.

	Balance at beginning of period	Granted as remuneration under long term incentive schemes	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2007
Directors						
C.J. Morris	55,875,427	-	-	(285,000)	-	55,590,427
A.N. Wales	32,092,384	-	-	(2,000,000)	-	30,092,384
P.J. Maclagan	16,225,176	-	-	(248,000)	-	15,977,176
A.S. Murdoch	609,800	-	-	(85,000)	-	524,800
W.S. Crosby	105,908	84,910	-	-	588	191,406
P.D. DeFeo	80,000	-	-	-	-	80,000
Dr. M. Kerber	40,000	-	-	-	-	40,000
S. D. Jones	-	-	-	14,000	-	14,000
W.E. Ford	-	-	-	-	-	-
A. L. Owen	-	-	-	-	-	-
Company and Group key management personnel						
P. Conn	259,817	37,499	-	8,757	-	306,073
S. Rothbloom	112,629	117,802	-	(78,181)	-	152,250
T. Honan	73,926	38,776	100,000	(150,000)	737	63,439

Performance rights

The DLI Plan was approved at the Annual General Meeting held on 9 November 2005. The DLI Plan is offered to eligible key management personnel and senior managers in the Group to recognise their ongoing contribution and expected efforts to ensure the performance and success of the Group. The total number of rights approved for issue was 10.0 million, of which 2.75 million were granted on 20 December 2005 and 1.1 million performance rights were granted on 13 November 2006.

Performance rights are granted under the plan for no consideration and carry no dividend or voting rights. Under the DLI Plan, the performance rights give an entitlement to one fully paid ordinary share per performance right issued subject to satisfaction of performance hurdles (as set out on page 31 of this report) and continued employment.

The assessed fair value of performance rights granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. The amount relating to the current financial year is included in the remuneration table on page 33 of this report. Fair values at grant date are independently determined using a Black Scholes option pricing model.

DIRECTORS' REPORT

The fair value of the performance rights granted on 13 November 2006 was AU $7.112. The model inputs for the performance rights granted during the year ended 30 June 2007 included:

a. Performance rights are granted for no consideration

b. Exercise price: nil

c. Share price at grant date: AU $7.79

d. Expected price volatility of the Group's shares: 25.0%

e. *Expected dividend yield:* 1.8%

f. Risk free interest rate: 6.25%

The expected price volatility is based on the historic volatility of the Group's share price.

Set out below are summaries of performance rights granted under the plan:

Balance at beginning of year	Vested during the year	Forfeited during the year	Granted during the year	Balance at end of year	Exercisable at end of year
2,750,000	(100,000)	(150,000)	1,100,000	3,600,000	-

No performance rights became exercisable during the current year. No performance rights expired during the period covered by the above table. Performance rights that were vested and forfeited during the year relate to the resignation of P. Tobin.

Other than the change noted on page 31, there has been no alteration to the terms and conditions of performance rights granted under the DLI plan since the original grant date.

Value of options included in key management personnel remuneration

Non-executive and executive directors of the Group are not eligible to participate in the Group's option scheme. No options have been granted to Company or Group key management personnel during the financial year ended 30 June 2007. There has been no variation in the terms of options provided to Company and Group key management personnel previously granted.

Details of employee options granted which may effect remuneration in this or future reporting periods are disclosed in note 28.

Option holdings of Company and Group key management personnel

The number of options over ordinary shares held during the financial year by each of the Company and Group key management personnel is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period
T. Honan	100,000	-	(100,000)	-	-
P. Tobin	40,000	-	(40,000)	-	-

The exercise price of options exercised by T. Honan was 100,000 at AU $2.55

The exercise price of options exercised by P. Tobin was 40,000 at AU $2.77

The value of options exercised and lapsed during the financial year ended 30 June 2007 at the time they were exercised or lapsed is detailed in the table below.

	Number of options exercised	Value of options exercised at exercise date
T. Honan	100,000	AU 7.66
P. Tobin	40,000	AU 7.68

No options or any other bonus or grant was forfeited in the financial year because a person did not meet the performance conditions for the options, bonus or grant.

E. ADDITIONAL INFORMATION (UNAUDITED)

Relationship between key management personnel remuneration and Group performance and shareholder wealth

The overall level of key management personnel award takes into account the performance of the Group over a number of years, with greater emphasis given to the current and prior financial year.

Over the past five financial years, the Group's management earnings before interest, tax, depreciation and amortisation grew by a compound annual average rate of 37% (based on an AGAAP calculated EBITDA at 30 June 2002 and an AIFRS calculated EBITDA at 30 June 2007). During this period, shareholder wealth, measured by reference to management earnings per share, has grown by a compound annual average rate of 36% (based on an AGAAP calculated EBITDA at 30 June 2002 and an AIFRS calculated EBITDA at 30 June 2007) and measured by reference to dividend payments has grown by a compound annual average rate of 53%. Over the past five financial years, key management personnel remuneration has grown by an annual compound average rate of 30%, executive director and non-executive director remuneration has grown by an annual compound average rate of 32% and 15% respectively during this period. A year on year analysis of the above metrics together with the compound five year average comparative is set out in the following table.

	Growth over previous financial period	5 year Compound average growth 2002 - 2007
Normalised EBITDA	54%	37%
Management EPS	61%	36%
Dividend	37%	53%
Key management personnel remuneration (average per key management personnel)	49%[1]	30%[1]
Executive director remuneration (average per director)	5%[2]	32%

[1] Growth over the previous financial period excluding performance rights share based payments from key management personnel remuneration was 15% and compound average growth over the past 5 years was 16%.

[2] Growth is wholly attributable to exchange rate movements.

Historic executive director and other key management personnel remuneration has been adjusted to exclude non-recurring items. All remuneration included in the calculation has been annualised where directors and other key management personnel have left during the year.

During the financial year ended 30 June 2007, the Group's share price increased approximately 44% from AU $7.85 at the beginning of the year to AU $11.29 on 30 June 2007.

On 15 November 2006, Computershare announced an on-market buy-back of up to 25 million ordinary shares for capital management purposes. The buy-back commenced in December 2006 for a period of six months. On 24 May 2007 Computershare announced that the buy-back will be extended by a further six months so that it will continue until 29 November 2007 or earlier if the maximum number of shares are bought back before that date.

During the financial year ended 30 June 2007, the Company purchased and cancelled 9,794,991 ordinary shares at a total cost of AU $102.6 million (US $80.2 million) with an average price of AU $10.48 and a price range from AU $8.52 to AU $11.00.

Details of remuneration: cash bonuses and performance rights

The percentage value of total remuneration relating to the current financial year received by key management personnel that consists of cash bonuses and performance rights is as follows:

	% of total remuneration received as cash bonus	% of total remuneration received as performance rights
P. Maclagan	47.2	-
C. Morris	47.2	-
W.S. Crosby	19.3	54.2
S. Rothbloom	20.3	39.0
T. Honan	22.0	37.6
P. Conn	22.6	26.9

No shares were awarded in the financial year ended 30 June 2007 to key management personnel.

The percentage of shares previously awarded under long term incentive schemes which were forfeited in the current financial year and the subsequent financial years in which shares previously awarded under long term incentive schemes will vest if the conditions are met for the named Company and Group key management personnel are provided in the table below.

	Vesting date	% of total shares vesting in the current financial year	% of total shares granted forfeited in the current financial year	Estimated value of shares to be reported in subsequent financial periods
W.S. Crosby	31 August 2007	72.2	-	$14,689
S. Rothbloom	31 August 2007	75.5	-	$17,161
T. Honan	31 August 2007	72.4	-	$6,637
P. Conn	31 August 2007	68.4	-	$7,779

LOANS TO DIRECTORS AND EXECUTIVES

Computershare has not made any loans to directors and executive directors or other key management personnel during the current financial year.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the *Corporations Act 2001*.

Non-audit services

The Group may decide to employ its auditor, PricewaterhouseCoopers, on assignments in addition to their statutory audit duties where the auditor's expertise and experience with the Group are important.

The Board is satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001* and internal guidelines. Further details regarding the Board's internal policy for engaging PricewaterhouseCoopers for non-audit services is set out in the Corporate Governance Statement.

The directors are satisfied that the provision of non audit services by PricewaterhouseCoopers, as set out below, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

> There were no non-external audit tasks performed where the total fee exceeded 10% of the annual external audit engagement fee

> No services were provided by PricewaterhouseCoopers that are prohibited by policy (the policy lists services that are not be able to be undertaken)

> None of the services provided undermine the general principles relating to auditor independence, including reviewing or auditing the auditor's own work, acting in a management capacity or a decision making capacity for the company, acting as an advocate for the company or jointly sharing economic risks and rewards.

A copy of the auditor's signed independence declaration as required under section 307C of the *Corporations Act 2001* is provided immediately after this report.

Details of the amounts paid to the auditor for both audit and non-audit services are provided in the table on page 39.

During the year the following amounts were incurred in relation to services provided by PricewaterhouseCoopers, the Group auditor, and its related practices.

	Consolidated 2007 $	Consolidated 2006 $
1. Audit services		
Remuneration receivec or due & receivable by PricewaterhouseCoopers Australia for:		
> Audit & review of the financial statements & other audit work	**624,534**	827,412
> Audit & review of the financial statements & other audit work by related practices of PricewaterhouseCoopers Australia	**1,377,748**	1,295,347
	2,002,282	2,122,759
2. Other assurance services (a)		
> Other services performed by PricewaterhouseCoopers Australia	**32,817**	193,639
> Other services performed by related practices of PricewaterhouseCoopers Australia	**218,133**	310,113
	250,950	503,652
Total Remuneration for assurance services	**2,253,232**	2,626,411

(a) Other services provided relate primarily to regulatory and compliance reviews.

ROUNDING OF AMOUNTS

The Group is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the directors.



C.J. MORRIS
Executive Chairman



W.S. CROSBY
Director

17 September 2007

02-13 Overview
14-40 Governance
41-96 Financials
97-100 Reports
101-104 Further Information

AUDITOR'S INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile + 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the audit of Computershare Limited for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Computershare Limited and the entities it controlled during the period.

Simon Gray
Partner
PricewaterhouseCoopers

Melbourne
17 September 2007

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
Revenues from continuing operations					
Sales revenue	2	**1,404,197**	1,198,310	**-**	-
Other revenue	2	**8,492**	7,710	**126,049**	72,177
Total revenue from continuing operations		**1,412,689**	1,206,020	**126,049**	72,177
Other income	3	**15,310**	16,902	**1,447**	1,944
Expenses					
Direct services		**915,626**	900,802	**-**	-
Technology services		**138,686**	95,931	**-**	-
Corporate services		**22,058**	20,585	**11,049**	11,033
Finance costs	2	**31,094**	27,644	**2,983**	240
Total expenses		**1,107,464**	1,044,962	**14,032**	11,273
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	40 & 41	**2,957**	3,167	**276**	(82)
Profit/(loss) before related income tax expense		**323,492**	181,127	**113,740**	62,766
Income tax expense/(benefit)	5	**83,615**	40,976	**20,399**	6,985
Profit/(loss) for the period		**239,877**	140,151	**93,341**	55,781
(Profit)/loss attributable to minority interests		**(6,092)**	(3,779)	**-**	-
Profit/(loss) attributable to members of the parent entity		**233,785**	136,372	**93,341**	55,781
Basic earnings per share (cents per share)	7	**39.08**	22.88		
Diluted earnings per share (cents per share)	7	**39.00**	22.85		

The above income statements are presented in United States dollars and should be read in conjunction with the accompanying notes.

BALANCE SHEETS

AS AT 30 JUNE 2007

	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent Entity 2007 $000	Parent Entity 2006 $000
CURRENT ASSETS					
Cash and cash equivalents	36	**86,801**	72,801	**597**	1,582
Receivables	8	**225,714**	205,843	**29,660**	34,137
Available-for-sale financial assets at fair value	9	**1,294**	720	-	-
Other financial assets	10	**25,768**	21,093	-	-
Inventories	11	**8,536**	7,110	-	-
Current tax assets	17	**360**	1,478	-	-
Derivative financial instruments	18	-	394	-	-
Other current assets	12	**20,418**	17,345	**233**	62
Assets of disposal group held for sale	13	-	11,691	-	609
Total Current Assets		**368,891**	338,475	**30,490**	36,390
NON-CURRENT ASSETS					
Receivables	8	**8,872**	5,578	**69,901**	104,780
Investments accounted for using the equity method	14	**16,101**	8,900	**904**	529
Listed and unlisted investments at cost	15	-	-	**654,074**	441,735
Available-for-sale financial assets at fair value	9	**5,186**	2,264	**2,511**	300
Property, plant & equipment	16	**79,512**	74,321	**828**	1,172
Deferred tax assets	17	**56,756**	60,077	**978**	789
Derivative financial instruments	18	**1,719**	1,362	-	-
Intangibles	19	**1,197,345**	1,111,310	-	-
Other		**733**	506	**21**	-
Total Non-Current Assets		**1,366,224**	1,264,318	**729,217**	549,305
Total Assets		**1,735,115**	1,602,793	**759,707**	585,695
CURRENT LIABILITIES					
Payables	20	**260,410**	209,300	**15,380**	34,968
Interest bearing liabilities	21	**1,151**	2,617	-	-
Current tax liabilities	22	**21,307**	10,242	**11,437**	104
Provisions	23	**34,676**	20,261	-	-
Derivative financial instruments	18	**1,364**	1,185	-	-
Deferred consideration	24	**19,643**	22,015	-	-
Total Current Liabilities		**338,551**	265,620	**26,817**	35,072
NON-CURRENT LIABILITIES					
Payables	20	**5,476**	5,813	**144,316**	40,978
Interest bearing liabilities	21	**433,948**	473,903	**66,256**	14,705
Deferred tax liabilities	22	**17,921**	16,649	-	-
Provisions	23	**54,260**	64,744	**414**	153
Derivative financial instruments	18	**25,317**	28,800	-	-
Deferred consideration	24	**19,501**	39,797	-	-
Other	25	**7,567**	7,599	-	-
Total Non-Current Liabilities		**563,990**	637,305	**210,986**	55,836
Total Liabilities		**902,541**	902,925	**237,803**	90,908
Net Assets		**832,574**	699,868	**521,904**	494,787
EQUITY					
Parent Entity Interest					
Contributed equity - ordinary shares	26	**344,541**	418,419	**344,541**	418,419
Reserves	27	**63,894**	23,475	**114,840**	36,934
Retained profits	6	**414,658**	251,125	**62,523**	39,434
Total parent entity interest	42	**823,093**	693,019	**521,904**	494,787
Minority interest	42	**9,481**	6,849	-	-
Total Equity		**832,574**	699,868	**521,904**	494,787

The above balance sheets are presented in United States dollars and should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated		Parent Entity	
		2007	2006	2007	2006
		$000	$000	$000	$000
Total equity at the beginning of the year		**699,868**	603,243	**494,787**	491,713
Adjustment on adoption of AASB 132 and AASB 139, net of tax:					
Retained profits	6	-	(75)	-	-
Reserves	27	-	4,527	-	-
Restated total equity at the beginning of the financial year		**699,868**	607,695	**494,787**	491,713
Available-for-sale financial assets, net of tax	27	**1,047**	527	**442**	(29)
Cash flow hedges, net of tax	27	**(1,881)**	(11,923)	-	-
Exchange differences on translation of foreign operations	27	**38,283**	503	**68,209**	(14,645)
Net income recognised directly in equity		**37,449**	(10,893)	**68,651**	(14,674)
Profit for the year		**233,785**	136,372	**93,341**	55,781
Total recognised income and expense for the year		**271,234**	125,479	**161,992**	41,107
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity, net of transaction costs	26	**5,700**	18,172	**5,700**	18,172
Dividends provided for or paid	6	**(70,252)**	(53,437)	**(70,252)**	(53,437)
Share buy back	26	**(80,193)**	-	**(80,193)**	-
Acquisition related share transactions	26	**1,175**	(6,460)	**1,175**	(6,460)
On market purchase of shares related to employee share plans	26	**(561)**	(7,639)	**(561)**	(7,639)
Employee share based remuneration reserve	27	**9,329**	9,631	**9,256**	9,792
Equity related contingent consideration	27	**(6,359)**	4,477	-	1,539
Minority interest		**2,633**	1,950	-	-
		(138,528)	(33,306)	**(134,875)**	(38,033)
Total equity at the end of the year		**832,574**	699,868	**521,904**	494,787
Total recognised income and expense for the year is attributable to:					
Members of Computershare Limited		**265,142**	121,700	**161,992**	41,107
Minority interest		**6,092**	3,779	-	-
		271,234	125,479	**161,992**	41,107

The above statements of changes in equity are presented in United States dollars and should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2007

	Note	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of GST)		**1,421,897**	1,196,536	**-**	-
Payments to suppliers and employees (inclusive of GST)		**(1,025,137)**	(963,688)	**(18,069)**	(17,980)
Dividends received		**92**	35	**9**	1
Interest paid and other costs of finance		**(32,708)**	(28,285)	**-**	-
Interest received		**6,589**	5,751	**1,168**	386
Income taxes paid		**(49,762)**	(26,725)	**-**	-
Net operating cash flows	36	**320,971**	183,624	**(16,892)**	(17,593)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of subsidiaries and businesses, net of cash acquired		**(81,783)**	(139,285)	**-**	(7,024)
Payments for investment in associated entities and joint ventures		**(10,881)**	(616)	**-**	(448)
Proceeds from sale of investments		**21,204**	3,060	**156**	282
Payments for investments		**(19,496)**	(444)	**(1,805)**	-
Payments for property, plant and equipment		**(25,658)**	(24,967)	**(4)**	-
Net loan repayments from subsidiaries		**-**	-	**164,136**	56,110
Proceeds from sale of assets		**-**	3,358	**-**	-
Proceeds from sale of subsidiaries, net of cash disposed		**20,246**	9,931	**-**	-
Other		**(1,626)**	(976)	**(39)**	-
Net investing cash flows		**(97,994)**	(149,939)	**162,444**	48,920
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		**5,701**	18,172	**5,701**	18,172
Payments for purchase of ordinary shares		**(1,467)**	(6,276)	**(1,927)**	(6,276)
Buy back of ordinary shares		**(80,193)**	-	**(80,193)**	-
Proceeds from borrowings		**184,151**	124,826	**-**	-
Repayment of borrowings		**(240,614)**	(161,818)	**-**	-
Dividends paid - ordinary shares		**(70,252)**	(53,437)	**(70,252)**	(53,437)
Dividends paid to minority interest in subsidiary		**(7,693)**	(2,671)	**-**	-
Proceeds from finance leases		**719**	2,213	**-**	-
Repayment of finance leases		**(2,597)**	(3,924)	**-**	-
Net financing cash flows		**(212,245)**	(82,915)	**(146,671)**	(41,541)
Net increase/(decrease) in cash and cash equivalents held		**10,732**	(49,230)	**(1,119)**	(10,214)
Cash and cash equivalents at the beginning of the financial year		**72,801**	119,744	**1,580**	12,048
Exchange rate variations on foreign cash balances		**3,268**	2,287	**136**	(254)
Cash and cash equivalents at the end of the financial year	36	**86,801**	72,801	**597**	1,580

Refer to Note 36 for information in respect of any non-cash financing and investing transactions.

The above cash flow statements are presented in United States dollars and should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the reporting period ended 30 June 2007 has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

This report is to be read in conjunction with any public announcements made by Computershare Limited during the reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001* and Australian Stock Exchange Listing Rules.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

Basis of preparation of full year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for Computershare Limited as an individual entity and the consolidated entity consisting of Computershare Limited and its subsidiaries.

Compliance with IFRS

Australian accounting standards include International Financial Reporting Standards (IFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Computershare Limited comply with IFRS. The parent entity financial statements and notes also comply with IFRS except that the parent entity has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Disclosure and Presentation which is not included in IAS 32.

Historical cost convention

The financial statements have been prepared under the historical cost convention as modified by the revaluation of available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Principles of consolidation

The consolidated financial statements include the assets and liabilities of the parent entity, Computershare Limited, and its subsidiaries, referred to collectively throughout these financial statements as the "consolidated entity" or "the Group".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are consolidated only from the date control commenced or up to the date control ceased.

Financial statements of foreign subsidiaries, associates and joint ventures presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with Group policy and AIFRS.

Subsidiaries

Investments in subsidiaries are carried in the company's financial statements at the lower of cost and recoverable amount. Dividends from subsidiaries are brought to account in the income statement when they are declared by the subsidiaries.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in material associated entities are brought to account using the equity method. Under this method the investment in associates is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the associate. The Group's share of its associates' post acquisition profits or losses is recognised in the income statement. The investment in associated entities is decreased by the amount of dividends received or receivable. Investments in associates are carried at the lower of cost and recoverable amount in the accounts of the parent entity.

Joint ventures

Interests in joint venture partnerships are accounted for in the consolidated financial statements using the equity method and are carried at cost by the parent entity.

NOTES TO THE FINANCIAL STATEMENTS

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated and parent entity financial statements are presented in US dollars, as a significant portion of the Group's activity is denominated in US dollars. Previously the consolidated and parent entity financial statements were presented in Australian dollars. Computershare Limited's functional currency is Australian dollars.

Transactions and balances

Foreign currency transactions are converted to US dollars at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable in foreign currencies at balance date are converted to US dollars at the average of the buy and sell rates available on the close of business at balance date. Revaluation gains and losses are brought to account as they occur.

Exchange differences relating to monetary items are included in the income statement, as exchange gains or losses, in the period when the exchange rates change, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Group companies

All resulting exchange differences from the translation of the results and financial position of all the Group entities that have a functional currency other than US dollars are recognised as a separate component of equity. On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Income tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the income statement represents tax on the pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. This is also adjusted for changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred tax assets and liabilities are recognised for temporary differences calculated at the tax rates expected to apply when the differences reverse. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets and liabilities are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Tax consolidation legislation

Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing deed, which includes tax funding arrangements. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian subsidiaries in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing deed are recognised separately as tax related intercompany payables or receivables. The parent entity and the other relevant entities continue to account for their own deferred tax amounts.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease assets are not capitalised and rental payments (net of any incentives received from the lessor) are charged against operating profit on a straight line basis over the period of the lease.

Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

Software and research and development costs

Internally developed software and related research and development costs are expensed in the year in which they are incurred as they do not meet the recognition criteria for capitalisation.

Impairment of assets

All non-current assets that have an indefinite useful life are not subject to amortisation and are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss will be recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For available for sale assets, a significant or prolonged decline in fair value is considered in determining whether the asset is impaired.

For the purposes of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

These impairment calculations require the use of assumptions.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on a first-in first-out basis. Prepaid inventory is recorded at cost and is bought on behalf of the company's clients. As the inventory is used, the costs are billed.

Property, plant & equipment

Property, plant and equipment is stated at historical costs less depreciation.

The amounts at which property, plant and equipment are stated in these financial statements are regularly reviewed. Where revaluations are made they are based on reports by independent valuers.

The gain or loss on disposal of re-valued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the profit or loss of the consolidated entity in the year of disposal. Any related revaluation increment in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Depreciation

Items of property, plant and equipment, excluding freehold land and leasehold plant and equipment, are depreciated on a straight line basis at rates calculated to allocate their cost, less estimated residual value, over their estimated useful life. Additions and disposals are depreciated for the period held, in the year of acquisition or disposal. Depreciation expense has been determined based on the following rates of depreciation:

> Buildings (2.5% per annum);

> Plant and Equipment (10% to 50% per annum);

> Fixtures and Fittings (13% to 50% per annum); and

> Motor Vehicles (15% to 40% per annum).

NOTES TO THE FINANCIAL STATEMENTS

Revenue

Revenue is measured at the fair value of the consideration received or receivable. Sales revenue comprises registry and bureau revenue, sale of software licences and associated development, installation and maintenance fees (net of returns, discounts and allowances) and document processing services.

Registry and bureau revenue includes all revenue earned on the provision of regular services to customers, primarily fixed monthly maintenance fees and transaction processing fees. Additionally, sales revenue includes all associated revenue earned from managing various client corporate actions, such as capital raisings, demutualisations and takeovers, which occur periodically. Revenue derived from both sources of sales revenue includes variable margin income earned on administered funds, including Save As You Earn Schemes.

In relation to the recognition of any profits and losses on the corporate actions which span reporting periods, where they can be reliably measured, revenue and expenses arising from the project are recognised in the income statement by reference to the stage of completion of the project as at balance date.

Software licence sales and associated development, installation and maintenance fees are recognised in accordance with written customer agreements when the entity has the right to be compensated for services and it is probable that compensation will flow to the entity in the future.

Document processing revenues include revenue from the provision of paper and electronic document needs for issuers, investors and many corporations. This includes design, document composition and programming, through to various production and distribution methods. Revenue is recognised to match the period in which services are performed.

Plans and Analytics revenue is recognised to match the period in which services are performed.

Other revenue

Other revenue includes interest income on short-term deposits controlled by the consolidated entity, royalties and dividends received from other persons.

Insurance recoveries

The consolidated entity recognises amounts receivable under its insurance policies, net of any relevant excess amounts, upon indemnity being acknowledged by the insurers.

Significant items

Where items of income and expense are material because of their nature, size or incidence, their nature and amount is disclosed separately.

Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

Dividends

Provision is made for the amount of any dividend declared by the directors on or before the end of the financial year but not distributed at balance date.

Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Management basic earnings per share

Management basic earnings per share excludes certain items to permit a more appropriate and meaningful analysis of the Group's underlying performance on a comparative basis. The net profit used in the Management earnings per share calculation reflects the after tax adjustments for individually significant items (note 4).

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents includes cash on hand, deposits at call with financial institutions and other highly liquid investments with short periods to maturity (three months or less) which are readily convertible to known amounts of cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash and cash equivalents excludes Broker Client Deposits carried on the balance sheet that are recorded as other current financial assets.

Intangible Assets

Goodwill

On acquisition of a subsidiary, the difference between the purchase consideration plus directly attributable costs and the fair value of the Group's share of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition. Within 12 months of completing the acquisition, identifiable intangible assets will be valued by management and separately recognised on the balance sheet.

Purchased goodwill is not amortised. Instead, goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to an entity sold.

Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of these cash generating units represents the Group's internal management reporting structure.

Acquired intangible assets

Acquired intangible assets have a finite useful life and are carried at cost less accumulated amortisation. Amortisation is calculated using the straight line method to allocate the cost over their estimated useful lives.

Business combinations

The purchase method of accounting is used for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at acquisition date, unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. Where an entity or operation is acquired and the fair value of the identifiable net assets acquired exceeds the cost of acquisition, the difference is recognised as revenue directly in the income statement.

NOTES TO THE FINANCIAL STATEMENTS

Employee benefits

Provision has been made in the balance sheet for benefits accruing to employees in relation to annual leave, long service leave, workers compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting sick leave will never be paid.

Superannuation is included in the determination of provisions. Vested sick leave and annual leave are measured at the amounts expected to be paid when the liabilities are settled.

The long service leave provision is measured at the present value of estimated future cash flows, discounted by the interest rate applicable to Commonwealth Government securities maturing in the period the liability is expected to fall due. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Retirement benefits

Contributory superannuation and pension plans exist to provide benefits for the consolidated entity's employees and their dependants on retirement, disability or death. The plans are accumulation plans. The employee sponsors contribute to the plans at varying rates of contribution depending on the employee classification. The contributions made to the funds by Group entities are charged against profits.

Defined benefit superannuation and pension plans are operated in Germany and India only. Where material to the group, a liability or asset in respect of the these plans is recognised on the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost.

Executive share and performance right schemes

Certain employees are entitled to participate in share and performance rights schemes.

The market value of shares issued to employees for no cash consideration issued under the employee and executive share schemes is recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve.

The fair value of performance rights issued under the Computershare Deferred Long Term Incentive Plan are recognised as a personnel expense over the vesting period with a corresponding increase in share based payments reserve.

The fair value of performance rights granted is determined using a pricing model that takes into account factors that include the exercise price, the term of the performance right, the vesting and performance criteria, the share price at grant date and the expected price volatility of the underlying share. The fair value calculation excludes the impact of any non market vesting conditions. Non market vesting conditions are included in assumptions about the number of performance rights that are expected to become exercisable. At each balance date, the entity revises its estimate of the number of performance rights that are expected to become exercisable. The personnel expense recognised each period takes into account the most recent estimate.

Where shares are procured by the Group with cash to satisfy obligations for vested employee entitlements, under these plans, a reduction in the share capital is shown.

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested prior to 1 January 2005. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares issued under employee and executive share plans are held in trust until vesting date. Unvested shares held by the trust are consolidated into the group financial statements.

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of an acquisition are recognised as at the date of acquisition if, at or before the acquisition date, the acquiree had an existing liability for restructuring.

Non-Current assets (or disposal groups) held for sale

Non-Current assets and liabilities (or disposal groups) classified as held for sale are presented separately from other assets and liabilities in the balance sheet. They are stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. Non-Current assets are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Share capital

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders and is classified as equity. Costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Investments and other financial assets

The Group classifies its investments and other financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables and available for sale assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

i. Financial assets at fair value through profit or loss

This category has two sub categories: financial assets held for trading and those designated at fair value through profit or loss on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management.

ii. Loans and receivables

Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as Non-Current assets. Loans and receivables are included within receivables in the balance sheet.

iii. Available for sale assets

Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in Non-Current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Initial recognition and subsequent measurement

All financial assets are initially recognised at fair value plus transaction costs. Loans and receivables are subsequently carried at amortised cost using the effective interest method. Subsequently, available for sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Realised and unrealised gains and losses arising from changes in fair value of financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Unrealised gains and losses for changes in fair value of available for sale assets are recognised in equity in the available for sale asset reserve. When these assets are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted investments (classified as available for sale assets) are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes the fair value by using accepted valuation techniques.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.

Adjustments on adoption of AASB 132 and AASB 139 on 1 July 2005

The main adjustment on transition is to use fair value as the measurement basis. The exceptions are loans and receivables which are measured at amortised cost. Fair value is inclusive of transaction costs. Changes in fair value were either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts were taken to opening retained earnings or reserves.

Borrowings

Borrowings are initially recognised at fair value. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds and the redemption amount is recognised in the income statement over the period of the borrowing using the effective interest method. Borrowings are classified as current liabilities unless the Group has a legal right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative Instruments

The Group uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain financial instruments, including derivatives, as either; (1) hedges of net investments of a foreign operation; (2) hedges of firm commitments (cash flow hedges); or (3) fair value hedges.

Hedging

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

i. Hedge of net investment

Changes in the fair value of foreign currency debt balances that are designated and qualify as hedging instruments are recorded in equity in the foreign currency translation reserve. The change in value of the net investment is recorded in the foreign currency translation reserve in accordance with AASB 121 requirements. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

ii. Cash flow hedge

The Group uses interest rate derivatives to manage interest rate exposure. These derivatives are entered into as part of a hedging relationship.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the future cash flows that are hedged take place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement.

iii. Fair value hedge

The Group uses interest rate derivatives to manage the fixed interest exposure that arises as a result of notes issued as part of the US Senior Notes. Changes in the fair value of these derivatives are recorded in the income statement, together with any changes in the fair value of the hedged liabilities that are attributable to the hedged risk.

iv. Derivatives that do not qualify for hedge accounting

Certain forward exchange contracts and foreign currency options do not qualify for hedge accounting as the hedged item under previous AGAAP rules is no longer recognised. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Adjustments on adoption of AASB 132 and AASB 139 on 1 July 2005

The main adjustment on transition is that derivatives are measured on a fair value basis and recognised on balance sheet. Changes in fair value are either taken to the income statement or an equity reserve. At the date of transition changes to carrying amounts of derivatives were taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair market value of financial instruments traded in active markets (such as available for sale securities) is on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Valuation techniques, such as estimated discounted cash flows, are used to determine the fair value of the remaining financial instruments.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group's assessment of the impact of these new standards and interpretations is below.

AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the Group's financial instruments.

AASB-I 10 Interim Financial Reporting and Impairment

AASB-I 10 applies to annual reporting periods beginning on or after 1 November 2006. It prohibits impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply AASB-I 10 from 1 July 2007. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments or financial assets carried at cost in an interim reporting period. Application of the interpretation will therefore have no impact on the Group's financial statements.

Revised AASB 101 Presentation of Financial Statements

A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after 1 January 2007. The Group has not adopted the standard early. Application of the revised standard will only have disclosure impact on the Group's financial statements.

AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8

AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a "management approach" to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet decided when to adopt AASB 8. Application of AASB 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognised in the financial statements.

AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7 Amendments to Australian Accounting Standards

AASB 2007-4 and AASB 2007-7 are applicable to annual reporting periods beginning on or after 1 July 2007. The amendments introduce a number of options that existed under IFRS but had not been included in the original Australian equivalents to IFRS and remove many of the additional Australian disclosure requirements. The Group will adopt the amendments arising from AASB 2007-4 and AASB 2007-7 for the financial year ending 30 June 2008. However, it does not intend to apply any of the new options now available.

NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
2. REVENUE AND EXPENSES FROM CONTINUING OPERATIONS				
(a) Revenues				
Sales revenue				
Rendering of services	**1,404,197**	1,198,310	**-**	-
Other revenue				
Dividends received from:				
> other persons	**92**	35	**9**	1
> subsidiaries	**-**	-	**49,042**	41,127
Interest received from:				
> other persons	**8,400**	7,675	**1,188**	386
> subsidiaries	**-**	-	**1,847**	875
Other fees received from subsidiaries	**-**	-	**73,963**	29,788
Total other revenue	**8,492**	7,710	**126,049**	72,177
Total revenue from continuing operations (excluding share of net profits of associates and joint ventures accounted for using the equity method)	**1,412,689**	1,206,020	**126,049**	72,177
(b) Expenses				
Depreciation and amortisation				
Depreciation of property, plant and equipment	**22,803**	24,690	**479**	324
Amortisation of:				
> Leased assets	**203**	334	**-**	-
> Leasehold improvements	**3,155**	2,486	**-**	-
> Intangible assets	**5,811**	1,774	**-**	-
> Other	**50**	164	**-**	18
Total depreciation and amortisation	**32,022**	29,438	**479**	342
Finance costs				
Interest paid:				
> to other persons	**30,800**	27,453	**-**	14
> to subsidiaries	**-**	-	**2,983**	226
Loan facility fees	**294**	191	**-**	-
Total finance costs	**31,094**	27,644	**2,983**	240
Other operating expense items				
Operating lease rentals	**39,512**	39,441	**6**	246
Technology spending - research and development	**43,298**	40,487	**-**	-
Employee entitlements expense	**540,671**	506,444	**9,948**	11,253
Net charge to provision for doubtful trade debts	**1,513**	452	**-**	-

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
3. OTHER INCOME				
Net foreign exchange gains (losses)	**204**	1,606	**1,437**	1,361
Net gain on disposal of available for sale investments	**12,501**	8,461	**-**	-
Net gain on disposal of property, plant & equipment	**66**	1,994	**-**	-
Other income	**2,539**	4,841	**10**	583
Total other income	**15,310**	16,902	**1,447**	1,944

4. INDIVIDUALLY SIGNIFICANT ITEMS

Included in the consolidated income statement are the following significant items:

For the year ended 30 June 2007:		**$000**
Profit on sale of subsidiaries (net of tax)		
- Analytics	**7,658**	
- Other	**228**	**7,886**
Canadian operations restructure (net of tax)		**(1,254)**
Restructuring provisions related to business combinations (net of tax)		
North America		
- Equiserve restructuring provisions adjustment	**6,607**	
- Property restructure	**(1,275)**	**5,332**
Tax losses recognised		**6,819**
Marked to market adjustments – derivatives (net of tax)		**(179)**
Intangible asset amortisation (net of tax)		**(4,246)**
Total individually significant items		**14,358**
For the year ended 30 June 2006:		
UK property sale adjustment (net of tax)		(947)
Profit on sale of Markets Technology (net of tax)		7,371
UK redundancies (net of tax)		(3,890)
Restructuring provisions related to business combinations (net of tax)		
North America		
- Chicago operations redundancies	(805)	
- Toronto call centre closure	(872)	
- New York sub-lease loss	(1,032)	
- Equiserve restructuring provision adjustment	2,864	
Germany	(1,223)	(1,068)
Tax losses recognised		1,126
Marked to market adjustments – derivatives (net of tax)		(1,004)
Intangible asset amortisation (net of tax)		(708)
Total individually significant items		880

NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
5. INCOME TAX				
a) Income tax expense				
Current tax expense	**74,101**	24,797	**20,625**	5,463
Deferred tax expense	**8,597**	17,411	**(101)**	1,522
Under (over) provided in prior years	**917**	(1,232)	**(125)**	-
Total income tax expense	**83,615**	40,976	**20,399**	6,985
Deferred income tax (revenue) expense included in income tax expense comprises:				
Decrease (increase) in deferred tax assets (note 17)	**7,937**	3,967	**(533)**	1,384
(Decrease) increase in deferred tax liabilities (note 22)	**660**	13,443	**432**	138
	8,597	17,410	**(101)**	1,522
b) Numerical reconciliation of income tax expense to prima facie tax payable				
Profit before income tax expense	**323,492**	181,127	**113,740**	62,766
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Prima facie income tax expense thereon at 30%	**97,048**	54,338	**34,122**	18,830
Tax effect of permanent differences:				
Research and development allowance	**(1,219)**	(974)	**-**	-
Non-deductible provisions	**-**	-	**203**	7
Tax losses utilised not brought to account	**(6,993)**	(1,393)	**-**	-
Share based payments	**1,808**	1,229	**1,133**	639
Finance costs	**(3,453)**	(4,951)	**-**	-
Rebatable/non-assessable dividend	**-**	-	**(14,713)**	(12,338)
Other deductible items	**(9,357)**	(6,881)	**-**	(344)
Non assessable accounting profit on the sale disposal of assets	**(2,573)**	(1,141)	**46**	67
Other	**948**	(1,286)	**(267)**	124
Differential in overseas tax rates	**6,865**	3,304	**-**	-
Prior year tax (over)/under provided	**917**	(1,232)	**(125)**	-
Restatement of deferred tax balances due to income tax rate changes	**(376)**	(37)	**-**	-
Income tax expense (benefit)	**83,615**	40,976	**20,399**	6,985
c) Amounts recognised directly in equity				
Net deferred tax – debited/(credited) directly to equity (note 17 and note 22)	**1,135**	5,549	**32**	107

d) Unrecognised tax losses

As at 30 June 2007 companies within the consolidated entity had estimated unconfirmed gross tax losses (including capital losses) of $44,229,974 (2006: $70,651,933) available to offset against future years' taxable income. The benefit of these losses has not been brought to account as realisation is not probable. The parent company had estimated unconfirmed gross income tax losses (including capital losses) of $nil (2006: $6,524,020).

e) Tax consolidation legislation

Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing deed, which includes tax funding arrangements. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian subsidiaries in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing deed are recognised separately as tax related intercompany payables or receivables. The parent entity and the other relevant entities continue to account for their own deferred tax amounts.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
6. RETAINED PROFITS AND DIVIDENDS				
Retained profits				
Retained profits at the beginning of the financial year	**251,125**	168,265	**39,434**	37,090
Adjustment on adoption of AASB 139 & 132	**-**	(75)	**-**	-
Ordinary dividends provided for or paid	**(70,252)**	(53,437)	**(70,252)**	(53,437)
Net profit/(loss) attributable to members of Computershare Limited	**233,785**	136,372	**93,341**	55,781
Retained profits at the end of the financial year	**414,658**	251,125	**62,523**	39,434
Dividends				
Ordinary				
Dividends paid during the financial year in respect of the previous year, AU 7 cents per share (2006 – AU 6 cents) unfranked	**32,787**	26,670	**32,787**	26,670
Dividends paid in respect of the current financial year June 2007, AU 8 cents per share, unfranked (June 2006, AU 7 cents per share unfranked)	**37,465**	26,767	**37,465**	26,767
The directors have determined that a final dividend of AU 9 cents per share unfranked in respect of the year ended 30 June 2007 is to be paid on 21 September 2007. As the dividend was not declared until 15 August 2007 a provision has not been recognised as at 30 June 2007.				
Dividend franking account				
Franking credits available for subsequent financial years based on a tax rate of 30%	**12,017**	202	**12,017**	202

The above amounts represent the balance of the franking account on a tax paid basis.

NOTES TO THE FINANCIAL STATEMENTS

7. EARNINGS PER SHARE

	Calculation of Basic EPS $000	Calculation of Diluted EPS $000	Calculation of Management Basic EPS $000	Calculation of Management Diluted EPS $000
Year end 30 June 2007				
Earnings per share (cents per share)	**39.08 cents**	**39.00 cents**	**36.68 cents**	**36.61 cents**
Net profit	**239,877**	**239,877**	**239,877**	**239,877**
Minority interest (profit)/loss	**(6,092)**	**(6,092)**	**(6,092)**	**(6,092)**
Exclusion of significant items (note 4)	**-**	**-**	**(14,358)**	**(14,358)**
Net profit	**233,785**	**233,785**	**219,427**	**219,427**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	**598,195,249**		**598,195,249**	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		**599,438,179**		**599,438,179**
Year end 30 June 2006				
Earnings per share (cents per share)	22.88 cents	22.85 cents	22.74 cents	22.71 cents
Net profit	140,151	140,151	140,151	140,151
Minority interest (profit)/loss	(3,779)	(3,779)	(3,779)	(3,779)
Exclusion of significant items (note 4)	-	-	(880)	(880)
Net profit	136,372	136,372	135,492	135,492
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	595,946,325		595,946,325	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		596,687,655		596,687,655

Reconciliation of weighted average number of shares used as the denominator:

	Consolidated 2007 Number	Consolidated 2006 Number
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**598,195,249**	595,946,325
Adjustments for calculation of diluted earnings per share:		
Options (refer note 28 for options on issue)	**-**	342,426
Equity related contingent consideration	**3,204**	398,904
Performance rights [1]	**1,239,726**	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**599,438,179**	596,687,655

[1] Performance rights issued during 2006 were considered to be dilutive as at 30 June 2007. They were included as dilutive from 1 January 2007. Performance rights issued during 2007 were not dilutive as at 30 June 2007 and were therefore not included in the calculation of diluted EPS.

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
8. RECEIVABLES				
Current				
Trade receivables	**167,528**	138,513	-	-
Trade receivables – intercompany	-	-	**29,571**	33,701
Total trade receivables	**167,528**	138,513	**29,571**	33,701
Less: Provision for doubtful debts	**(5,992)**	(4,479)	-	-
Trade receivables, net	**161,536**	134,034	**29,571**	33,701
Accrued revenue	**39,828**	49,861	-	-
Other non-trade amounts	**14,541**	13,697	**89**	436
Interest receivable	**9,809**	8,251	-	-
	225,714	205,843	**29,660**	34,137
Non-Current				
Non-trade amounts owing – intercompany	-	-	**65,694**	101,106
Foreign tax credits	**6,430**	4,166	**4,207**	3,656
Other	**2,442**	1,412	-	18
	8,872	5,578	**69,901**	104,780

Bad and doubtful trade receivables

The Group has recognised a loss of $2,956,128 (2006: $1,336,706) in respect of bad and doubtful trade receivables during the year ended 30 June 2007. The loss has been included in the direct and technology services expense lines in the income statement.

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
9. AVAILABLE FOR SALE FINANCIAL ASSETS AT FAIR VALUE				
Current				
Listed equity securities	**1,294**	720	-	-
Non-Current				
Listed equity securities	**4,618**	1,728	**2,511**	300
Unlisted equity securities	**568**	536	-	-
	5,186	2,264	**2,511**	300

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
10. OTHER FINANCIAL ASSETS				
Current				
Broker client deposits (a) (note 20)	**25,768**	20,643	-	-
Other	-	450	-	-
	25,768	21,093	-	-

(a) An overseas entity is a licensed deposit taker. As at year end this subsidiary has accepted deposits in its own name, and recorded these funds as other financial assets together with a corresponding liability. The deposits are insured through a local regulatory authority.

NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
11. INVENTORIES				
Raw materials and stores, at cost	**4,331**	4,417	**-**	-
Work in progress, at cost	**4,205**	2,693	**-**	-
	8,536	7,110	**-**	-
12. OTHER CURRENT ASSETS				
Current				
Prepayments	**17,183**	13,501	**233**	62
Other	**3,235**	3,844	**-**	-
	20,418	17,345	**233**	62
13. ASSETS OF DISPOSAL GROUP HELD FOR SALE				
Current				
Investment in subsidiaries	**-**	-	**-**	609
Goodwill	**-**	10,194	**-**	-
Property, plant and equipment	**-**	94	**-**	-
Other	**-**	1,403	**-**	-
	-	11,691	**-**	609

On 26 May 2006 Computershare announced a global strategic alliance with Thomson Financial (Thomson). To facilitate the alliance, certain assets of the Analytics business were sold to Thomson effective 1 July 2006. All property plant and equipment was reclassified as held for sale assets at written down value as at 30 June 2006.

	Consolidated		Parent entity	
14. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD				
Non-Current				
Shares in associates (note 40)	**15,197**	8,371	**-**	-
Interest in joint venture partnerships (note 41)	**904**	529	**904**	529
	16,101	8,900	**904**	529
15. UNLISTED INVESTMENTS AT COST				
Non-Current				
Unlisted shares in subsidiaries	**-**	-	**630,981**	427,177
Share based payments to subsidiaries	**-**	-	**23,093**	14,558
	-	-	**654,074**	441,735

16. PROPERTY, PLANT AND EQUIPMENT

Consolidated	Land at cost $000	Building, freehold at cost $000	Buildings, leasehold at cost $000	Plant & Equipment $000	Fixtures & Fittings $000	Motor Vehicles $000	Leased plant and equipment $000	Leasehold improvements at cost $000	Total $000
At 1 July 2005									
Cost	292	1,060	5,532	119,581	19,471	528	10,891	18,924	176,279
Accumulated depreciation	-	-	(1,992)	(82,870)	(10,630)	(224)	(3,175)	(1,516)	(100,407)
Net book amount	292	1,060	3,540	36,711	8,841	304	7,716	17,408	75,872
Opening net book amount	292	1,060	3,540	36,711	8,841	304	7,716	17,408	75,872
Acquisition through subsidiaries and businesses acquired	-	-	(94)	1,983	231	73	-	-	2,193
Additions	128	-	273	10,639	2,948	112	216	10,218	24,534
Disposals	(63)	(286)	-	(4,084)	(243)	(64)	-	(54)	(4,794)
Reclassification to held for sale	-	-	-	(80)	-	-	-	(15)	(95)
Depreciation charge	-	-	(610)	(19,436)	(3,442)	(108)	(359)	(3,240)	(27,195)
Currency translation differences	8	64	7	483	951	4	75	241	1,833
Transfers other	-	-	-	12,947	1,773	-	(7,250)	(5,497)	1,973
Closing net book amount	365	838	3,116	39,163	11,059	321	398	19,061	74,321
Cost	365	838	6,242	163,113	37,703	793	3,611	29,765	242,430
Accumulated depreciation	-	-	(3,126)	(123,950)	(26,644)	(472)	(3,213)	(10,704)	(168,109)
At 30 June 2006	365	838	3,116	39,163	11,059	321	398	19,061	74,321
At 1 July 2006									
Opening net book amount	365	838	3,116	39,163	11,059	321	398	19,061	74,321
Acquisition through subsidiaries and businesses acquired	-	-	120	525	33	23	-	28	729
Additions	-	-	96	19,086	1,210	106	-	5,011	25,509
Disposals	-	-	-	(593)	(47)	(10)	-	(56)	(706)
Depreciation charge	-	-	(650)	(18,211)	(3,282)	(137)	(248)	(3,326)	(25,854)
Currency translation differences	22	57	270	3,329	830	25	20	516	5,069
Transfers Other	(205)	562	(550)	(313)	358	(6)	502	96	444
Closing net book amount	**182**	**1,457**	**2,402**	**42,986**	**10,161**	**322**	**672**	**21,330**	**79,512**
Cost	182	1,457	6,304	191,850	41,497	1,029	9,334	36,167	287,820
Accumulated depreciation	-	-	(3,902)	(148,864)	(31,336)	(707)	(8,662)	(14,837)	(208,308)
At 30 June 2007	**182**	**1,457**	**2,402**	**42,986**	**10,161**	**322**	**672**	**21,330**	**79,512**

NOTES TO THE FINANCIAL STATEMENTS

Parent entity	Building, freehold and leasehold at cost $000	Plant & Equipment $000	Fixtures & Fittings $000	Motor Vehicles $000	Total $000
At 1 July 2005					
Cost	146	809	303	57	1,315
Accumulated depreciation	(2)	(586)	(197)	(42)	(827)
Net book amount	144	223	106	15	488
Opening net book amount	144	223	106	15	488
Additions	-	1,122	-	-	1,122
Disposals	(27)	(5)	(72)	-	(104)
Depreciation charge	(4)	(286)	(30)	(4)	(324)
Currency translation differences	(2)	(5)	(3)	-	(10)
Closing net book amount	111	1,049	1	11	1,172
Cost	115	1,578	2	55	1,750
Accumulated depreciation	(4)	(529)	(1)	(44)	(578)
At 30 June 2006	111	1,049	1	11	1,172
At 1 July 2006					
Opening net book amount	111	1,049	1	11	1,172
Additions	-	-	4	-	4
Depreciation charge	(3)	(473)		(3)	(479)
Currency translation differences	15	114	-	2	131
Closing net book amount	**123**	**690**	**5**	**10**	**828**
Cost	131	1,807	6	63	2,007
Accumulated depreciation	(8)	(1,117)	(1)	(53)	(1,179)
At 30 June 2007	**123**	**690**	**5**	**10**	**828**

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
17. TAX ASSETS				
Current tax assets				
Refunds receivable	**360**	1,478	-	-
Deferred tax assets				
Attributable to carry forward tax losses	**17,004**	15,913	-	-
Attributable to temporary differences	**39,752**	44,164	**978**	789
	56,756	60,077	**978**	789
The deferred tax assets attributable to temporary differences predominantly relate to restructuring provisions.				
Movements:				
Opening balance at 1 July	**60,077**	57,834	**789**	2,343
Currency translation difference	**3,713**	91	**120**	(55)
Change on adoption of AASB 139 & 132	-	(40)	-	-
Credited/(charged) to the income statement (note 5)	**(7,937)**	(3,967)	**533**	(1,384)
Credited/(charged) to equity	**903**	6,033	**(32)**	107
Set off of deferred tax liabilities	-	-	**(432)**	(222)
Acquisition of subsidiary	-	126	-	-
Closing balance at 30 June	**56,756**	60,077	**978**	789

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
18. DERIVATIVE FINANCIAL INSTRUMENTS				
Net fair value of derivative instruments				
Derivative assets				
Current	-	394	-	-
Non-Current	**1,719**	1,362	-	-
	1,719	1,756	-	-
Derivative assets – Current and Non-Current				
The fair values of derivative financial instruments at 30 June 2007 designated as cash flow hedges are:				
Interest rate derivatives	**1,719**	1,725	-	-
The fair values of derivative financial instruments at 30 June 2007 for which hedge accounting has not been applied are:				
Foreign currency contracts	-	31	-	-
Total derivative assets	**1,719**	1,756	-	-
Derivative liabilities				
Current	**1,364**	1,185	-	-
Non-Current	**25,317**	28,800	-	-
	26,681	29,985	-	-

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Derivative liabilities – Current and Non-Current				
Fair value of derivative financial instrument designated as cash flow hedges are:				
Interest rate derivatives	**9,043**	7,855	-	-
Fair values of derivative financial instruments designated as fair value hedges are:				
Interest rate derivatives	**16,499**	20,945	-	-
Fair values of derivative financial instruments for which hedge accounting has not been applied are:				
Foreign currency contracts	**103**	-	-	-
Interest rate derivatives	**1,036**	1,185	-	-
Total derivative liabilities	**26,681**	29,985	-	-

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity is primarily exposed to the risk of adverse movements in the US dollar relative to certain foreign currencies, including the Australian dollar, Canadian dollar, and Great British pound, and to movements in interest rates. The purposes for which specific derivative instruments are used as follows:

Cash flow hedges

Computershare earns service fee income for administering funds as part of the service. Total funds, which at year end approximated $6.7 billion (2006: $5.1 billion), are deposited in agency bank accounts. Given the nature of the accounts, neither the funds nor an offsetting liability are included in the Group's financial statements.

The consolidated entity uses interest rate derivatives to manage the floating interest rate exposure that arises as a result of maintaining paying agent and escrow agent accounts on behalf of customers and to enhance returns on funds. The United Kingdom operations also use interest rate swaps and options to manage the interest rate exposure on certain Save As You Earn Schemes ("SAYE").

The group has entered into cash flow hedge interest rate derivatives on notional amounts of $604 million (maturing within one year) and $688 million (maturing no later than five years but more than one) swapping a weighted average fixed rate of 5.45% to a weighted average floating rate of 5.58%.

Other interest rate derivatives with cash flow hedge treatment at 30 June 2007 have a notional value of $1,043 million. Computershare have the option to receive fixed rates should the floating rate fall below specific levels. At balance date, the weighted average floating interest rate of 4.95% was above these levels.

The gain or loss from remeasuring the hedging instruments at fair value is deferred in equity in the cash flow hedge reserve (note 27), to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest income is recognised. The ineffective portion is recognised in the income statement immediately. In the year ended 30 June 2007 a loss of $254,962 (2006: $430,117) was transferred to the income statement.

Fair value hedge

The consolidated entity uses interest rate derivatives to manage the fixed interest exposure that arises as a result of notes issued as part of the USD Senior Notes.

On 22 March 2005 Computershare US General Partnership, a controlled entity of Computershare Limited, issued 52 notes in the US as part of the capital raising for the purchase of EquiServe Inc. These notes are six, seven, ten and twelve years in length and were issued at fair value, with no premium or discount. Floating interest is paid on the six year note on a quarterly basis. Fixed interest is paid on the seven, ten and twelve year notes on a semi-annual basis. Computershare uses interest rate swaps to manage the Group's exposure to fixed interest rates associated with these notes.

Refer to the net debt reconciliation in note 21 for further disclosure on these interest rate derivatives.

The gain or loss from remeasuring the hedging instruments at fair value is recognised immediately in the income statement along with the change in fair value of the underlying hedged item.

Hedge of net investment

The consolidated entity raises non-US dollar denominated debt that is designated as a hedge of the net investment in foreign operations, in which case the exchange gain or loss is transferred to the foreign currency translation reserve.

19. INTANGIBLE ASSETS

Consolidated	Goodwill $000	Customer contracts and relationships $000	Other $000	Total $000
At 1 July 2005				
Cost	1,022,023	5,153	8,196	1,035,372
Accumulated amortisation	-	(1,020)	(2,487)	(3,507)
Net book amount	1,022,023	4,133	5,709	1,031,865
Year ended 30 June 2006				
Opening net book amount	1,022,023	4,133	5,709	1,031,865
Additions	-	386	1,384	1,770
Acquisitions of subsidiaries	84,395	-	-	84,395
Reclassification to held for sale	(10,194)	-	-	(10,194)
Other reclassification	-	-	(626)	(626)
Disposals	-	-	(235)	(235)
Amortisation charge*	-	(1,049)	(859)	(1,908)
Currency translation difference	6,091	162	(10)	6,243
Closing net book amount	1,102,315	3,632	5,363	1,111,310
At 30 June 2006				
Cost	1,102,315	5,712	8,618	1,116,645
Accumulated amortisation	-	(2,080)	(3,255)	(5,335)
Net book amount	1,102,315	3,632	5,363	1,111,310
Year ended 30 June 2007				
Opening net book amount	1,102,315	3,632	5,363	1,111,310
Additions	17,946	8,122	11	26,079
Acquisitions of subsidiaries	34,716	-	-	34,716
Other reclassification	(30,500)	14,756	10,929	(4,815)
Amortisation charge*	-	(3,781)	(2,080)	(5,861)
Currency translation difference	33,921	2,336	(341)	35,916
Closing net book amount	**1,158,398**	**25,065**	**13,882**	**1,197,345**
At 30 June 2007				
Cost	1,158,398	31,130	18,504	1,208,032
Accumulated amortisation	-	(6,065)	(4,622)	(10,687)
Net book amount	**1,158,398**	**25,065**	**13,882**	**1,197,345**

* The amortisation charge is included within direct services expense in the income statement.

The parent entity has no intangible assets.

No impairment losses have been recognised during the current period (2006: Nil).

Where acquisitions have been made during the period, the company has 12 months from acquisition date in which to finalise the necessary accounting, including the calculation of goodwill. Until the expiry of the 12 month period provisional amounts have been included in the consolidated results.

In accordance with accounting policy the acquisition accounting for IML Limited, SLS Group, National Bank Trust, Sun Trust Bank Inc, Lord Securities and Financial BPO business combinations has been finalised. This has resulted in the recognition of intangible assets separately from goodwill of US $26.6 million.

Acquisition accounting requires that management makes estimates around the valuation of certain non monetary assets and liabilities within the acquired entities. The estimates have particular impact in terms of the valuation of provisions, tax related balances and the recognition of contingent liabilities. To the extent that these items are subject to determination during the initial 12 months after acquisition the variation to estimated value will be adjusted through goodwill. To the extent that determination occurs after 12 months any variation will impact the income statement in the relevant period.

NOTES TO THE FINANCIAL STATEMENTS

Impairment tests for goodwill

Goodwill is allocated to the Group's cash generating units (CGUs) as follows:

CGU	2007 $000	2006 $000
Asia Pacific	**169,452**	119,663
EMEA	**112,881**	112,413
North America	**876,065**	870,239
	1,158,398	1,102,316

The recoverable amount of goodwill is determined based on a value in use calculation for each CGU to which goodwill has been allocated. The value in use calculation uses the discounted cash flow methodology for each CGU, based upon five years of pre tax cash flows, plus a terminal value.

(a) Key assumptions used for value in use calculations

The following describes each key assumption on which management has based its value in use calculations for each CGU.

a) Five year pre tax cash flow projections, based upon management approved budgets covering a one year period, with the subsequent periods based upon management expectations of growth excluding the impact of possible future acquisitions, business improvement capital expenditure and restructuring.

b) Earnings growth rates applied beyond the initial five year period are as follows for each CGU in 2006 and 2007; Asia Pacific 1%, EMEA 1% and North America 2%.

c) The discount factor used was 15.7% in 2007 and 14.7% in 2006.

(b) Impact of possible changes in key assumptions

Management has considered changes in key assumptions that they believe to be reasonably possible. In all instances considered, the recoverable amount of the CGU's goodwill exceeded its carrying amount.

	Consolidated		Parent entity	
	2007 $000	2006 $000	**2007 $000**	2006 $000
20. PAYABLES				
Current				
Trade payables – unsecured	**21,851**	16,204	-	-
Trade payables – intercompany	-	-	**9,468**	22,348
Trade payables – intercompany – tax related	-	-	-	6,679
GST/VAT payable	**14,570**	14,904	-	-
Employee entitlements (note 28)	**12,406**	10,075	**242**	243
Broker client deposits (note 10)	**25,768**	20,643	-	-
Other creditors and accruals	**165,057**	137,818	**1,259**	3,147
Other payables	**20,758**	9,656	**4,411**	2,551
	260,410	209,300	**15,380**	34,968
Non-Current				
Loans from subsidiaries – unsecured	-	-	**144,316**	40,978
Other payables	**5,476**	5,813	-	-
	5,476	5,813	**144,316**	40,978

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
21. INTEREST BEARING LIABILITIES				
Current				
Bank loans	**35**	40	-	-
Lease Liability - secured (b)	**1,116**	2,577	-	-
	1,151	2,617	-	-
Non-Current				
Revolving multi-currency facility (a)	**129,565**	174,062	-	-
USD Senior Notes (c)	**302,012**	297,582	-	-
Loans from subsidiaries - unsecured	-	-	**66,256**	14,706
Lease liability - secured (b)	**2,371**	2,259	-	-
	433,948	473,903	**66,256**	14,706

(a) The consolidated entity maintains two revolving multi-currency facilities. The first revolving multi-currency facility is for AUD 100,000,000. This facility was drawn to United States dollar equivalent of $76,656,733 at 30 June 2007. This facility terminates on 22 July 2008. The second revolving multi-currency facility is AUD 300,000,000 and terminates on 24 July 2008. This facility was drawn to United States dollar equivalent of $52,908,745 at 30 June 2007. These facilities are subject to negative pledge agreements that impose certain covenants upon the consolidated entity.

(b) The lease liability is secured directly against the assets to which the leases relate.

(c) The following table provides a reconciliation of the USD Senior Notes:

	Consolidated	
	2007	2006
	$000	$000
Net debt reconciliation		
USD Senior Notes at cost	**318,500**	318,500
Fair value movement of USD Senior Notes*	**(16,488)**	(20,918)
Total net debt	**302,012**	297,582
Interest rate derivative (note 18)	**16,499**	20,945
Total	**318,511**	318,527

* USD Senior Notes are designated as the hedged item in a fair value hedge, refer note 18.

The reduction in the USD Senior Notes liability reflects the valuation change due to increased market interest rates at balance date for the term until maturity. This reduction is offset by the increased liability representing the fair value of interest rate derivatives used to effectively convert the USD fixed interest rate Notes to floating interest rates. The conversion to floating interest rate using derivatives provides a hedge against the Group's USD margin income exposure to floating interest rates.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
22. TAX LIABILITIES				
Current tax liabilities				
Provision for income tax	**21,307**	10,242	**11,437**	104
Deferred tax liabilities				
Provision for deferred income tax on temporary differences	**17,921**	16,649	-	-
The balance of the deferred tax liability predominantly relates to the deductibility of certain amounts for tax purposes, including deductible goodwill amortisation, the benefit of which may reverse on ultimate disposal of the business to which they relate.				
Movements:				
Opening balance at 1 July	**16,649**	3,239	-	88
Currency translation difference	**844**	1,304	-	(4)
Change on adoption of AASB 139 & 132	-	(2,038)	-	-
Charged/(credited) to the income statement (note 5)	**660**	13,443	**432**	138
Charged/(credited) to equity	**(232)**	484	-	-
Set off of deferred tax assets	-	-	**(432)**	(222)
Acquisition of subsidiary	-	217	-	-
Closing balance at 30 June	**17,921**	16,649	-	-

NOTES TO THE FINANCIAL STATEMENTS

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
23. PROVISIONS				
Current				
Loss on early termination of lease	**190**	283	-	-
Future services	**1,588**	2,031	-	-
Restructuring	**10,862**	9,031	-	-
Provisions arising from continuing operations	**10,776**	2,923	-	-
Other	**11,260**	5,993	-	-
	34,676	20,261	-	-

MOVEMENT IN PROVISIONS

Movements in each class of current provision during the financial year, other than employee entitlements, are set out below.

	Loss on early termination of lease	Future Services	Restructuring	Provisions arising from continuing operations	Other	Total
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
CONSOLIDATED – 2007						
Carrying amount at start of year	283	2,031	9,031	2,923	5,993	20,261
Additional provisions recognised through profit and loss	190	3,266	8,200	8,127	14,300	34,083
Payments/other sacrifices of economic benefits	(283)	(3,779)	(9,624)	(274)	(1,129)	(15,089)
Other transfers	-	(52)	7,602	-	(2,512)	5,038
Reversals	-	(54)	(4,401)	-	(5,811)	(10,266)
Exchange rate impacts on opening balance	-	176	54	-	419	649
Carrying amount at end of year	**190**	**1,588**	**10,862**	**10,776**	**11,260**	**34,676**

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Non-Current				
Employee entitlements (note 28)	**12,981**	12,212	**414**	153
Future services	-	631	-	-
Restructuring	**41,279**	51,901	-	-
	54,260	64,744	**414**	153

MOVEMENT IN PROVISIONS

Movements in each class of Non-Current provision during the financial year, other than employee entitlements, are set out below.

	Future Services	Restructuring	Total
	$000	**$000**	**$000**
CONSOLIDATED – 2007			
Carrying amount at start of year	631	51,901	52,532
Additional provisions recognised	-	3,547	3,547
Payments/other sacrifices of economic benefits	(670)	(221)	(891)
Other transfers and reversals	-	(13,948)	(13,948)
Exchange rate impacts on opening balance	39	-	39
Carrying amount at end of year	-	**41,279**	**41,279**

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
24. DEFERRED CONSIDERATION				
Current				
Deferred settlement on acquisition of entities	**19,643**	22,015	-	-
Non-Current				
Deferred settlement on acquisition of entities	**19,501**	39,797	-	-
25. OTHER LIABILITIES				
Non-Current				
Lease inducements (a)	**7,567**	7,599	-	-

(a) Lease inducements represent cash payments received as an allowance for leasehold improvements made to the premises. This receipt is being accounted for as a reduction in the rental expenses over the term of the lease.

			Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
26. CONTRIBUTED EQUITY						
Ordinary shares			**344,541**	418,419	**344,541**	418,419
Movements in ordinary shares for the last two years						
Opening balance: 599,216,559 ordinary shares (1 July 2005: 594,888,809)			**418,419**	414,346	**418,419**	414,346
Date	**Number of shares**	**Price per share**				
As a result of the exercise of employee options:						
September 2005	28,000	$1.88	-	53	-	53
September 2005	301,500	$2.07	-	624	-	624
September 2005	718,000	$4.44	-	3,191	-	3,191
December 2005	10,000	$1.88	-	19	-	19
December 2005	248,000	$2.07	-	513	-	513
December 2005	1,024,250	$4.44	-	4,561	-	4,561
March 2006	4,000	$1.88	-	7	-	7
March 2006	11,500	$2.07	-	24	-	24
March 2006	1,359,500	$4.44	-	6,041	-	6,041
March 2006	3,000	$4.59	-	13	-	13
March 2006	14,000	$5.00	-	70	-	70
April 2006	6,000	$2.07	-	13	-	13
April 2006	328,600	$5.49	-	1,804	-	1,804
May 2006	23,000	$4.44	-	102	-	102
May 2006	138,400	$5.49	-	760	-	760
June 2006	46,000	$2.07	-	95	-	95
June 2006	35,000	$4.44	-	155	-	155
June 2006	27,000	$4.59	-	124	-	124
July 2006	38,000	$2.16	**82**	-	**82**	-
August 2006	10,000	$1.97	**20**	-	**20**	-
August 2006	65,000	$2.16	**140**		**140**	
September 2006	100,000	$1.99	**200**	-	**200**	-
September 2006	10,000	$2.16	**22**		**22**	
October 2006	25,000	$2.16	**54**	-	**54**	-
December 2006	28,000	$1.97	**55**		**55**	
December 2006	171,500	$2.16	**371**	-	**371**	-

NOTES TO THE FINANCIAL STATEMENTS

Date	Number of shares	Price per share	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
Shares transferred to executive share plan trust:						
June 2006	118,129	$4.06	-	(480)	-	(480)
Purchases under the employee share plan:						
December 2005	-	$0.00	-	(5,742)	-	(5,742)
January 2006	-	$0.00	-	(1,895)	-	(1,895)
September 2006	-	$0.00	**(45)**	-	**(45)**	-
April 2007	-	$0.00	**(516)**	-	**(516)**	-
Issued as part of the consideration paid for acquisitions:						
December 2006	990,000	$4.81	**4,757**	-	**4,757**	-
Purchased as part of consideration on acquisition:						
April 2005	404,268	$4.06	-	(1,644)	-	(1,644)
January 2006	1,076,595	$5.00	-	(5,388)	-	(5,388)
March 2007	386,500	$2.58	**(996)**	-	**(996)**	-
Forfeited contingent shares issued in respect to prior period acquisitions :						
November 2005	-	$2.51	-	(3)	-	(3)
December 2005	-	$2.38	-	(3)	-	(3)
February 2006	-	$2.38	-	158	-	158
March 2006	-	$2.47	-	(7)	-	(7)
April 2006	-	$2.47	-	(55)	-	(55)
May 2006	-	$2.24	-	(13)	-	(13)
May 2006	-	$2.38	-	(52)	-	(52)
June 2006	-	$4.06	-	480	-	480
July 2006	-	$2.58	**(102)**	-	**(102)**	-
March 2007	-	$2.58	**(25)**	-	**(25)**	-
Consideration shares vested:						
June 2006	134,756	$4.06	-	548	-	548
February 2007	355,276	$5.24	**1,860**	-	**1,860**	-
March 2007	45,073	$2.58	**116**	-	**116**	-
April 2007	75,692	$4.25	**322**	-	**322**	-
Share buy back Between 1 July 2006 and 30 June 2007 the company bought back 9,794,991 ordinary shares at a total cost of AU $102,628,110. The shares bought back represent 1.6% of the opening issued ordinary share capital.			**(90,193)**	-	**(90,193)**	-
Closing balance: 590,859,068 ordinary shares (fully paid) (30 June 2006: 599,216,559)			**344,541**	418,419	**344,541**	418,419

There are no restrictions on ordinary shares.

Share buy back

On 15 November 2006, Computershare announced an on-market buy back of up to 25 million ordinary shares for capital management purposes. The buy back commenced in December 2006 for a period of six months. On 24 May 2007 Computershare announced that the buy-back will be extended by a further six months so that it will continue until 29 November 2007 or earlier if the maximum number of shares are bought back before that date. On 15 August 2007 Computershare announced that the buy-back was increased to a total of 45 million ordinary shares under the existing program. The buy back period was also extended to 31 January 2008.

In the current financial year, the Company purchased and cancelled 9,794,991 ordinary shares at a total cost of AU $102.6 million with an average price of AU $10.48 and a price range from AU $8.52 to AU $11.00.

Employee share plans and options

Refer to note 28 for employee and executive share plan details. There are no shares reserved for issuance under options.

	Consolidated 2007 $000	Consolidated 2006 $000	Parent entity 2007 $000	Parent entity 2006 $000
27. RESERVES				
Capital redemption reserve	**2**	2	**2**	2
Foreign currency translation reserve	**43,799**	5,516	**85,451**	17,242
Cash flow hedge reserve	**(9,060)**	(7,179)	**-**	-
Share based payments reserve	**27,532**	18,203	**27,435**	18,180
Equity related consideration	**264**	6,623	**1,539**	1,539
Available for sale asset reserve	**1,357**	310	**413**	(29)
	63,894	23,475	**114,840**	36,934
Movements during the year:				
Foreign currency translation reserve				
Opening balance	**5,516**	5,013	**17,242**	31,887
Translation of overseas subsidiaries	**38,283**	503	**68,209**	(14,645)
Closing balance	**43,799**	5,516	**85,451**	17,242
Cash flow hedge reserve				
Opening balance	**(7,179)**	-	**-**	-
Adjustment on adoption of AASB 139 &132	**-**	4,744	**-**	-
Revaluation	**(1,881)**	(11,923)	**-**	-
Closing balance	**(9,060)**	(7,179)	**-**	-
Share based payments reserve				
Opening balance	**18,203**	8,572	**18,180**	8,388
Share based payments expense	**9,329**	9,631	**9,255**	9,792
Closing balance	**27,532**	18,203	**27,435**	18,180
Equity related contingent consideration reserve				
Opening balance	**6,623**	2,146	**1,539**	-
Acquisition related consideration	**(6,359)**	4,477	**-**	1,539
Closing balance	**264**	6,623	**1,539**	1,539
Available for sale asset reserve				
Opening balance	**310**	-	**(29)**	-
Adjustment on adoption of AASB 139 & 132	**-**	(217)	**-**	-
Revaluation	**957**	519	**360**	(37)
Transfer to net profit	**90**	8	**82**	8
Closing balance	**1,357**	310	**413**	(29)

NOTES TO THE FINANCIAL STATEMENTS

Nature and purpose of reserves

i. Foreign currency translation reserve

Exchange differences arising on translation of the foreign subsidiary are taken to the foreign currency translation reserve, as described in note 1. This amount is the net of gains and losses on hedge transactions and intercompany loans after adjusting for related income tax effects. The reserve is recognised in the income statement when the net investment is disposed of.

ii. Cash flow hedge reserve

The hedging reserve is used to record gains and loses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1.

iii. Share based payments reserve

The share based payments reserve is used to recognise the fair value of shares which will vest to employees under employee and executive share plans.

iv. Equity related contingent consideration reserve

This reserve is used to reflect deferred consideration for acquisitions which is payable through the issue of parent entity equity instruments.

v. Available for sale asset reserve

Changes in fair value of investments, such as equities, classified as available for sale financial assets are taken to this reserve in accordance with note 1.

28. EMPLOYEE & EXECUTIVE BENEFITS

(a) Share plans

Computershare Limited offers options over ordinary shares to eligible employees at the absolute discretion of the Board. Options are generally exercisable three years after the date granted or earlier in the case of special circumstances such as the employee's death or retirement. The exercise price of the option is set at an amount equal to the market value of the shares at the date of option grant.

During the year ended 30 June 2001 the company introduced an Exempt Employee Share Plan. The Plan gives Computershare employees the opportunity to acquire shares in Computershare Limited. Each year, participating employees can make contributions from their pre-tax salary to acquire AU $500 worth of shares in the company. Such employee contributions are matched by the company with an additional AU $500 worth of shares being acquired for each participating employee. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan.

During the year ended 30 June 2002 a Deferred Employee Share Plan was established to enable Computershare to match dollar for dollar any employee pre-tax contributions to a maximum of AU $3,000 per employee. Shares purchased and funded by employee's pre-tax salary must remain in the plan for a minimum of 1 year. Matching company funded shares must be kept in the plan for a minimum of 2 years or they will be forfeited. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan. A derivative of this Plan and the Exempt Employee Share Plan has been made available to employees in New Zealand, the United Kingdom, Ireland, Canada, South Africa and the United States of America.

Subject to the discretion of the Board, shares in the company may also be allocated to selected employees in accordance with an employee share plan on a discretionary basis having regard to special circumstances as determined by the Remuneration Committee. Such shares may be subject to vesting and performance criteria as determined by the Board or the Remuneration Committee.

The Group also provides long term share based awards for key management personnel other than executive directors and other employees on a discretionary basis. Recipients of long term share based awards must complete specified periods of service as a minimum before any share awards under the long term incentive plan become unconditional. There has been no alteration to the terms and conditions of shares granted under the LTI plan since the original grant date.

Number of Employee shares & options held	Ordinary shares 2007	Ordinary shares 2006	Options 2007	Options 2006
Opening balance	**10,937,977**	13,472,339	**447,500**	6,723,253
New shares issued	**-**	18,100	**-**	-
Shares purchased on market	**1,628,971**	3,073,013	**-**	-
Forfeited shares reissued/options reinstated	**861,448**	663,353	**-**	3,000
Shares/options forfeited	**(299,464)**	(910,324)	**-**	(1,951,003)
Shares withdrawn/options exercised	**(4,405,891)**	(5,378,504)	**(447,500)**	(4,327,750)
Closing balance	**8,723,041**	10,937,977	**-**	447,500
Fair value of shares granted through the employee share plan ($000s)*	**16,621**	18,703	**-**	-

* Weighted average fair value of shares is determined by the closing price at the end of the day's trading on the Australian Stock Exchange on the allocation date.

(b) Performance rights

The DLI Plan was approved at the Annual General Meeting held on 9 November 2005. The DLI Plan is offered to eligible key management personnel and senior managers in the Group to recognise their ongoing ability and expected efforts and contribution to the performance and success of the Group. The total number of rights approved for issue was 10.0 million, of which 2.75 million were granted on 20 December 2005 and 1.1 million performance rights were granted on 13 November 2006.

Performance rights are granted under the plan for no consideration and carry no dividend or voting rights. Under the DLI Plan, the performance rights give an entitlement to one fully paid ordinary share per performance right issued subject to satisfaction of performance hurdles and continued employment.

The assessed fair value of performance rights granted to key management personnel as remuneration is allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using a Black Scholes option pricing model.

The fair value of the performance rights granted on 13 November 2006 was AU $7.112. The model inputs for the performance rights granted during the year ended 30 June 2007 included:

a. Performance rights are granted for no consideration

b. Exercise price: nil

c. Share price at grant date: AU $7.79

d. Expected price volatility of the Group's shares: 25.0%

e. Expected dividend yield: 1.8%

f. Risk free interest rate: 6.25%

The expected price volatility is based on the historic volatility of the Group's share price.

Set out below are summaries of performance rights granted under the plan:

Balance at beginning of year	Vested during the year [1]	Forfeited during the year [1]	Granted during the year	Balance at end of year	Exercisable at end of year
2,750,000	(100,000)	(150,000)	1,100,000	3,600,000	-

[1] Performance rights that vested and forfeited during the year relate to the resignation of P. Tobin. Further detail is provided in the Remuneration Report.

No performance rights became exercisable during the current year. No performance rights expired during the period covered by the above table.

NOTES TO THE FINANCIAL STATEMENTS

(c) Options over ordinary shares

Employee options

Computershare Limited has issued the following options over ordinary shares to eligible employees. The options are generally exercisable 3 years after the date granted or earlier in the case of the employee's death or retirement. The options expire 59 months after the date issued. Each option entitles the holder to 1 ordinary share upon exercise.

Issue Date	Expiry Date	Exercise Price AU	Number On Issue 30 June 2006	Number Exercised This year	Number On Issue 30 June 2007
6 March 2002	5 February 2007	$2.770	309,500	(309,500)	-
6 March 2002	5 February 2007	$2.620	38,000	(38,000)	-
27 May 2002	26 April 2007	$2.550	100,000	(100,000)	-
Total			447,500	(447,500)	-
Weighted average exercise price of share options for each category			$2.70	$2.70	

There are no options outstanding as at 30 June 2007 and no options have been issued since year end.

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
(d) Employee benefits recognised				
Performance rights expense	**3,082**	2,083	**3,082**	2,083
Share plan expense	**11,123**	9,805	**1,129**	466
Aggregate employee entitlement liability (note 20 and note 23)	**25,387**	22,510	**656**	400
	39,592	34,398	**4,867**	2,948

29. COMMITMENTS

(a) Superannuation commitments

Defined Contribution Funds

The company and its subsidiaries maintain defined contribution superannuation schemes which provide benefits to all employees upon their disability, retirement or death. Employee contributions to the funds are based upon various percentages of employees' gross salaries as set out below:

Australian subsidiaries contribute to the defined contribution funds as follows:

Category 1 Management (employer contributions, voluntary employee contributions of at least 1%)

Category 2 Staff (statutory employer contributions of 9%, voluntary employee contributions)

Category 3 SGC Staff & casual and fixed term employees (statutory employer contributions, voluntary employee contributions)

Foreign subsidiaries contribute to the defined contribution funds as follows:

United Kingdom entities – between 7% and 10% of employees gross salaries

United States entities – voluntary employee contributions with matching employer contribution up to 4% of employees base salaries

Canadian entities – between 2% and 7% of employees base salaries dependent upon years of service

South African entities – 12.25% of employees gross salaries

New Zealand entities – voluntary employee contributions with matching employer contribution up to 6% of employees' base salaries

Hong Kong entities – between 5% and 20% of employees' base salary dependent upon years of service

Indian entity – 12% of employees gross salaries

Defined Benefit Funds

1) Karvy Computershare Private Limited maintained a defined benefit superannuation scheme which provides benefits to 1,605 employees (30 June 2006: 1,149).

Actuarial valuation of plan assets is provided by the Life Insurance Corporation, which maintains the fund.

	Consolidated
	$000
Karvy Computershare Private Limited – Staff Retirement Plan	
Actuarial valuation of plan assets at 30 June 2007	406
Actuarial valuation of aggregate past services liability at 30 June 2007	(421)
Net deficit	(15)
Actuarial valuation of vested liability at 30 June 2007	195

2) Computershare GmbH Private Limited maintained a defined benefit scheme which provides benefits to 47 employees (30 June 2006: 70).

An actuarial assessment of the scheme as at 30 June 2007 is set out as follows:

	Consolidated
	$000
Computershare GmbH Private Limited – Staff Retirement Plan	
Actuarial valuation of plan assets at 30 June 2007	-
Actuarial valuation of aggregate past services liability at 30 June 2007	(256)
Actuarial valuation of vested liability at 30 June 2007	(256)

Defined benefit plan liabilities have been recognised as at 30 June 2007 in accordance with the actuarial valuation.

(b) Finance lease commitments

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Commitments in relation to finance leases are payable as follows:				
Not later than 1 year	**1,227**	2,892	**-**	-
Later than 1 year but not later than 5 years	**2,503**	2,416	**-**	-
Total commitments	**3,730**	5,308	**-**	-
Less: Future finance charges				
Not later than 1 year	**(111)**	(315)	**-**	-
Later than 1 year but not later than 5 years	**(132)**	(157)	**-**	-
Total future finance charges	**(243)**	(472)	**-**	-
Net finance lease liability	**3,487**	4,836	**-**	-
Reconciled to:				
Current liability (note 21)	**1,116**	2,577	**-**	-
Non-current liability (note 21)	**2,371**	2,259	**-**	-
	3,487	4,836	**-**	-

(c) Operating lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:				
Not later than 1 year	**44,111**	43,619	**1,387**	1,647
Later than 1 year but not later than 5 years	**132,824**	138,297	**2,442**	5,225
Later than 5 years	**112,445**	149,923	**-**	-
	289,380	331,839	**3,829**	6,872

NOTES TO THE FINANCIAL STATEMENTS

The Group leases various offices and warehouses under non-cancellable operating leases expiring within 2 and 15 years. The leases have varying terms, escalation clauses and renewal rights. Where the leases have fixed escalation clauses, the operating lease is expensed on a straight line basis.

Operating leases are entered into as a means of acquiring access to office facilities. Rental payments are generally fixed, but with inflation and/or market escalation clauses on which contingent rentals are determined. Operating lease commitments in respect of the rental of various premises are subject to market review at various intervals. Certain leases include an option to renew. No operating leases contain restrictions on financing or other leasing activities.

30. DETAILS OF SUBSIDIARIES

Subsidiaries

The financial year of all subsidiaries is 30 June except for Computershare Canada Inc and its subsidiaries, Computershare Hong Kong Investor Services Limited and its subsidiary, National Registry Company and Karvy Computershare Pty Limited due to local statutory reporting requirements. These entities prepare results on a 30 June year end basis for group purposes. Voting power is in accordance with the ownership interest held.

The consolidated financial statements as at 30 June 2007 include the following subsidiaries:

Name of subsidiary	Place of incorporation		Percentage of shares held 2007 %	2006 %
Computershare Limited	Australia	(2)	-	-
ACN 080 903 957 Pty Ltd	Australia	(2)	**100**	100
CDS International Limited	Australia	(4)	**100**	100
Computershare Communication Services Limited	Australia	(4)	**100**	100
Global eDelivery Group Pty Ltd	Australia		**100**	100
Computershare Communication Services (WA) Pty Ltd	Australia		**100**	100
Permail Pty Limited	Australia		**100**	-
ACN 081 035 752 Pty Ltd	Australia	(2)	**100**	100
Georgeson Shareholder Communications Australia Pty Ltd	Australia	(6)	**100**	100
Source One Communications Australia Pty Ltd	Australia	(6)	**100**	100
Computershare Finance Company Pty Ltd	Australia	(4)	**100**	100
Financial Markets Software Consultants Pty Ltd	Australia	(3)	**100**	100
Computershare Analytics Pty Ltd	Australia	(4)	**100**	100
Obadele Pty Ltd	Australia	(5)	**100**	100
Computershare Clearing Pty Ltd	Australia	(2)	**100**	100
Computershare Depositary Pty Ltd	Australia	(4)	**100**	100
Computershare Technology Services Pty Ltd	Australia	(3)	**100**	100
Registrars Holdings Pty Ltd	Australia	(2)	**100**	100
Computershare Investor Services Pty Ltd	Australia	(2)	**100**	100
CRS Custodian Pty Ltd	Australia	(3)	**100**	100
Computershare Plan Managers Pty Ltd	Australia	(4)	**100**	100
Computershare Plan Co Pty Ltd	Australia	(5)	**100**	100
CPU Share Plans Pty Ltd	Australia		**100**	100
CIS Debt Securities Pty Ltd	Australia	(5)	**100**	100
Computershare Fund Services Pty Ltd	Australia		**100**	100
Sepon (Australia) Pty Ltd	Australia	(2)	**100**	100
Computershare Pepper SRM Australia Pty Ltd	Australia		**100**	100
Proxylatina	Argentina		**100**	100
Georgeson Shareholder Communications Canada Inc.	Canada	(1)	**100**	100
GSC Shareholder Services Inc.	Canada	(1)	**100**	100
Computershare Canada Inc	Canada	(1)	**100**	100
Computershare Trust Company of Canada	Canada	(1)	**100**	100
Pacific Corporate Trust Company Canada	Canada	(1)	**100**	100
Pacific Corporate Services Limited	Canada	(1)	**100**	100
Pacific Corporate Filing Services Limited	Canada	(1)	**100**	100
Computershare Investor Services Inc	Canada	(1)	**100**	100

Name of subsidiary	Place of incorporation		Percentage of shares held 2007 %	2006 %
Georgeson Shareholder Communications (France) SAS	France		**100**	100
Computershare GmbH	Germany	(1)	**100**	100
Computershare Document Services GmbH (formerly ADM GmbH)	Germany	(1)	**100**	100
Computershare HV Services AG (formerly SLS HV Cons)	Germany	(1)	**100**	100
Computershare Pepper GmbH	Germany	(1)	**100**	100
Computershare Administration AG	Germany	(1)	**100**	100
Computershare Hong Kong Investor Services Limited	Hong Kong	(1)	**100**	70
Hong Kong Registrars Limited	Hong Kong	(1)	**100**	70
Computershare Asia Limited (formerly Georgeson Shareholder Analytics Hong Kong Limited)	Hong Kong	(1)	**100**	100
Karvy Computershare Private Limited	India	(1)(7)	**50**	50
Computershare Investor Services (Ireland) Ltd	Ireland	(1)	**100**	100
Computershare Trustees (Ireland) Ltd	Ireland	(1)	**100**	100
Proxitalia s.r.l.	Italy		**100**	100
Georgeson s.r.l.	Italy		**100**	100
Computershare Systems (N.Z.) Ltd	New Zealand	(1)	**100**	100
Computershare New Zealand Limited	New Zealand	(1)	**100**	100
Computershare Investor Services Limited	New Zealand	(1)	**100**	100
Computershare Services Ltd	New Zealand	(1)	**100**	100
CRS Nominees Ltd	New Zealand	(1)	**100**	100
Sharemart NZ Limited	New Zealand	(1)	**100**	100
Whistler Technology Services Limited (formerly Computershare Technology Services (Philippines) Inc)	Philippines	(1)	**100**	100
The National Registry Company	Russia		**65**	45
Computershare Company Nominees Limited	Scotland	(1)	**100**	100
Computershare PEP Nominees Limited	Scotland	(1)	**100**	100
Computershare Services Nominees Limited	Scotland	(1)	**100**	100
Pepper Technologies PTE.Ltd	Singapore	(1)	**100**	100
Computershare South Africa (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Ltd	South Africa	(1)	**62.16**	62.16
Computershare Nominees (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Outsourcing Limited	South Africa	(1)	**62.16**	62.16
Minu Investment Managers Ltd	South Africa	(1)	**62.16**	62.16
Computershare Investor Services Limited	South Africa	(1)	**62.16**	62.16
Computershare Management Services (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Plan Managers (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare CSDP Nominees (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Custodial Nominees (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Shareholders Nominee (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Analytics (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Investor Services 2004 (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Computershare Nominee Accounts (Pty) Ltd	South Africa	(1)	**62.16**	62.16
Georgeson Shareholder Communications South Africa Pty Ltd	South Africa	(1)	**100**	100
GSC Registrars (Pty) Ltd	South Africa	(1)	**100**	100
GS Nominees (Pty) Ltd	South Africa	(1)	**100**	100
GS Proxiberica Si	Spain		**100**	100
Computershare Investments (UK) (No.2) Limited	United Kingdom	(1)	**100**	100
Computershare Limited	United Kingdom	(1)	**100**	100
Computershare Investments (UK) Limited	United Kingdom	(1)	**100**	100
Computershare Pepper SRM Ltd	United Kingdom	(1)	**100**	100
Flag Communication Limited	United Kingdom	(1)	**100**	100
Credit 360 Limited	United Kingdom	(7)	**-**	50

NOTES TO THE FINANCIAL STATEMENTS

Name of subsidiary	Place of incorporation		Percentage of shares held 2007 %	2006 %
Computershare Technology Services (UK) Ltd	United Kingdom	(1)	**100**	100
Georgeson Shareholder Securities Limited (UK)	United Kingdom	(1)	**100**	100
Shareholder Investments Research Ltd (UK)	United Kingdom	(1)	**100**	100
Shareholder Investments Research (#1) Ltd (UK)	United Kingdom	(1)	**100**	100
Computershare Trustees Limited	United Kingdom	(1)	**100**	100
Computershare Registry Services Limited	United Kingdom	(1)	**100**	100
Citywatch Limited	United Kingdom	(1)	**100**	100
Hlulumiti Limited	United Kingdom	(1)	**-**	100
Georgeson Shareholder Analytics (UK) Limited	United Kingdom	(1)	**-**	100
Computershare Investor Services PLC	United Kingdom	(1)	**100**	100
Georgeson Shareholder Communications Ltd (UK)	United Kingdom	(1)	**100**	100
Shareholder Solutions Limited	United Kingdom	(1)	**100**	100
Computershare Communication Services Limited	United Kingdom	(1)	**100**	100
Computershare Investments (UK) (No.3) Limited	United Kingdom	(1)	**100**	100
Interactive Meetings Ltd	United Kingdom	(1)	**100**	100
IML Ltd	United Kingdom	(1)	**100**	100
Computershare Investments (UK) (No.4) Limited	United Kingdom	(1)	**100**	100
NRC Investments Ltd	United Kingdom	(1)	**100**	100
Computershare Fixed Income Services Ltd	United Kingdom	(1)	**100**	100
Computershare Russia Ltd	United Kingdom	(1)	**100**	100
Legotla Investments Ltd	United Kingdom	(1)	**100**	100
Source One Communications Limited (UK)	United Kingdom	(1)	**100**	100
Georgeson International Inc.	United States of America	(1)	**100**	100
Georgeson & Company Inc.	United States of America	(1)(8)	**-**	100
Computershare US	United States of America	(1)	**100**	100
Georgeson Shareholder Communications Inc.	United States of America	(1)(8)	**-**	100
Georgeson Inc. (formerly GINC Holdco Inc.)	United States of America	(1)	**100**	100
Georgeson Securities Corporation (formerly Georgeson Shareholder Securities Corporation)	United States of America	(1)	**100**	100
Computershare US Services Inc. (formerly EQAC Inc.)	United States of America	(1)	**100**	100
Computershare Technology Services, Inc.	United States of America	(1)	**100**	100
Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.)	United States of America	(1)	**100**	100
Computershare Financial Services, Inc.	United States of America	(1)	**100**	100
Computershare Investor Services, LLC	United States of America	(1)	**100**	100
Computershare Trust Company, Inc.	United States of America	(1)(8)	**100**	100
Computershare Trust Company of New York	United States of America	(1)(8)	**100**	100
Georgeson Shareholder Analytics, Inc.	United States of America	(1)	**100**	100
Computershare Communication Services Inc. (formerly Corporate Investor Communications, Inc. and Computershare Document Services, Inc.)	United States of America	(1)(8)	**100**	100
Computershare Securities Corporation	United States of America	(1)	**100**	100
Lord Securities (Delaware), LLC	United States of America	(1)	**100**	100
Lords Securities Corporation	United States of America	(1)	**100**	100
Transcentive Inc.	United States of America	(1)(8)	**-**	100
Computershare Inc. (formerly Computershare Shareholder Services, Inc.)	United States of America	(1)	**100**	100
Computershare Inc.	United States of America	(1)(8)	**-**	100
Pepper NA Inc. (formerly Computershare North America Inc.)	United States of America	(1)	**100**	100
Computershare Finance LLC	United States of America	(1)	**100**	100

(1) Subsidiaries audited by other PricewaterhouseCoopers member firms. The USA entities above are only audited for Group purposes.

(2) These wholly owned companies have entered into a deed of cross guarantee dated 20 July 1998 with Computershare Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a Class Order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements.

(3) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 1999.

(4) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2001.

(5) These companies became parties to the deed of cross guarantee noted in (2) above on 26 June 2002.

(6) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2004.

(7) These companies are subsidiaries as Computershare Limited has the capacity to control the casting of a majority of the votes cast at a meeting of the board of directors, or the capacity to dominate decision making in relation to the financial and operating policies.

(8) During the year, the Group completed an internal restructure in the United States. Following the completion of the restructure, the respective Boards approved the dissolution and winding up or merger of these Corporations.

Acquisition of subsidiaries

The following subsidiaries were acquired by the consolidated entity at the date stated and its operating results have been included in the income statement from the relevant date.

(a) On 17 October 2006 Computershare Limited increased its investment in the National Registry Company from 45% to 65%. From this date onwards, the results and balance sheet of the entity have been consolidated by Computershare Group.

During the year, Computershare acquired Permail Pty Limited for a total cash consideration of $2.6 million.

These business combinations did not individually contribute materially to total revenue or net profit of the Group.

Details of the acquisitions are as follows:

	$000
Cash consideration	8,921
Direct costs relating to the acquisition	55
Total consideration paid	8,976
Less fair value of identifiable net assets acquired	(4,767)
Goodwill on consolidation*	**4,209**

* Identifiable intangible assets to be finalised and separately recognised.

(b) Assets and liabilities acquired

The assets and liabilities arising from the acquisitions are as follows:	Acquiree's carrying amount $000	Fair Value $000
Cash	23,868	23,868
Receivables	5,667	5,667
PP&E	809	809
Other financial assets	174	174
Tax assets	443	443
Other assets	281	281
Payables	(2,479)	(2,479)
Provisions	(8,162)	(8,162)
Other liabilities	(624)	(624)
Net assets	**19,977**	**19,977**

(c) Purchase consideration

	$000
Outflow of cash to acquire the entities, net of cash acquired:	
Cash paid	8,628
Less cash balance acquired	23,868
Net inflow of cash	**15,240**

(d) On 3 March 2007, Computershare acquired the remaining 30% stake of Computershare Hong Kong Investor Services for cash consideration of $34.6 million.

NOTES TO THE FINANCIAL STATEMENTS

Financial information for class order Closed Group

	2007 $000	2006 $000
Computershare Limited Closed Group Balance Sheet		
Current Assets		
Cash and cash equivalents	**7,103**	5,911
Receivables	**51,142**	109,594
Inventories	**665**	613
Tax Assets	**1,059**	2,484
Other	**2,165**	-
Derivatives	-	377
Total Current Assets	**62,134**	118,979
Non-Current Assets		
Receivables	**6,163**	4,543
Other financial assets	**937,223**	737,452
Property, plant & equipment	**19,493**	17,921
Deferred tax assets	**7,248**	15,456
Intangibles	**54,464**	57,987
Other	**628**	505
Derivatives	**1,459**	1,231
Total Non-Current Assets	**1,026,678**	835,096
Total Assets	**1,088,812**	954,074
Current Liabilities		
Payables	**349,996**	13,522
Interest bearing liabilities	**1**	202
Current tax liabilities	**11,041**	-
Provisions	**371**	430
Derivatives	**308**	-
Total Current Liabilities	**361,717**	14,154
Non-Current Liabilities		
Payables	**63,399**	316,260
Interest bearing liabilities	**486**	425
Deferred tax liabilities	**322**	107
Provisions	**6,698**	5,239
Derivatives	**3,415**	7,497
Total Non-Current Liabilities	**74,320**	329,528
Total Liabilities	**436,037**	343,682
Net Assets	**652,775**	610,392
Equity		
Contributed equity – ordinary shares	**344,541**	418,446
Contributed equity – preference shares	-	72,140
Reserves	**167,553**	45,098
Retained profits	**140,681**	74,708
Total Equity	**652,775**	610,392

	2007 $000	2006 $000
Computershare Limited Closed Group Income Statement		
Revenues from continuing operations		
Sales revenue	**213,841**	174,453
Other revenues	**165,887**	18,009
Total Revenue	**379,728**	192,462
Other Income	**34,170**	9,197
Expenses		
Direct services	**122,781**	110,614
Technology services	**34,737**	29,164
Corporate services	**29,695**	30,140
Finance costs	**17,807**	10,007
Total Expenses	**205,020**	179,925
Share of net profit/(loss) of associates and joint ventures accounted for using the equity method	**276**	(82)
Profit before income tax expense	**209,154**	21,652
Income tax (expense)/benefit	**(21,608)**	3,840
Net profit attributable to members of the parent entity	**187,546**	25,492
Total changes in equity other than those resulting from transactions with owners as owners	**187,546**	25,492
Set out below is a summary of movements in consolidated retained profits for the year of the Closed Group.		
Retained profits at the beginning of the financial year	**74,708**	106,067
Profit after income tax expense/benefit	**187,546**	25,492
Dividends provided or paid	**(121,573)**	(58,907)
Adjustment on adoption of AASB 132 and AASB 139, net of tax	-	2,056
Retained profits at the end of the financial year	**140,681**	74,708

NOTES TO THE FINANCIAL STATEMENTS

31. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following directors held the position of director of Computershare Limited during all of the past two financial years, unless otherwise stated:

P. D. DeFeo

W. E. Ford

Dr. M. Kerber

P. J. Maclagan

C. J. Morris

A. S. Murdoch

A. N. Wales

S. D. Jones (appointed 10 November 2005)

W. S. Crosby (appointed 16 November 2006)

A. L. Owen (appointed 1 February 2007)

(b) Other key management personnel

The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during all of the past two financial years, unless otherwise stated:

Name	Position
S. Rothbloom	President, North America
T. Honan	Chief Financial Officer
P. Conn	Head of Global Capital Markets

W.S. Crosby and T. Honan are considered to be key management personnel of the parent entity (W.S. Crosby, T. Honan and P. Tobin were considered to be key management personnel of the parent entity during 2006).

(c) Key management personnel compensation

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$	$	**$**	$
Short term employee benefits	**6,414,240**	5,983,416	**4,117,706**	3,840,567
Other long term benefits	**30,936**	48,389	**30,936**	48,389
Post employment benefits	**137,851**	178,395	**127,710**	128,525
Payments on resignation/termination	**621,232**	224,255	**-**	-
Share based payments	**3,870,251**	3,138,984	**2,226,321**	1,888,261
Other	**4,688**	7,272	**4,688**	6,723
	11,079,198	9,580,711	**6,507,360**	5,912,465

(d) Option holdings of Company and Group key management personnel

The number of options over ordinary shares held during the financial year by each of the Company and Group key management personnel is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period
T. Honan	100,000	-	(100,000)	-	-
P. Tobin	40,000	-	(40,000)	-	-

The exercise price of options exercised by T. Honan was 100,000 at AU $2.55

The exercise price of options exercised by P. Tobin was 40,000 at AU $2.77

(e) Share holdings of Company and Group key management personnel

The number of ordinary shares in Computershare Limited held during the financial year by each director and named Company and Group key management personnel, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, is included in the table below.

	Balance at beginning of period	Granted as remuneration under long term incentive schemes	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2007
Directors						
C.J. Morris	55,875,427	-	-	(285,000)	-	55,590,427
A.N. Wales	32,092,384	-	-	(2,000,000)	-	30,092,384
P.J. Maclagan	16,225,176	-	-	(248,000)	-	15,977,176
A.S. Murdoch	609,800	-	-	(85,000)	-	524,800
W.S. Crosby	105,908	84,910	-	-	588	191,406
P.D. DeFeo	80,000	-	-	-	-	80,000
Dr. M. Kerber	40,000	-	-	-	-	40,000
S. D. Jones	-	-	-	14,000	-	14,000
W.E. Ford	-	-	-	-	-	-
A. L. Owen	-	-	-	-	-	-
Company and Group key management personnel						
P. Conn	259,817	37,499	-	8,757	-	306,073
S. Rothbloom	112,629	117,802	-	(78,181)	-	152,250
T. Honan	73,926	38,776	100,000	(150,000)	737	63,439

(f) Loans and other transactions to directors and other key management personnel

Computershare has not made any loans to directors and executive directors or other key management personnel during the current financial year.

Computershare has not entered into other transactions with directors and executive directors or other key management personnel during the current financial year other than those disclosed in note 33.

32. REMUNERATION OF AUDITORS

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$	$	$	$
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:				
(a) Assurance services:				
Auditing or review of financial statements				
- PricewaterhouseCoopers Australia	**624,534**	827,412	**568,696**	546,540
- Related practices of PricewaterhouseCoopers	**1,377,748**	1,295,347	-	-
	2,002,282	2,122,759	**568,696**	546,540
Other assurance services (a)				
- PricewaterhouseCoopers Australia	**32,817**	193,539	**75,962**	193,539
- Related practices of PricewaterhouseCoopers	**218,133**	310,113	-	-
	250,950	503,652	**75,962**	193,539
Remuneration received, or due and receivable, by auditors other than the auditor of the parent entity and its affiliates for:				
Auditing or review of financial statements	**28,101**	88,408	-	-
Other services	**50,148**	103,411	-	-

(a) This relates primarily to regulatory and compliance reviews.

33. RELATED PARTY DISCLOSURES

Key management personnel disclosures are included in note 31.

(a) Directors' shareholdings

	Shares issued by the parent entity	
	2007	2006
Ordinary shares held at the end of the financial year	**102,510,193**	104,947,787
Ordinary dividends received during the year in respect of those ordinary shares	**$12,284,168**	$9,404,830
Ordinary shares acquired by directors during the financial year	**99,498**	35,000
Ordinary shares disposed of by directors during the financial year	**2,618,000**	500,000

	2007	2006
	$	$
(b) Other transactions with key management personnel *		
Dr. M. Kerber was a Board member of GFT Technologies until 31 December 2005. During the 2005 financial year Computershare acquired AGM business (Emagine) off GFT Technologies in a transaction approved by the Computershare Board without participation by Dr. M. Kerber. The consideration was agreed on ordinary commercial terms and conditions. The deferred consideration paid to GFT Technologies during the 2006 financial year was:	-	70,978
Dr. M. Kerber was a Board member of GFT Technologies until 31 December 2005. During the 2006 financial year GFT Technologies provided Computershare a rental premise in the ordinary course of business on ordinary commercial terms and conditions. The rental fees received by GFT Technologies were:	-	40,978
C.J. Morris is a director and owner of Portsea Hotel which provides conference facilities to the company in the ordinary course of business on ordinary commercial terms and conditions. Fees received by the Portsea Hotel are:	**8,808**	14,959
P. Tobin is a director and owner of Rubacky Holdings Pty Ltd. During the 2006 financial year Rubacky provided accommodation in the ordinary course of business and on ordinary commercial terms and conditions. Rental income was:	-	4,557
S.D. Jones is a director of Canterbury Partners. Prior to Mr. Jones becoming a Computershare director on 10 November 2005, Canterbury Partners provided consulting services to Computershare pursuant to an agreement that has since been terminated by mutual consent. Consulting services provided to the Company on commercial terms were to the value of:	-	30,183
Total payments to key management personnel	**8,808**	161,655

* Computershare as a matter of Board approved Policy maintains a register of all transactions between employees and the company and its subsidiaries. It is established practice for any Director to recuse himself or herself from discussion and voting upon any transaction in which that Director has an interest. The Company has a Board-approved Ethics Policy governing many aspects of workplace conduct, including management and disclosure of conflicts of interest.

(c) Wholly owned Group – Intercompany transactions and outstanding balances

The parent entity and its subsidiaries entered into the following transactions during the year within the wholly owned Group:

> Loans were advanced and repayments received on loans and intercompany accounts (notes 8 and 20)

> Fees were exchanged between entities (note 2)

> Interest was charged between entities (note 2)

> The parent entity and its Australian subsidiaries have entered into a tax sharing deed, which includes a tax funding arrangement (note 5)

> Dividends were paid between entities (note 2)

These transactions were undertaken on commercial terms and conditions. No provisions for doubtful debts were raised during the financial year (2006: $Nil).

(d) Ultimate controlling entity

The ultimate controlling entity of the consolidated entity is Computershare Limited.

(e) Ownership interests in related parties

Interests in subsidiaries are set out in note 30. Interests held in associates and joint ventures are disclosed in notes 40 and 41 of the financial statements.

(f) Transactions with other related parties

Computershare Technology Services Pty Ltd has a receivable of $457,154 (2006: $399,330) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is nil (2006: $115,588).

Computershare New Zealand Ltd has a receivable of $1,523,348 (2006: $1,197,959) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is $nil (2006: $nil).

Computershare Investor Services New Zealand has made purchases of $18,932 (2006: $21,303) from Chelmer Limited.

Computershare Pepper Germany has a receivable of $877,231 from Netpartnering Limited. This receivable has been fully provided for. The current year provision made is $nil.

Computershare Pepper Germany had sales of $1,853,084 with Netpartnering Limited.

Computershare Pepper UK has a receivable of $102,809 from Netpartnering Limited. This receivable has been fully provided for. The current year provision made is $nil.

Computershare Pepper UK had sales of $176,905 with Netpartnering Limited.

Computershare Investment No1 UK Ltd had a receivable in 2006 of $337,370 from The National Registry Company. There were no transactions during 2007 before becoming a subsidiary.

These transactions were undertaken on commercial terms and conditions.

34. SIGNIFICANT EVENTS AFTER BALANCE DATE

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years, except that:

Acquisitions post 30 June 2007

On 5 July 2007, Computershare acquired Datacare Software Group Limited based in Ireland, a supplier of entity management and subsidiary governance software. Consideration of EUR 12.0 million was paid in cash. The impact on earnings is not expected to be material.

On 24 July 2007, Computershare acquired the transfer agency business of UMB Bank based in Kansas City, USA for cash consideration of $8.9 million. The impact on earnings is not expected to be material.

On market share buy-back

In the period 1 July 2007 to 11 September 2007, the Company purchased and cancelled a further 18,042,750 ordinary shares at a total cost of AU $178.3 million with an average price of AU$9.88 and a price range from AU $8.76 to AU $11.00.

NOTES TO THE FINANCIAL STATEMENTS

35. FINANCIAL RISK MANAGEMENT

(a) Hedging transactions and derivative financial instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. Full detail of the consolidated entity's use of derivative financial instruments is included in note 18.

(b) Interest rate risk exposures

The consolidated entity is exposed to interest rate risk through its primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and options.

The following table summarises the interest rate risk for the consolidated entity, together with effective interest rates as at the balance date.

		Fixed interest rate maturing in					Weighted average interest rate	
	Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total	Floating	Fixed
AS AT 30 JUNE 2007	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**	**%**	**%**
Financial assets								
Cash and cash equivalents	86,801	-	-	-	-	86,801	5.14	-
Broker client deposits	25,768	-	-	-	-	25,768	4.34	-
Trade receivables	-	-	-	-	161,536	161,536	-	-
Non trade receivables & loans	-	-	-	-	14,541	14,541	-	-
	112,569	-	-	-	176,077	288,646		
Financial liabilities								
Broker client deposits	25,768	-	-	-	-	25,768	3.95	-
Trade payables	-	-	-	-	21,851	21,851	-	-
Finance lease liabilities	-	1,116	2,371	-	-	3,487	-	5.74
Bank loan and Other	35	-	-	-	-	35	6.00	-
Revolving multi-currency facilities	129,565	-	-	-	-	129,565	5.41	-
USD Senior Notes*	50,000	-	123,000	145,500	-	318,500	6.01	5.11
Derivatives **	268,500		(123,000)	(145,500)	-	-	5.97	5.11
Deferred consideration	39,144	-	-	-	-	39,144	4.20	-
	513,012	1,116	2,371	-	21,851	538,350		

* USD Senior Notes at cost, excluding fair value adjustment, refer to note 21 (c)

** Notional principal amounts

				Fixed interest rate maturing in			Weighted average interest rate	
	Floating interest rate	1 year or less	1 to 5 years	More than 5 years	Non-interest bearing	Total	Floating	Fixed
AS AT 30 JUNE 2006	**$000**	**$000**	**$000**	**$000**	**$000**	**$000**	**%**	**%**
Financial assets								
Cash and cash equivalents	72,801	-	-	-	-	72,801	4.64	-
Broker client deposits	20,643	-	-	-	-	20,643	3.45	-
Trade receivables	-	-	-	-	134,034	134,034	-	-
Non trade receivables & loans	-	-	-	-	13,697	13,697	-	-
	93,444	-	-	-	147,731	241,175		
Financial liabilities								
Broker client deposits	20,643	-	-	-	-	20,643	3.03	-
Trade payables	-	-	-	-	16,204	16,204	-	-
Finance lease liabilities	-	2,577	2,259	-	-	4,836	-	5.95
Bank loan and Other	40	-	-	-	-	40	7.50	-
Revolving multi-currency facilities	174,062	-	-	-	-	174,062	5.07	-
USD Senior Notes*	50,000	-	-	268,500	-	318,500	6.09	5.11
Derivatives **	268,500	-	-	(268,500)	-	-	5.94	5.11
Deferred consideration	61,442	-	-	-	-	61,442	4.72	-
	574,687	2,577	2,259	-	16,204	595,727		

* USD Senior Notes at cost, excluding fair value adjustment, refer to note 21 (c)

** Notional principal amounts

In relation to paying agent balances, Computershare has in place interest rate derivatives totalling $2,067 million notionally (2006: $1,206 million).

(c) Credit risk exposures

Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties, does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The consolidated entity's exposure to "on Balance Sheet" credit risk is as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether or not recognised in the Balance Sheet) exist for Groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of debtors in various countries and industries. The registry and bureau sector transacts with various listed companies across a number of countries.

(d) Net fair value of financial assets and liabilities

The carrying amounts of cash and cash equivalents, receivables, payables, non interest bearing liabilities finance leases, loans and derivatives approximate their fair values.

(e) Foreign Exchange

The following table summarises by currency the United States dollar value of forward and spot foreign exchange agreements. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the United States dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the United States dollar equivalent of commitments to sell foreign currencies.

			Average Exchange Rate	
	2007	2006	2007	2006
	$000	$000		
Buy AU Dollars, Sell CAD dollars - 3 months or less	11,327	-	0.9060	-
Buy AU Dollars, Sell UK Pounds - 3 months or less	-	3,680	-	0.4019
Sell AU Dollars, Buy South African Rand - 3 months or less	7	-	5.9840	-
Sell AU Dollars, Buy UK Pounds - 3 months or less	-	46	-	0.4040

(f) Liquidity Risk

Liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

36. NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of cash

For the purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand, deposits at call with financial institutions and other highly liquid investments with short periods to maturity (three months or less) which are readily convertible to known amounts of cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance Sheet as follows:

	Consolidated		Parent entity	
	2007	2006	2007	2006
	$000	$000	$000	$000
Cash at bank and on hand	85,202	68,828	597	1,582
Short-term deposits	1,599	3,973	-	-
Shown as cash and cash equivalents on the balance sheet	86,801	72,801	597	1,582

(b) Reconciliation of net profit after income tax to net cash provided by operating activities

Net profit after income tax	239,877	140,151	93,341	55,781
Adjustments for non-cash income and expense items:				
Depreciation and amortisation	32,022	29,438	479	342
(Profit)/loss on sale of Non-Current assets	(12,567)	(10,455)	710	9
Share of net (profit)/loss of associates and joint ventures accounted for using equity method	(2,957)	(3,167)	(276)	82
Employee benefits – share based payments	10,608	9,669	3,815	2,549
Financial instruments	255	1,538	-	-
Other	-	(76)	119	-
Changes in assets and liabilities				
(Increase)/decrease in accounts receivable	(11,106)	4,935	231	633
(Increase)/decrease in net tax assets	33,853	5,203	20,750	6,985
(Increase)/decrease in inventory	(932)	(1,576)	-	-
(Increase)/decrease in prepayments and other assets	(1,878)	(3,412)	-	(1,029)
(Increase)/decrease in intercompany balances	-	-	(118,714)	(84,329)
Increase/(decrease) in payables & provisions	29,481	28,068	(17,347)	1,384
Increase/(decrease) in reserves	4,315	(16,692)	-	-
Net cash and cash equivalents provided by operating activities	320,971	183,624	(16,892)	(17,593)

(c) Non cash transactions

There were no material non cash transactions during the year.

(d) Acquisition of businesses

In addition to the acquisition of subsidiaries as disclosed in note 30, the transfer agent business of U.S. Stock Transfer Agent Corporation, the share ownership management business of Canada Trust Company (a subsidiary of The Toronto Dominion Bank) and the technology support business of PortfolioServer were acquired during the year for a total consideration of $28.1 million.

The amounts of assets and liabilities acquired by major class are:	2007 $000
Property, plant and equipment	148
Intangible assets including goodwill on acquisition *	27,928
Consideration paid and payable	28,076
Less: consideration paid in prior periods /payable in future periods	(1,776)
Outflow of cash	26,300

* Intangible asset valuations will be performed within 12 months of acquisition date.

(e) Disposals

During the year Computershare disposed of the Analytics business for a cash consideration of $20.3 million. Cash and cash equivalents disposed of totalled $0.1 million and net assets disposed amounted to $11.5 million.

37. CONTINGENT LIABILITIES

Contingent liabilities at balance date, not otherwise provided for in these financial statements are categorised as follows:

(a) Guarantees and Indemnities

Guarantees and indemnities of AUD 400,000,000 (30 June 2006: AUD 400,000,000) have been given to the consolidated entity's Australian Bankers by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Investments (UK)(No. 3) Ltd, Computershare Finance Company Pty Ltd, and Computershare US under a Multicurrency Revolving Facility Agreement dated 18 March 2005 (please refer to note 21 for further detail).

Bank guarantees of AUD 520,000 (2006: AUD 520,000) have been given in respect of facilities provided to Computershare Clearing Pty Ltd. Bank guarantees of AUD 497,713 (2006: AUD 4,025,000) have been given in respect of facilities provided to Computershare Ltd. A bank guarantee of AUD 500,000 (2006: AUD 500,000) has been given in respect of facilities provided to Sepon Australia Pty Ltd. A bank guarantee of AUD 259,835 (2006: AUD 257,237) has been given in respect of facilities provided to Computershare Investor Services Pty Ltd. A bank guarantee of AUD 106,350 (2006: AUD 88,350) has been given in respect of facilities provided to Computershare Communication Services Pty Ltd. A bank guarantee of AUD 20,000 (2006: AUD nil) has been given in respect of facilities provided to Computershare Plan Managers Pty Ltd.

A performance guarantee of Rand 15,000,000 (2006: Rand 15,000,000) has been given by Computershare Limited (South Africa) to provide security for performance obligations as a Central Securities Depositor Participant.

Bank guarantees totalling CAD 1,800,000 (2006: CAD 1,800,000) have been given by Computershare Trust Company of Canada and Computershare Investor Services Inc in respect of standby letters of credit for the payment of payroll.

Guarantees of USD 5,844,006 (2006: USD 4,639,862) have been given by Computershare Investor Services LLC as security for healthcare administration services in USA.

Guarantees of USD 3,108,138 and AUD 4,560,089 (2006: USD 2,760,861 and AUD 497,713) have been given by Computershare Limited as security for bonds in respect of leased premises.

A bank guarantee of HKD 977,621 (2006: HKD 398,197) has been given by Computershare Hong Kong Investor Services Limited as security for bonds in respect of leased premises.

A bank guarantee of Rand 850,000 (2006: Rand 850,000) has been given by Computershare South Africa (Pty) Ltd as security for bonds in respect of leased premises.

Guarantees and indemnities of USD 318,500,000 (2006: USD 318,500,000) have been given to US Institutional Accredited Investors by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Finance Company Pty Ltd and Computershare Investments (UK) (No. 3) Ltd under a Note and Guarantee Agreement dated 22 March 2005.

(b) Legal and Regulatory Matters

Due to the nature of operations, certain commercial claims and regulatory investigations in the normal course of business have been made against Computershare in various countries. The directors, based on legal advice, are contesting all of these matters. The majority of these claims are covered by insurance. An inherent difficulty in predicting the outcome of such matters exist, but based on current knowledge and consultation with legal counsel, we do not expect any material liability to the Group to eventuate. The status of all claims and regulatory investigations is monitored on an ongoing basis, together with the adequacy of any provisions recorded in the Group's Financial Statements.

(c) Other

As noted in this financial report, the Group is subject to regulatory capital requirements administered by certain US and Canadian banking commissions and by the Financial Services Authority in the UK. These requirements pertain to the trust company charter granted by the commissions and the Financial Services Authority. Failure to meet minimum capital requirements, or other ongoing regulatory requirements, can initiate action by the regulators that, if undertaken, could revoke or suspend the Group's ability to provide trust services to customers in these markets. At all relevant times the Computershare subsidiaries have met all minimum capital requirements. In addition to the capital requirements, a trust company must deposit eligible securities with a custodian. The Group has deposited a certificate of deposit with the Group's custodian in the UK in order to satisfy this requirement.

Computershare Limited (Australia) has issued a letter of warrant to Computershare Custodial Services Ltd. This obligates Computershare Limited (Australia) to maintain combined tier one capital of at least Rand 455,000,000.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries is USD 5,574,403 (30 June 2006: USD 3,593,491). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated subsidiaries as there is currently no intention to remit these earnings to the parent entity.

In consideration of the Australian Securities and Investments Commission agreeing to allow AUD 5,000,000 to form part of the net tangible assets of Computershare Clearing Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Clearing Pty Ltd, a AUD 5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Clearing Pty Ltd. The loan was made pursuant to a deed of subordination dated 7 January 2004.

In consideration of the Australian Securities and Investments Commission agreeing to allow AUD 5,000,000 to form part of the net tangible assets of Computershare Share Plans Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Share Plans Pty Ltd, a AUD 5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Share Plans Pty Ltd. The loan was made pursuant to a deed of subordination dated 5 July 2007.

Computershare Limited (Australia), as the parent company, has undertaken to own, either directly or indirectly, all of the equity interests and guarantee performance of the obligations of Computershare Investor Services LLC, Computershare Trust Company Inc, Georgeson Shareholder Communications Inc, Computershare Trust Company of Canada and Computershare Investor Services Inc with respect to any financial accommodation related to transactional services provided by Harris Trust and Savings Bank, Chicago.

38. CAPITAL EXPENDITURE COMMITMENTS

	Consolidated		Parent entity	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Less than 1 year:				
Fit-out of premises	**720**	203	-	-
Purchase of equipment	-	197	-	-
Other	**2,670**	-	-	-
	3,390	400	-	-

39. SEGMENT INFORMATION

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA) and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany, South Africa and Russia. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Communication Services (formerly Document Services), Stakeholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of share registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Communication Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Stakeholder Relationship Management Services Group comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry and financial services. Intersegment charges are at normal commercial rates.

Geographical segments are presented as the primary reporting segment of the Group, reflecting the manner in which the Group has been internally managed and financial information reported to the Board in the current financial year.

PRIMARY BASIS – Geographical Segments 2007

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	315,409	310,054	782,008	5,218	1,412,689
Intersegment revenue	81,390	18,489	8,769	(108,648)	-
Total segment revenue	396,799	328,543	790,777	(103,430)	1,412,689
Other income	8,962	2,410	3,938	-	15,310
Segment Result					
Profit/(loss) before income tax	143,568	53,682	122,798	3,444	323,492
Income tax expense					(83,615)
Profit after income tax					239,877
Depreciation	7,877	7,863	7,064	-	22,803
Other non-cash expenses	4,379	2,428	5,494	-	12,301
Liabilities					
Total segment liabilities	71,992	122,403	691,471	16,674	902,540
Assets					
Total segment assets	944,466	278,389	2,080,248	(1,567,988)	1,735,115
Carrying value of investments in associates and joint ventures included in segment assets	904	15,197	-	-	16,101
Segment assets acquired during the reporting period:					
Property, plant & equipment	8,342	9,399	8,630	-	26,371
Other Non-Current segment assets	33,321	5,265	24,942	-	63,528
Total	41,663	14,664	33,572	-	89,899

NOTES TO THE FINANCIAL STATEMENTS

PRIMARY BASIS – Geographical Segments 2006

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	248,773	238,100	712,919	6,228	1,206,020
Intersegment revenue	38,447	6,190	6,013	(50,650)	-
Total segment revenue	287,220	244,290	718,932	(44,422)	1,206,020
Other income	6,069	9,254	809	770	16,902
Segment Result					
Profit/(loss) before income tax	60,366	34,561	84,028	2,172	181,127
Income tax expense					(40,976)
Profit after income tax					140,151
Depreciation	6,693	7,217	10,781	-	24,691
Other non-cash expenses	3,158	291	3,381	-	6,830
Liabilities					
Total segment liabilities	55,889	89,753	728,637	28,646	902,925
Assets					
Total segment assets	794,002	254,397	1,856,954	(1,302,560)	1,602,793
Carrying value of investments in associates and joint ventures included in segment assets	529	8,371	-	-	8,900
Segment assets acquired during the reporting period:					
Property, plant & equipment	11,201	8,754	6,966	-	26,921
Other Non-Current segment assets	9,689	51,217	15,035	-	75,941
Total	20,890	59,971	22,001	-	102,862

SECONDARY BASIS - Business Segments 2007

Major business segments	Shareholder Relationship Management Services $000	Corporate Services $000	Communication Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	85,527	3,586	75,678	1,101,349	117,080	24,252	5,217	1,412,689
Intersegment revenue	3,566	84,853	153,899	17,909	2,578	144,615	(407,420)	-
Total segment revenue	89,093	88,439	229,577	1,119,258	119,658	168,867	(402,203)	1,412,689
Other income	9,774	3,150	53	2,056	5	272	-	15,310
Segment Result								
Profit/(loss) before income tax	21,249	41,005	21,986	211,001	12,907	12,142	3,202	323,492
Income tax expense								(83,615)
Profit after income tax								239,877
Depreciation	458	865	4,596	6,767	124	9,994	-	22,803
Other non-cash expenses	48	3,688	961	7,276	163	165	-	12,301
Liabilities								
Total segment liabilities	17,746	492,755	16,181	315,467	34,630	19,992	5,769	902,540
Assets								
Total segment assets	142,882	1,605,096	73,259	1,426,455	25,801	40,765	(1,579,142)	1,735,115
Carrying value of investments in associates and joint ventures included in segment assets	-	-	-	16,101	-	-	-	16,101
Segment assets acquired during the reporting period:								
Property, plant & equipment	153	1,705	2,511	9,903	139	11,960	-	26,371
Other Non-Current segment assets	-	-	893	61,149	-	1,486	-	63,528
Total	153	1,705	3,404	71,052	139	13,446	-	89,899

NOTES TO THE FINANCIAL STATEMENTS

SECONDARY BASIS - Business Segments 2006

Major business segments	Shareholder Relationship Management Services $000	Corporate Services $000	Communication Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	86,760	1,691	63,168	939,048	83,400	25,725	6,228	1,206,020
Intersegment revenue	7,932	38,220	98,384	12,840	777	82,101	(240,254)	-
Total segment revenue	94,692	39,911	161,552	951,888	84,177	107,826	(234,026)	1,206,020
Other income	527	1,309	55	5,692	415	8,133	771	16,902
Segment Result								
Profit/(loss) before income tax	12,760	(3,230)	9,774	132,310	15,502	14,782	(771)	181,127
Income tax expense								(40,976)
Profit after income tax								140,151
Depreciation	975	689	4,373	8,857	142	9,655	-	24,691
Other non-cash expenses	630	2,684	796	2,594	83	43	-	6,830
Liabilities								
Total segment liabilities	31,770	541,490	15,041	256,058	42,165	12,055	4,346	902,925
Assets								
Total segment assets	150,238	1,320,783	73,567	1,231,761	110,537	21,335	(1,305,428)	1,602,793
Carrying value of investments in associates and joint ventures included in segment assets	-	-	-	8,900	-	-	-	8,900
Segment assets acquired during the reporting period:								
Property, plant & equipment	1,035	1,938	8,077	7,588	5	8,278	-	26,921
Other Non-Current segment assets	-	-	2,596	73,345	-	-	-	75,941
Total	1,035	1,938	10,673	80,933	5	8,278	-	102,862

Segment information is prepared in conformity with the accounting policies of the entity as disclosed below and Accounting Standard, AASB 114 Segment Reporting.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. Corporate segment assets also include financial assets. Segment liabilities consist primarily of trade and other payables, employee entitlements and other provisions. Corporate segment liabilities also include borrowings. Segment assets and liabilities do not include income taxes.

40. ASSOCIATED ENTITIES

Details of interests in associated entities are as follows:

Name	Principal Activities	Place of Incorporation	Ownership Interest 2007 %	Ownership Interest 2006 %	Balance Date	Consolidated Carrying amount 2007 $000	Consolidated Carrying amount 2006 $000
Equity accounted							
Chelmer Limited	Computer Technology Services	New Zealand	**50%**	50%	30 June	**-**	-
National Registry Company	Investor Services	Russia	**65%**	45%	31 December	**-**	8,371
Registrar Nikoil Company JSC	Investor Services	Russia	**40%**	-	31 December	**11,454**	-
Netpartnering Limited	Investor Services	UK	**25%**	-	31 December	**3,743**	-
Total investments in associated entities						**15,197**	8,371

Voting power is in accordance with the ownership interest held.

	2007 $000	2006 $000
Share of associates results		
Profit/(loss) before income tax	**3,478**	4,061
Income tax expense	**(797)**	(698)
Profit/(loss) after tax	**2,681**	3,363
Share of net result of associates	**2,681**	3,363
Retained profits at the beginning of the financial year	**6,374**	3,011
Effect of associates becoming subsidiary undertakings	**(7,332)**	-
Retained profits at the end of the financial year	**1,723**	6,374
Share of associates reserves		
Foreign currency translation reserve		
Balance at the beginning of the financial year	**6**	(123)
Share of translation of overseas associates	**66**	129
Effect of associates becoming subsidiary undertakings	**207**	-
Balance at the end of the financial year	**279**	6
Movements in carrying value of investments in associates		
Carrying amount at the beginning of the financial year	**8,371**	4,879
Investments acquired during the year	**13,408**	-
Share of net result after income tax	**2,681**	3,363
Effect of associates becoming subsidiary undertakings	**(9,536)**	-
Share of movement in reserves during the financial year	**273**	129
Carrying amount at the end of the financial year	**15,197**	8,371

Share of associates capital expenditure commitments

There are no material capital expenditure commitments in respect of associates at balance date.

Share of associates contingent liabilities

There are no material contingent liabilities in respect of associates at balance date.

NOTES TO THE FINANCIAL STATEMENTS

41. JOINT VENTURES

Details of interests in joint ventures are as follows:

			Ownership Interest		Consolidated Carrying amount	
			2007	2006	**2007**	2006
Name	**Principal Activities**	**Place of Incorporation**	**%**	%	**$000**	$000
Japan Shareholder Services	Investor services	Japan	**50%**	50%	**904**	529

	Consolidated	
	2007	2006
	$000	$000
Retained profits (loss) attributable to the joint venture		
At the beginning of the financial year	**(82)**	-
At the end of the financial year	**237**	(82)
Foreign currency translation reserve attributable to the joint venture		
At the beginning of the financial year	**-**	-
At the end of the financial year	**76**	-
Movement in carrying amount of investment in joint venture		
Carrying amount at the beginning of the financial year	**529**	-
Investments acquired during the year	**-**	611
Foreign exchange on opening carrying value	**76**	-
Share of net result of joint ventures after income tax	**276**	(82)
Share of movement in reserves during the financial year	**23**	-
Carrying amount at the end of the financial year	**904**	529
Share of joint venture revenues, expenses and results		
Revenues	**2,462**	-
Expenses	**(1,997)**	(164)
Profit/(loss) before related income tax	**465**	(164)
Share of joint venture assets and liabilities	**-**	-

Share of joint venture capital expenditure commitments
There are no material capital expenditure commitments in respect of joint ventures at balance date.

Share of joint venture contingent liabilities
There are no material contingent liabilities in respect of joint ventures at balance date.

42. INTERESTS IN EQUITY

	Members of the Parent entity		Minority Interests	
	2007	2006	**2007**	2006
	$000	$000	**$000**	$000
Interest in the equity of the consolidated entity:				
Contributed equity – ordinary shares	**344,541**	418,419	**4,645**	4,964
Reserves	**63,894**	23,475	**910**	(2,795)
Retained profits	**414,658**	251,125	**3,926**	4,680
Total interest in equity	**823,093**	693,019	**9,481**	6,849

DIRECTORS' DECLARATION

In the directors' opinion:

(a) the financial statements and notes set out on pages 41 to 96 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of its performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable;

(c) the audited remuneration disclosures set out on pages 28 to 36 of the directors' report comply with Accounting Standards AASB 124 *Related Party Disclosures* and the *Corporations Regulations 2001*; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 30 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 30.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*.

C.J. MORRIS
Executive Chairman

17 September 2007

W.S. CROSBY
Director

STATEMENT TO THE BOARD OF DIRECTORS

The Chief Executive Officer and Chief Financial Officer state that:

(a) with regard to the integrity of the financial statements of Computershare Limited and its subsidiaries (the Group) for the year ended 30 June 2007 that:

 (i) the financial statements and notes thereto comply with Accounting Standards in all material respects;

 (ii) the financial statements and notes thereto give a true and fair view, in all material respects of the financial position and performance of the company and consolidated entity;

 (iii) in our opinion, the financial statements and notes thereto are in accordance with the Corporations Act 2001; and

 (iv) in our opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due payable.

(b) with regard to the Group's risk management and internal compliance and control systems for the year ended 30 June 2007:

 (i) the statements made in (a) above regarding the integrity of the financial statements and notes thereto is founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the Board;

 (ii) the risk management and internal compliance and control systems to the extent they relate to financial reporting are operating effectively and efficiently, in all material respects, based on the risk management model adopted by the company; and

 (iii) nothing has come to our attention since 30 June 2007 that would indicate any material change to the statements in (i) and (ii) above.

W.S. CROSBY
Chief Executive Officer

17 September 2007

T.F. HONAN
Chief Financial Officer

INDEPENDENT AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile + 61 3 8603 1999

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Computershare Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Computershare Limited and the Computershare Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in the directors' report and not in the financial report. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report contains information also, for which an auditors' opinion is not required and has not been formed. These disclosures have been identified as such.

Directors' responsibility for the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

INDEPENDENT AUDITOR'S REPORT

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Matters relating to the electronic presentation of the audited financial report

This audit report relates to the financial report and remuneration disclosures of Computershare Limited for the financial year ended 30 June 2007 included on the Computershare Limited web site. The company's directors are responsible for the integrity of the *Computershare Limited web site. We have not been engaged to report on the integrity of this web site. The audit report refers only* to the financial report and remuneration disclosures identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report or remuneration disclosures. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report and remuneration disclosures to confirm the information included in the audited financial report and remuneration disclosures presented on this web site.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report

In our opinion:

(a) the financial report of Computershare Limited is in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report

In our opinion, the remuneration disclosures contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

PricewaterhouseCoopers

Simon Gray

Simon Gray
Partner

Melbourne
17 September 2007

SHAREHOLDER INFORMATION

This section contains additional information required by the Australian Stock Exchange Limited listing rules not disclosed elsewhere in this report.

SHAREHOLDINGS

Substantial Shareholders

The following information is extracted from the Company's Register of Substantial Shareholders.

Name	Date of notice to Company	Number of ordinary shares
Fidelity Management Research Company & Fidelity International Limited	11 September 2007	68,354,364
Christopher John Morris	21 August 2006	56,690,527
Anthony Norman Wales (Welas Pty Ltd)	25 August 2006	30,092,384
West Side Investment Management, Inc.	14 June 2007	29,605,000

Class of shares and voting rights

At 4 September 2007 there were 28,012 holders of ordinary shares in the Company. The voting rights attaching to the ordinary shares, set out in clause 50 of the Company's Constitution, are:

"(a) every member may vote

(b) on a show of hands every member has one vote, and

(c) on a poll every member has:

(i) for each fully paid share held by the member, one vote; and

(ii) for each partly paid share held by the member, a fraction of a vote equivalent to the proportion that the amount paid up bears to the total issue price of the share."

Distribution of shareholders of shares as at 4 September 2007

Size of holding	Ordinary shareholders
1 – 1,000	10,031
1,001 - 5,000	13,144
5,001 - 10,000	2,740
10,001 - 100,000	1,922
100,001 and over	175
Total shareholders	28,012

There were 125 shareholders holding less than a marketable parcel of 50 ordinary shares at 4 September 2007.

SHAREHOLDER INFORMATION

Twenty Largest Shareholders of ordinary shares as at 4 September 2007

	Ordinary shares	
	Number	**%**
J.P. Morgan Nominees Australia	91,827,809	15.95
HSBC Custody Nominees Limited	57,220,647	9.94
Finico Pty Limited (Christopher John Morris)	55,690,427	9.67
National Nominees Limited	39,334,704	6.83
Welas Pty Limited (Anthony Norman Wales)	30,092,384	5.23
West Side Investment Management Inc	25,000,000	4.34
HSBC Custody Nominees Limited (GSCO ECSA)	22,738,299	3.95
Citicorp Nominees Pty Ltd	18,731,815	3.25
P. J. Maclagan	15,977,176	2.77
ANZ Nominees Limited	12,575,960	2.18
Computershare Clearing Pty Ltd	8,805,967	1.53
Cogent Nominees Pty Ltd	8,379,902	1.46
M.J. O'Halloran	8,190,000	1.42
Australian Foundation Investment Company Limited	8,156,355	1.42
Queensland Investment Corporation	5,228,318	0.91
UBS Nominees Pty Ltd	4,474,243	0.78
AMP Life Limited	4,174,537	0.73
ARGO Investments Limited	4,041,166	0.70
RBC Global Services Australia Nominees Pty Limited	3,734,349	0.65
CPU Share Plans Pty Limited	2,510,148	0.44
Total	426,884,206	74.15

OFFICE LOCATIONS



Dublin
Edinburgh
Bristol
Hamburg
London
Moscow
Schwabhausen
Ratingen
Frankfurt
Ursensollen
Madrid
Munich
Rome
Milan
Paris
Channel Islands
Hyderabad
Singapore
Johannesburg
Beijing
Tokyo
Hong Kong
Perth
Adelaide
Brisbane
Sydney
Melbourne
Auckland
Winnipeg, MB
Richmond Hill, ON
Toronto, ON
Calgary, AB
Vancouver, BC
Montreal, QC
Halifax, NS
Golden, CO
(Denver)
San Francisco, CA
Plano, TX
(Dallas)
The Woodlands, TX
(Houston)
Canton, MA
(Boston)
Edison, NJ
New York, NY
Hauppauge, NY
Shelton, CT
Jersey City, NY
East Rutherford, NJ
Atlanta, GA
Cleveland, OH
Chicago, IL
Burr Ridge, IL

North America

Canada
Calgary, AB
Halifax, NS
Montreal, QC
Richmond Hill, ON
Toronto, ON
Vancouver, BC
Winnipeg, MB

United States of America
Atlanta, GA
Canton, MA
Chicago, IL
Cleveland, OH
East Rutherford, NJ
Edison, NJ
Glendale, CA
Golden, CO
Hauppauge, NY
Jersey City, NJ
New York, NY
San Francisco, CA
Shelton, CT
The Woodlands, TX

Asia Pacific

Australia
Adelaide
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Hong Kong

India
Hyderabad

Japan
Tokyo

New Zealand
Auckland

EMEA

Channel Islands
St Helier Jersey

Germany
Munich

Ireland
Dublin

Russia
Moscow

South Africa
Johannesburg

United Kingdom
Bristol
Edinburgh
London

CORPORATE DIRECTORY

DIRECTORS
Christopher John Morris
(Executive Chairman)

William Stuart Crosby
(Chief Executive Officer)

Alexander Stuart Murdoch

Philip Daniel DeFeo

William E Ford

Dr Markus Kerber

Simon David Jones

Penelope Jane Maclagan

Anthony Norman Wales

Arthur Leslie Owen

COMPANY SECRETARIES
Dominic Matthew Horsley

Katrina Diana Bobeff

REGISTERED OFFICE
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

STOCK EXCHANGE LISTING
Australian Stock Exchange

SOLICITORS
Minter Ellison
Level 23, Rialto Towers
525 Collins Street
Melbourne VIC 3000

AUDITORS
PricewaterhouseCoopers
Freshwater Place
2 Southbank Boulevard
Southbank VIC 3006

SHARE REGISTRY
Computershare Investor
Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

PO Box 103
Abbotsford VIC 3067

Telephone 1300 307 613
(within Australia)

+61 3 9415 4222

Facsimile +61 3 9473 2500

INVESTOR RELATIONS
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

Telephone +61 3 9415 5000
Facsimile +61 3 9473 2434

Email
investor.relations@computershare.com.au

Website www.computershare.com

BANKERS
National Australia Bank Limited
500 Bourke Street
Melbourne VIC 3000

Australia and New Zealand Banking
Group Limited
530 Collins Street
Melbourne VIC 3000

The Royal Bank of Scotland Plc
Corporate and Institutional Banking
135 Bishopsgate
London EC2M 3UR
United Kingdom



To view the Shareholder Review,
visit our website:

www.computershare.com

Designed and procured by Computershare Communication Services Limited

Melbourne
21 Wirraway Drive
Port Melbourne VIC 3207
Telephone +61 3 9415 5000

Computershare

HEAD OFFICE

Computershare Limited
ABN 71 005 485 825

Yarra Falls, 452 Johnston Street
Abbotsford, Victoria 3067
Australia

Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

The Annual Report and
Shareholder Review are available online

www.computershare.com

certainty

COMPUTERSHARE SHAREHOLDER REVIEW 2007

CERTAINTY | INGENUITY | ADVANTAGE

Computershare

"In 2007, Computershare delivered record results for the fourth successive year and we are expecting 2008 to continue that trend."

Chris Morris, Executive Chairman

The financial results reflected in this Shareholder Review cover the consolidated entity consisting of Computershare Limited and its subsidiaries, and are presented in United States (US) dollars unless otherwise noted.

A separate notice of meeting, including a proxy form, is enclosed with this Shareholder Review.

A MESSAGE FROM THE CHAIRMAN AND CEO

We are delighted to present Computershare's 2007 Shareholder Review, detailing a fourth successive year of record growth. Computershare's exceptional performance came amidst improved global market conditions, but was also fuelled by significant margin improvement. All major business lines and regions contributed to the record result, with strong levels of cash flow generation.

OUR PERFORMANCE

Computershare's management earnings per share increased 61% to 36.68 cents per share, compared to 22.74 cents per share in FY2006. Reported basic earnings per share was 39.08 cents.

Management net profit after minority interests was $219.4 million, an increase of 62% over FY2006. Reported net profit after minority interests was $233.8 million.

Total revenues increased 17% to $1,418.4 million, predominantly from existing businesses, while operating cash flows grew 75% to $321.0 million.

CAPITAL MANAGEMENT

The total dividend for the year was AU 17 cents per share unfranked, a 31% increase on FY2006.

On 15 November 2006 Computershare announced an on-market buy back of up to 25 million ordinary shares over a six month period. On 24 May 2007 Computershare announced an extension of the buy back period until 29 November 2007. On 15 August 2007, the Company announced that the buy back had been increased to a total of 45 million ordinary shares and was extended to 31 January 2008.

Since the inception of this buy back program until 11 September 2007, the Company has purchased 27,837,741 shares at a total cost of AU$280.9 million. Issued ordinary shares outstanding were 590,859,068 at 30 June 2007, a net reduction during FY2007 of 8,357,491.

OUTLOOK

Computershare will continue to follow a clear strategy:

1. Drive operational quality and efficiency through improved measurement, benchmarking and technology.
2. Improve our front office skills to protect and drive revenue through more effective account management, new business generation and exploitation of cross-selling opportunities.
3. Seek acquisition and other growth opportunities where we can add value and enhance returns for Computershare shareholders.

The excellent performance of the past year has the Company powerfully positioned to execute on its strategy. Our operating margins are healthy, our balance sheet is strong and is able to support both acquisitions and capital management activities, and our technology, client-facing and operational strengths equip us to face the future with confidence.

We look forward to continuing the strong and sustained growth into 2008 and beyond.

Chris Morris
Executive Chairman

Stuart Crosby
Chief Executive Officer

North America

The North American businesses delivered another excellent result, maintaining strong revenue and earnings momentum following an exceptional FY2006. Revenue growth of 10% to $782.4 million was largely driven by increased corporate transaction and merger and acquisition (M&A) activity together with higher comparative interest rates and acquisition synergies, resulting in a 57% contribution of consolidated earnings before tax, interest, depreciation and amortisation (EBITDA) totalling $212.4 million.

North American regional highlights included:

> Completion of EquiServe and SunTrust Bank integrations

> Georgeson retained as proxy solicitor on five of the year's top ten US M&A transactions

> Secured 285 new IPO clients, 30 new investor services clients through competitive tenders and 48 new employee share plan administration clients.

Asia Pacific

Improved pricing, higher levels of Australian corporate action and M&A activity, and outstanding Hong Kong IPO results, contributed to the Asia Pacific region's improved results. These factors resulted in a 26% revenue increase to $319.5 million and a 20% contribution ($73.0 million) of consolidated EBITDA. Computershare's Indian business, opportunities in China and the Australian Fund Services business are expected to contribute to regional growth.

Asia Pacific regional highlights included:

> Industrial and Commercial Bank of China IPO (the largest in history by value)

> Plan Managers' Australian alliance with Citi Smith Barney (formerly Citigroup) to provide wealth management solutions

> Won first major Australian health fund demutualisation for NIB Health Funds.

Europe, Middle East and Africa (EMEA)

The regional momentum generated by the recovery of the UK business in 2H06 continued, with increased M&A and corporate transaction activity and the positive interest rate environment contributing to 28% revenue growth to $311.3 million and a consolidated EBITDA contribution of 23% ($85.1 million). The increased presence in Russia is likely to drive growth over the coming year, while UK investor services opportunities may emerge from the sale of major UK competitor Lloyds TSB Registrars.

EMEA regional highlights included:

> Investor Services and Plan Managers businesses significantly grew earnings

> UK custodial tenancy Deposit Protection Scheme administration won

> Operational efficiencies delivered and commercial terms improved with key UK clients.

Global

The success of Computershare's Global Capital Markets group and Global Transaction Unit underline the value of the Company's global business model and common technology. By facilitating the more efficient transfer of stock between markets, these teams play an integral role in completing the New York Stock Exchange-Euronext merger as well as landmark cross-border listings in Dubai, Depositary Interest listings in the UK and cross-border transactions for a number of Canadian, South African, Australian and UK companies.

REGIONAL RESULTS

NORTH AMERICA


+10%
REVENUE
152.3
253.3
352.2
711.2
782.4
03
04
05
06
07
(US$M)


+45%
EBITDA
21.2
51.0
69.5
146.8
212.4
03
04
05
06
07
(US$M)

ASIA PACIFIC


+26%
REVENUE
132.9
201.2
250.5
253.7
319.5
03
04
05
06
07
(US$M)


+52%
EBITDA
31.5
45.0
62.0
48.0
73.0
03
04
05
06
07
(US$M)

EMEA


+28%
REVENUE
136.4
179.1
214.5
242.3
311.3
03
04
05
06
07
(US$M)


+88%
EBITDA
26.1
34.3
34.6
45.3
85.1
03
04
05
06
07
(US$M)

GLOBAL PERSPECTIVE



Regional Analysis

Total Revenue



55%
NORTH AMERICA
23%
ASIA PACIFIC
22%
EMEA

EBITDA



57%
NORTH AMERICA
20%
ASIA PACIFIC
23%
EMEA

North America

Canada
Calgary, AB
Halifax, NS
Montreal, QC
Richmond Hill, ON
Toronto, ON
Vancouver, BC
Winnipeg, MB

United States of America
Atlanta, GA
Canton, MA
Chicago, IL
Cleveland, OH
East Rutherford, NJ
Edison, NJ
Glendale, CA
Golden, CO
Hauppauge, NY
Jersey City, NJ
New York, NY
San Francisco, CA
Shelton, CT
The Woodlands, TX

Asia Pacific

Australia
Adelaide
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Hong Kong

India
Hyderabad

Japan
Tokyo

New Zealand
Auckland

Computershare has over 10,000 employees around the world and serves 14,000 corporations and 100 million shareholders and employee accounts in 17 countries across five continents.

PERFORMANCE INDICATORS



EMEA

Channel Islands
St Helier Jersey

Germany
Munich

Ireland
Dublin

Russia
Moscow

South Africa
Johannesburg

United Kingdom
Bristol
Edinburgh
London

EARNINGS*



6.94
13.52
16.12
22.74
36.68
03
04
05
06
07
PER SHARE (US cents)

+61%
EPS

SALES REVENUE



408.6
619.1
795.7
1198.3
1404.2
03
04
05
06
07
(US$M)

+17%
SALES REVENUE

EBITDA*



78.8
130.3
158.5
240.1
370.5
03
04
05
06
07
(US$M)

+54%
EBITDA

FREE CASH FLOW



34.3
81.5
86.2
158.6
295.3
03
04
05
06
07
(US$M)

+86%
CASH FLOW

Indicators presented were prepared under "AGAAP" prior to 2005.
* Management adjusted basis.

"Computershare's exceptional performance came amidst improved global market conditions, but was also fuelled by significant margin improvement. Pleasingly, all major business lines and regions contributed to the record result, with strong levels of cash flow generation." Stuart Crosby - Chief Executive Officer

INVESTMENT ANALYSIS

NET OPERATING CASH FLOWS VS CAPITAL EXPENDITURE


Capital expenditure
Net operating cash flows
11.9
44.8
14.8
96.7
24.1
109.8
24.7
183.6
25.7
321.0
03
04
05
06
07
(US$M)

TECHNOLOGY COSTS


Technology costs as a % of sales revenue
49.1
65.4
79.8
115.6
132.0
12.0%
10.6%
10.0%
9.6%
9.4%
03
04
05
06
07
(US$M)

CAPITAL EXPENDITURE

Capital expenditure totalled $25.7 million, a level consistent with the last three years. Capital expenditure included occupancy upgrades of $4.4 million, technology infrastructure of $15.0 million and Communication Services equipment of $4.5 million.

Acquisitions

Computershare continued to actively acquire businesses, albeit on a reduced scale in comparison to FY2006. Acquisitions included:

> Russian registrar NIKoil (40%)

> Investor services business of Western Corporate Services, trading as US Stock Transfer Corporation

> Corporate trust assets of Toronto Dominion Bank Financial Group

> Permail, a Sydney-based direct mail and customer communications company

> PortfolioServer, a leading Australian unit registry technology business.

Computershare also increased ownership in:

> National Registry Company in Russia (from 45% to 65%)

> Hong Kong Investor Services (from 70% to 100%).

Computershare divested ownership in:

> Analytics (100%).

Post Balance Date

> 5 July 2007 - announced the acquisition of Ireland-based Datacare Software Group Limited, a leading global provider of entity management software.

> 24 July 2007 - announced the acquisition of the investor services business of UMB Bank in the USA.

TECHNOLOGY PRIORITIES

Computershare's total technology expenditure rose 14% to $132.0 million, its ratio to sales revenue falling marginally to 9%. The total spend included $43.3 million in research and development expenditure, which was expensed during the period.

The Company focused on enhancing client solutions using technology applications, while also driving the globalisation products such as Proxy Watch (from the US to the UK and Australia) and the UK Deposit Protection Scheme offering. There continued to be significant investment in developing systems that support our core business.

Priorities for the coming year include enhancing client reporting using data warehousing techniques, improving the functionality and useability of self-service and other web applications, and enhancing contact centre capabilities including IVR (using speech recognition), call quality, average call times and workforce planning.

FINANCIAL HIGHLIGHTS

	JUNE 2007	JUNE 2006	% CHANGE
PROFIT (US$M)			
Sales revenue	1,404.2	1,198.3	17%
Earnings before interest, tax, depreciation and amortisation*	370.5	240.1	54%
Net profit after minority interests*	219.4	135.5	62%
BALANCE SHEET (US$M)			
Total assets	1,735.1	1,602.8	8%
Total shareholders' equity	832.6	699.9	19%
PERFORMANCE INDICATORS			
Basic earnings per share	39.08 cents	22.88 cents	71%
Management earnings per share*	36.68 cents	22.74 cents	61%
Free cash flow	$295.3M	$158.6M	86%
Net debt to EBITDA*	0.9 times	1.7 times	
Return on equity	26.4%	19.4%	
Staff numbers	10,465	10,255	

* These financial indicators are based on management adjusted results that exclude certain items to permit more appropriate and meaningful analysis of underlying performance on a comparative basis.

"On behalf of the Board of Directors, I would again like to recognise the wonderful contribution of our global staff to this outstanding result, and thank our shareholders and clients for their ongoing support."

Chris Morris - Executive Chairman

CORPORATE SOCIAL RESPONSIBILITY

Computershare's approach to corporate responsibility has remained consistent in 2007, with the eTree and Change a Life programs being the key initiatives.

eTree

For more information visit:

Australia	**www.etree.com.au**
Canada	**www.etree.ca**
UK	**www.etreeuk.com**
USA	**www.etreeusa.com**

Change a life

www.computersharecares.com

UPDATE ON KEY INITIATIVES

eTree

Computershare's eTree initiative has continued its resounding environmental success, with 133 major companies participating around the world, more than 2.2 million trees planted, and over 780,000 investors now receiving their communications online.

Legislation in Australia, the UK and Canada has recently been passed to promote the electronic distribution of investor communications. The United States has adopted a new regulatory framework with similar aims. These changes have significantly increased the pressure on companies to develop online investor communication strategies, and Computershare is leading the way in developing and deploying innovative and effective solutions, of which eTree is a vital part.

eTree operates in partnership with Landcare Australia, American Forests, Tree Canada Foundation, the Woodland Trust (UK), and Food and Trees for Africa.

Change a Life

Now in its second year, Computershare's Change a Life initiative has raised over AU$1.9 million from employee donations, corporate contributions and fundraising campaigns. The money is being used to partner with respected charities including World Vision and CARE Australia to fund projects that address poverty and empower communities to effect change around the world.

Current projects supported by Change a Life include a mobile eye care clinic in Ethiopia, a farmer-managed natural regeneration project in Chad, a community development project in Laos and an educational program in Sri Lanka. More recently, the Change a Life program pledged its support to the Australia Cambodia Foundation in funding Sunrise Children's Village, a new orphanage project in Cambodia (www.sunrisechildrensvillage.org).

The Change a Life program has recently been expanded to provide Computershare shareholders with the opportunity to contribute to this worthy program by donating their dividends.

A highlight of the past year was a 500km cycling challenge across Laos, which saw 23 Computershare employees from around the globe raise over AU$140,000 for CARE Australia, and in the process visit a village receiving funding from the Change a Life initiative.

OUTLOOK AND PRIORITIES

Computershare will continue to provide leadership in online investor communications by promoting eTree and a range of other initiatives. Computershare has made a long-term commitment to the Change a Life initiative and plans to expand the program to include additional projects. For more information on the projects supported by Change a Life visit – **www.computersharecares.com**

FINANCIAL CALENDAR

2007

6 September	Books close for final dividend
27 September	Final dividend paid
14 November	The Annual General Meeting of Computershare Limited ABN 71 005 485 825 Location: Computershare Conference Centre Yarra Falls, 452 Johnston Street Abbotsford, Victoria 3067 Time: 10.00am

2008

13 February	Announcement of financial results for the half year ending 31 December 2007

The paper stocks used in the production of this document are made in Australia from 100% recycled waste paper.

ISO 14001 certification demonstrates compliance to the requirements of an environmental management system which is followed during the paper mill production of text stocks.

Environmental Management Systems (EMS) is a business strategy supported by documented procedures to ensure environmental matters are anticipated and addressed as part of our corporate governance commitment.

COMPUTERSHARE NOTICE OF ANNUAL GENERAL MEETING

The 2007 Annual General Meeting of Computershare Limited (ABN 71 005 485 825)

Location: Conference Centre
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067

Date: Wednesday, 14 November 2007

Time: 10.00am

BUSINESS

1. Chairman's Address and Presentation by the Chief Executive Officer

2. Financial Statements and Reports

Consideration of the annual Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2007.

3. Remuneration Report

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That the Remuneration Report for the year ended 30 June 2007 is adopted."

Note: The Remuneration Report forms part of the Directors' Report in the 2007 Annual Report. The vote on this resolution is advisory only and does not bind the Company or its directors.

4. Re-election of Mr C J Morris as a Director

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Mr C J Morris, who retires from office under clause 66 of the Company's Constitution, is re-elected as a director of the Company."

5. Re-election of Mr P D DeFeo as a Director

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Mr P D DeFeo, who retires from office under clause 66 of the Company's Constitution, is re-elected as a director of the Company."

6. Re-election of Dr M Kerber as a Director

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Dr M Kerber, who retires from office under clause 66 of the Company's Constitution, is re-elected as a director of the Company."

7. Election of Mr A L Owen as a Director

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That Mr A L Owen, who retires from office under clause 65 of the Company's Constitution, is elected as a director of the Company."

8. Non-Executive Directors' Remuneration

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That the maximum annual amount of remuneration available to be paid to all non-executive directors, in aggregate, is increased by AU$500,000, from AU$1,000,000 per annum to AU$1,500,000 per annum."

9. Constitutional Amendment - Direct Voting and Presence at Directors' Meetings

To consider, and if thought fit, pass the following resolution as a special resolution:

"That the Company's Constitution is modified so that:

(a) The following clause is inserted as a new clause 55A:

'55A Direct Voting

The Directors may determine that, for any general meeting or class meeting, a Member who is entitled to attend and vote at that meeting may submit a direct vote. A 'direct vote' includes a vote delivered to the Company by post, fax or other electronic means approved by the Directors. The Directors may specify the form, method and timing of giving a direct vote in respect of a meeting, and any other requirements, in order for a direct vote to be valid.'

(b) Clause 73.10 is amended by inserting the underlined words set out below at the end of that clause:

'A quorum for meetings of Directors may be fixed by the Directors and unless so fixed, is three Directors present. The quorum must be present at all times during the meeting. For the purpose of determining the quorum only, a Director will be considered to be present at a meeting despite a temporary absence due to the Director leaving the room or experiencing a technological disruption.'"

VOTING EXCLUSION STATEMENT

As required by ASX Listing Rule 10.17, and in accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on Item 8 (Non-Executive Directors' Remuneration) by any director of the Company and their associates. However, the Company need not disregard a vote if it is cast by a director as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board

D M Horsley
Company Secretary
Melbourne, Australia
28 September 2007

Important information: It is important that you read the Explanatory Notes attached to this Notice of AGM. They form part of this Notice and contain information you need to know, including information regarding your right to appoint a proxy to attend the AGM.

EXPLANATORY NOTES

These Explanatory Notes are included in and form part of the Notice of AGM dated 28 September 2007.

1. Item 2 - Financial Statements and Reports

1.1 The Australian *Corporations Act 2001* (Cth) (*Corporations Act*) requires the Financial Report, the Directors' Report and the Auditor's Report to be received and considered at the AGM.

1.2 The Corporations Act does not require shareholders to vote on the reports. However, shareholders attending the AGM will be given a reasonable opportunity:

(a) to ask questions about or make comments on the management of the Company; and

(b) to ask the auditor or the auditor's representative, who will be present at the AGM, questions relevant to:

(i) the conduct of the audit;

(ii) the preparation and content of the Auditor's Report;

(iii) the accounting policies adopted by the Company in relation to the preparation of financial statements; and

(iv) the independence of the auditor in relation to the conduct of the audit.

1.3 A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if the question is relevant to:

(a) the content of the Auditor's Report to be considered at the AGM; or

(b) the conduct of the audit of the Financial Report to be considered at the AGM.

1.4 A question may be submitted by giving the question to the Company no later than the fifth business day before the day on which the AGM is held (ie, by Wednesday, 7 November 2007), and the Company will then pass that question on to the auditor. The Company will allow a reasonable opportunity for the auditor or their representative to answer the written questions submitted to the auditor.

1.5 The auditor will prepare a list of shareholder questions that the Company has passed on to the auditor, and which the auditor considers relevant to the matters specified in paragraph 1.3 above, and copies of that list will be reasonably available to shareholders attending the AGM.

2. Item 3 - Remuneration Report

2.1 The Directors' Report for the year ended 30 June 2007 contains a Remuneration Report, which sets out the policy for the remuneration of the directors and certain group executives of the Company and its subsidiaries.

2.2 The Corporations Act requires that a resolution be put to the vote of the Company's shareholders that the Remuneration Report be adopted.

2.3 The Corporations Act expressly provides that the vote is advisory only and does not bind the directors or the Company.

2.4 Shareholders attending the AGM will be given a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

3. Item 4 - Re-election of Mr C J Morris as a Director

Reasons for retirement and presentation for re-election

Under clause 66.1 of the Company's Constitution, at the close of each AGM, a number of directors must retire from office, being the greater of:

(a) the number determined by the directors;

(b) the number required for compliance with the ASX Listing Rules; or

(c) two.

The directors to retire by rotation at an annual general meeting are those directors who have been longest in office since their last election.

In addition, clause 66.4 of the Company's Constitution provides that a director must retire from office at the conclusion of the third annual general meeting after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office.

Under clause 83.6 of the Company's Constitution, the managing director is not subject to retirement by rotation and is not to be taken into account in determining the rotation of retirement of directors, although all other executive directors are subject to retirement by rotation.

A retiring director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

ASX Listing Rule 14.4 provides that a director must not hold office past the third annual general meeting after the director's appointment or three years, whichever is longer. This rule also does not apply to the managing director.

On 16 November 2006, Mr Morris stood down as Chief Executive Officer and assumed the position of Executive Chairman of the Company. While Chief Executive Officer, Mr Morris was exempt from the application of clause 66 of the Company's Constitution and ASX Listing Rule 14.4. However, as Mr Morris has ceased to be Chief Executive Officer he is no longer exempt from these requirements.

Mr Morris must retire in accordance with clause 66 of the Company's Constitution and, being eligible, presents himself for re-election.

Professional experience

Set out below is an overview of Mr Morris's professional background.

Name: **Christopher John Morris**
Position: Executive Chairman
Age: 59
Independent: No

Chris Morris stood down as Chief Executive Officer of the Company on 16 November 2006, having held that position since 1990. Chris was a founding member of Computershare in 1978, and his extensive knowledge of the securities industry and its user requirements from both a national and international perspective has been instrumental in developing Computershare into a global company. His passion and strategic vision have helped to create a company that is unique in its ability to provide a full range of solutions to meet the needs of listed companies and their stakeholders.

Chris is Chairman of the Nomination Committee and a member of the Remuneration Committee and the Acquisitions Committee. He is based in Melbourne.

Recommendation

The other directors unanimously support the re-election of Mr Morris.

4. Item 5 - Re-election of Mr P D DeFeo as a Director

Reasons for retirement and presentation for re-election

Having been re-elected as a director at the 2004 annual general meeting, Mr DeFeo must retire in accordance with clause 66 of the Company's Constitution and, being eligible, presents himself for re-election.

An explanation of clause 66 of the Company's Constitution and ASX Listing Rule 14.4, which is also relevant, is set out in section 3 above.

Professional experience

Set out below is an overview of Mr DeFeo's professional background.

Name: **Philip Daniel DeFeo** BA Economics (Iona, USA)
Position: Non-Executive Director
Age: 61
Independent: Yes

Philip DeFeo joined the Board of Computershare in 2002 as a non-executive director. Philip's strong reputation in the US marketplace and his financial services experience has further strengthened the expansion efforts of the Company and its subsidiaries, particularly in North America.

Philip is currently Managing Partner of Lithos Capital Partners LLC based in Connecticut, USA. He was formerly the Chairman and Chief Executive Officer of the California-based Pacific Exchange (PCX), one of the world's leading derivatives markets. Prior to taking up his role at PCX, Philip was President and CEO of Van Eck Associates Corp., a diversified global mutual fund and brokerage company specialising in alternative asset classes.

Philip's distinguished career includes the following senior appointments: Executive Vice President and Director of Marketing and Customer Service at Cedel International, the second largest provider of Eurobond clearance and custody services; Senior Vice President and a member of the Operating Committee at FMR Corporation (parent of Fidelity Investments); Managing Director for Worldwide Equities Operations and Systems at Lehman Brothers; and Senior Vice President in the International Securities Division at Bankers Trust Company in London. His professional career began with Procter and Gamble, where he managed operations.

Philip, who is based in Connecticut, is a member of the Nomination Committee.

Recommendation

The other directors unanimously support the re-election of Mr DeFeo.

5. Item 6 - Re-election of Dr M Kerber as a Director

Reasons for retirement and presentation for re-election

Having been re-elected as a director at the 2004 annual general meeting, Dr Kerber must retire in accordance with clause 66 of the Company's Constitution and, being eligible, presents himself for re-election.

An explanation of clause 66 of the Company's Constitution and ASX Listing Rule 14.4, which is also relevant, is set out in section 3 above.

Professional experience

Set out below is an overview of Dr Kerber's professional background.

Name: **Markus Kerber** Dipl.OEC, Dr. Rer. Soc.
Position: Non-Executive Director
Age: 44
Independent: Yes

Markus Kerber was appointed to the Board on 18 August 2004 as a non-executive director.

Markus is head of the Policy Planning, Europe and International Developments Department of the German Federal Ministry of the Interior. He is a major shareholder of GFT Technologies (GFT), one of Europe's leading IT services companies in the banking, logistics and industrial sectors. He was the CFO and COO for many years, resigning from the Board of GFT with effect from 31 December 2005. He was responsible for GFT's expansion strategy across Europe.

Prior to joining GFT, Markus worked as an investment banker in London in the equity capital markets division of both Deutsche Bank AG and S.G. Warburg & Co Limited.

He is a member of the London-based International Institute for Strategic Studies and the German Council on Foreign Relations in Berlin.

Markus is a member of the Acquisitions Committee and the Nomination Committee and is based in Berlin.

Recommendation

The other directors unanimously support the re-election of Dr Kerber.

6. Item 7 - Election of Mr A L Owen as a Director

Reasons for election

Under clause 65 of the Company's Constitution, the directors may appoint any person as a director to fill a casual vacancy or as an addition to the existing directors. A director appointed under this clause, unless appointed as an executive director and not subject to retirement in accordance with the ASX Listing Rules, will hold office until the end of the next annual general meeting of the Company, at which point the director may be elected as a director, but will not be taken into account in determining the directors who must retire by rotation.

Mr Owen was appointed by the directors as an additional director on 1 February 2007. He holds office until the end of this AGM and, being eligible, presents himself for election.

Professional experience

Set out below is a summary of Mr Owen's professional background.

Name: **Arthur Leslie (Les) Owen** BSc, FIA, FIAA, FPMI
Position: Non-Executive Director
Age: 58
Independent: Yes

Les Owen was appointed to the Computershare Board on 1 February 2007.

Les is a qualified actuary with 35 years experience in the financial services industry. From January 2000 to September 2006, he was the Group Chief Executive Officer of AXA Asia Pacific Holdings Limited, one of Australia's top 50 listed companies. Prior to his appointment at AXA Asia Pacific, he was the Chief Executive Officer of AXA Sun Life plc, one of the largest life insurance companies in the UK. He was also a member of the Global AXA Group Executive Board.

Les is based in Bristol in the UK, although he splits his time between the UK and Australia and retains significant ties to Melbourne. He is a non-executive director of AXA UK and the Football Federation of Australia, and is a member of the Federal Treasurer's Financial Sector Advisory Council.

Les is a member of the Risk and Audit Committee and the Nomination Committee.

Recommendation

The other directors unanimously support the election of Mr Owen.

7. Item 8 – Non-Executive Directors' Remuneration

Clause 69.1 of the Company's Constitution states that, subject to the ASX Listing Rules, the total remuneration payable to the Company's non-executive directors as a whole for their services must not exceed the maximum aggregate amount determined from time to time by the Company in general meeting. ASX Listing Rule 10.17 requires any increase in the total remuneration payable by the Company to its non-executive directors to be approved by the Company's shareholders.

At the moment, the maximum aggregate amount that the Company may pay to all its non-executive directors is capped at AU$1,000,000 per annum. This amount was approved by an ordinary resolution of the Company's shareholders at the 2004 annual general meeting. As the total remuneration that the Company currently pays to all its non-executive directors as a group is in the vicinity of this amount, it is proposed to increase the maximum annual amount by AU$500,000 from AU$1,000,000 per annum to AU$1,500,000 per annum.

This increase will provide the Company with greater scope for the future so as to ensure that the Company can continue to attract and retain high calibre non-executive directors, having regard to the nature, complexity and geographical spread of the Company's operations. It will also ensure that the remuneration of the Company's non-executive directors is:

(a) consistent with market practice; and

(b) reflects the increasing demands being placed on non-executive directors in terms of their time spent on matters associated with the Company and their risk and accountability resulting from the provision of their services.

Recommendation

Mr Morris, Ms Maclagan and Mr Crosby are executive directors and, accordingly, Item 8 (Non-Executive Directors' Remuneration) does not apply to them. Nonetheless, given each non-executive director's interest in this matter, the Board makes no recommendation on this resolution.

8. Item 9 – Constitutional Amendment – Direct Voting and Presence at Directors' Meetings

Direct Voting

It is proposed that a new clause 55A (Direct Voting) be inserted into the Company's Constitution so that, in the future, the Company may allow shareholders to vote directly on resolutions considered at a general or class meeting by mailing, faxing or using other electronic means as approved by the directors in order to lodge their votes with the Company prior to that meeting.

The inclusion of a direct voting provision in the Company's Constitution will mean that shareholders entitled to vote at a general or class meeting can still exercise their voting rights even where they do not attend the meeting personally and do not transfer their voting rights to a third party by appointing a proxy.

Direct voting will operate concurrently with, and will not replace, the proxy system currently provided for in the Company's Constitution and the Corporations Act. Shareholders will still be entitled to appoint proxies, even if the Company decides to provide for direct voting at a future general or class meeting. Direct voting will be an alternative option to shareholders appointing proxies or corporate representatives (as the case may be) where they are unable to attend a general or class meeting. However, if a shareholder appoints a proxy for a particular meeting and then subsequently lodges a direct vote, the Company will regard the proxy appointment as having lapsed for that meeting and, accordingly, the shareholder's direct vote will be effective.

If the Constitution is amended to make provision for direct voting on resolutions to be considered at future general and class meetings, the directors will develop a procedure governing the implementation and use of direct voting. This procedure will deal with various matters, including:

(a) whether a direct vote will be taken into account on a show of hands and on a poll or only on a poll; and

(b) the steps to be undertaken by shareholders in order for their direct vote to be valid, including the method and timing for lodging a direct vote.

Presence at Directors' Meetings

Under clause 73.4 of the Company's Constitution, and section 248D of the Corporations Act, a directors' meeting may be held with the directors communicating by any form of technology consented to by all directors, which consent may be a standing one. In addition, clause 73.5 of the Company's Constitution provides that the directors do not need to be physically present in the same place for a directors' meeting to be held.

By virtue of clause 73.10 of the Company's Constitution, a quorum for a meeting of directors is three directors. A quorum must be present at all times during a meeting of directors. Any decision made at a directors' meeting while a quorum is not present is legally invalid.

If a director is one of three directors (ie, the number required for a quorum) attending a meeting of directors and that director is attending by mobile telephone, which cuts out temporarily, there is a technical argument that the director ceases to be present at the meeting (despite being re-connected), in which case the meeting is unable to continue (as there will not be a continuous quorum present throughout the meeting).

Given that, in today's environment, it is usual for one or more directors to attend a directors' meeting by telephone or to be required to briefly leave the meeting to attend to another matter, it is proposed that clause 73.10 of the Company's Constitution be amended so as to ensure that a director will not cease to be present at a director's meeting as a result of a temporary absence from that meeting due to the director leaving the room or experiencing a technological disruption.

Recommendation

The Board unanimously recommends that shareholders vote in favour of this resolution.

INFORMATION FOR SHAREHOLDERS

1. Voting and Proxy Votes

Right to appoint a proxy

1.1 A shareholder entitled to attend and vote at the AGM has the right to appoint:

(a) a proxy; or

(b) if the shareholder is entitled to cast two or more votes, two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the shareholder's votes. If the shareholder appoints two proxies, neither proxy may vote on a show of hands.

1.2 Shareholders who do not plan to attend the AGM are encouraged to complete and return a proxy form, or to register their proxy electronically (see below). Shareholders may withdraw their proxy, and attend and vote at the AGM, even if they have sent a proxy form to the Company.

How to appoint a proxy

1.3 A shareholder may appoint a proxy by:

(a) using the form provided with this Notice of AGM; or

(b) the electronic medium available at the Company's website http://www.computershare.com/au/proxy/cpu. Shareholders who use this medium will be taken to have signed or authenticated their proxy form if it is submitted in accordance with the instructions given on the website.

No proxy qualifications

1.4 A proxy:

(a) need not be a shareholder of the Company; and

(b) may be an individual or a body corporate.

Directing a proxy's vote

1.5 A shareholder may direct their proxy how to vote by placing a mark in one of the boxes opposite each item of business on the proxy form. All of the shareholder's shares will be voted in accordance with such direction, unless the shareholder indicates that their proxy is:

(a) to vote only a portion of their votes on any item; or

(b) to cast their votes in different ways on any item,

by inserting the percentage or number of shares in the appropriate box or boxes.

1.6 If a shareholder does not mark any of the boxes on a given item, the proxy may vote as the proxy chooses. If the shareholder does not direct all of their votes on any item, the proxy may vote as the proxy chooses in respect of the undirected votes. If the shareholder directs the proxy to cast their votes in different ways on any item, the proxy must not vote on a show of hands in respect of that item, but may vote on a poll.

1.7 If a shareholder marks more than one box on an item, their vote on that item will be invalid. If a shareholder inserts percentages or number of shares in boxes on any item that in total exceed 100% or exceed the number of shares that the shareholder holds as at the voting entitlement time, the shareholder's vote on that item will be invalid, unless the shareholder inserted a number of shares in one box only on an item which exceeds the number of shares that they hold at that time, in which case it will be taken to be valid for the shares held at that time.

1.8 The Company's Executive Chairman, Mr Morris, will chair the AGM and intends to vote all undirected proxies in favour of all of the resolutions. Similarly, all directors will vote undirected proxies in favour of all of the resolutions. If you wish to appoint the Executive Chairman or another director as your proxy, and you do not wish to direct them how to vote, please tick the appropriate box on the form.

Signing the proxy form

1.9 If the shareholder is:

(a) an individual – the proxy form must be signed or otherwise authenticated by the shareholder or the shareholder's attorney; and

(b) a corporation – the proxy form must be signed or otherwise authenticated in accordance with the Corporations Act or under the hand of an attorney.

1.10 Where two or more persons are registered as a shareholder, each person must sign or authenticate the proxy form.

1.11 If the proxy form is completed by an individual or a corporation under a power of attorney, that power of attorney must be provided to the Company together with the completed proxy form, unless the Company has previously noted that power of attorney.

Lodging the proxy form

1.12 To be effective, the proxy form, together with any authority under which the proxy form was signed and which has not already been provided to the Company, must be received by the Company's share registry at its registered office at 452 Johnston Street, Abbotsford, Victoria, 3067, Australia by no later than 10:00am (Melbourne time) on Monday, 12 November 2007. A shareholder who wishes to appoint their proxy electronically through the Company's website must do so by no later than 10:00am (Melbourne time) on Monday, 12 November 2007.

1.13 Proxies, together with any authority under which they were signed and which has not already been provided to the Company, may also be lodged by facsimile if received by no later than 10:00am (Melbourne time) on Monday, 12 November 2007. The facsimile number for this purpose is +61 3 9473 2555.

Electronic voting

1.14 Electronic voting will again be used at this year's AGM and, accordingly, the Executive Chairman intends to call a poll, by electronic means, on each resolution.

Share register

1.15 The Company has determined, in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that for the purpose of the AGM (including voting), shares will be taken to be held by those persons recorded in the Company's register as at 7:00pm (Melbourne time) on Monday, 12 November 2007.

2. Corporate Representatives

2.1 Corporate shareholders and corporate proxies may appoint a representative in accordance with the Corporations Act.

2.2 The Company will require a certificate appointing the corporate representative. A form of certificate may be obtained from the Company's share registry.

2.3 The certificate must be lodged with the Company before the AGM or at the registration desk on the day of the AGM before the AGM commences. The certificate will be retained by the Company. A corporate representative will not be permitted to attend the AGM unless the necessary certificate of appointment has been produced prior to admission.

3. How to get to the AGM

3.1 Location

Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067. Entrance is via the Conference Centre.

3.2 Getting there



Melway Ref 2D-B8
EASTERN FREEWAY
Victoria Park
Victoria Park station
TRENERRY CRES
Yarra River
Yarra Bend Park
Yarra River
JOHNSTON STREET
Computershare Global Headquarters
Studley Park
HODDLE STREET
NICHOLSON STREET
CLARKE ST
STUDLEY PARK ROAD
WALKER ST
GIPPS STREET
YARRA BVD

By train

The nearest train station is Victoria Park station, which is a ten minute walk from the Yarra Falls building. Victoria Park station is a stop on both the Epping and Hurstbridge lines.

By bus

Bus route numbers 200, 201, 205 and 207 stop outside the Yarra Falls building on Johnston Street.

By car

Car parking is generally available on Johnston Street and in the surrounding streets.

4. Registration

If you are attending the AGM, it will assist us with registration if you bring your personalised proxy form.

END